As filed with the Securities and Exchange Commission on September 14, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navios Maritime Partners L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Navios Maritime Partners L.P. 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco (011) + (377) 9798-2140	Trust Company of the Marshall Islands, Inc. Trust Company Complex, Ajeltake Island P.O. Box 1405 Majuro, Marshall Islands MH96960 (011) +30 210 429 3223
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Philip Richter, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000	Todd E. Mason, Esq. Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, NY 10017 (212) 344-5680	Ryan J. Maierson, Esq. Nick S. Dhesi, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all conditions to the merger contemplated by the Agreement and Plan of Merger, dated as of August 25, 2021, described in the enclosed proxy statement/prospectus, have been satisfied or waived and the merger has been completed as described in the enclosed proxy statement/prospectus.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common units	3,448,388(1)	N/A	$105,175,600(2)	$11,475(3)

(1)

The 3,448,388 common units of the registrant (“Navios Partners Common Units”) being registered represents the estimated maximum number of Navios Partners Common Units that may be issued in the merger described herein (the “Merger”). Such estimated maximum number of Navios Partners Common Units being registered is based on the product obtained by multiplying the 26,559,495 shares of common stock, par value $0.0001 per share, of Navios Maritime Acquisition Corporation (“Navios Acquisition Common Shares”) estimated to be outstanding and not held directly or indirectly by the registrant or Navios Maritime Acquisition Corporation or any of their respective subsidiaries immediately prior to the Merger by the exchange ratio of 0.1275 of a Navios Partners Common Unit for each Navios Acquisition Public Common Share. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional Navios Partners Common Units as may be issuable as a result of unit splits, unit dividends or similar transactions.

(2)

Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is (i) the product obtained by multiplying (x) $3.96 (the average of the high and low prices of Navios Acquisition Common Shares (the securities to be exchanged in the Merger) on September 10, 2021, as reported on the New York Stock Exchange LLC, by (y) 26,559,495 (the number of Navios Acquisition Public Common Shares estimated to be outstanding immediately prior to the Merger, each of which will be exchanged in the Merger for merger consideration consisting of Navios Partners Common Units).

(3)

Calculated pursuant to Section 6(b) of the Securities Act and SEC Fee Rate Advisory #1 for Fiscal Year 2021 at a rate equal to $109.10 per $1,000,000 (0.0001091) of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED SEPTEMBER 14, 2021

Dear Shareholders of Navios Maritime Acquisition Corporation:

We are pleased to inform you that on August 25, 2021, Navios Maritime Acquisition Corporation, which we refer to as “Navios Acquisition” or “NNA,” entered into a merger agreement with Navios Maritime Partners L.P., which we refer to as “Navios Partners” or “NMM,” and Navios Partners’ direct, wholly-owned subsidiary Navios Acquisition Merger Sub. Inc., which we refer to as “Merger Sub.” Pursuant to the merger agreement, Merger Sub will be merged with and into Navios Acquisition, with Navios Acquisition becoming a wholly-owned subsidiary of Navios Partners. The accompanying Notice of Special Meeting and this proxy statement/prospectus describe the merger in greater detail and provide specific information about the Special Meeting referenced below. Please read these materials carefully.

In the merger, each share of Navios Acquisition common stock, par value $0.0001 per share, which we refer to as the “Navios Acquisition Common Shares,” that is outstanding immediately before the merger (other than shares held by Navios Acquisition, Navios Partners and their respective subsidiaries) will be automatically converted into the right to receive 0.1275 of a common unit of Navios Partners, which we refer to as the “Merger Consideration.”

The market value of the Merger Consideration will fluctuate with the market price of Navios Partners’ common units. You should obtain current price quotations for the Navios Partners common units, which are listed on the New York Stock Exchange under the ticker symbol “NMM.” On August 26, 2021, the trading day immediately preceding the public announcement of the merger agreement, the closing price of Navios Partners’ common units on the NYSE was $25.67 and the Merger Consideration represented a value per Navios Acquisition Common Share of approximately $3.27, representing a premium to Navios Acquisition shareholders of 55.7% based on the August 26, 2021 closing price of the Navios Acquisition Common Shares and 13.1% based on the 60-day volume weighted average price of the Navios Acquisition common shares for the period ending August 26, 2021. Based on the closing price of Navios Partners common units on the NYSE of $30.96 on September 10, 2021, the latest practicable date before the date of this proxy statement/prospectus, the Merger Consideration represented a value per Navios Acquisition Common Share of approximately $3.95.

You are cordially invited to attend a special meeting of the shareholders of Navios Maritime Acquisition Corporation, which we refer to as the “Special Meeting,” to be held at the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on [●], 2021 at 10:00 a.m., local time, to vote on the approval of the Merger Agreement.

The Board of Directors of Navios Acquisition delegated to a special committee of the Navios Acquisition Board, comprised solely of independent directors of Navios Acquisition, referred to as the “Navios Acquisition Special Committee,” the authority to review, evaluate, negotiate, reject and/or recommend to the Board of Directors of Navios Acquisition the proposed merger, the merger agreement and the related transactions and documents. In addition, the Navios Acquisition Special Committee was granted the authority to select and retain independent legal and financial advisors to assist the Navios Acquisition Special Committee in carrying out its responsibilities.

Each of the Navios Acquisition Special Committee and the Board of Directors of Navios Acquisition unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Navios Acquisition and the holders of Navios Acquisition Public Common Shares (as such term is defined in the proxy statement/prospectus), approved the merger agreement and the transactions contemplated thereby; and determined to recommend that the holders of Navios Acquisition Common Shares approve the merger agreement and the merger upon the terms and conditions set forth in the merger agreement.

The Navios Acquisition Special Committee and the Board of Directors of Navios Acquisition recommend that the holders of Navios Acquisition Common Shares vote “FOR” the approval of the merger agreement. Under applicable law, the merger requires approval of Navios Acquisition shareholders holding at least a majority of the outstanding Navios Acquisition Common Shares. Under the terms of the merger agreement, Navios Partners, which owns approximately 62.4% of the outstanding Navios Acquisition Common Shares, has agreed to vote all of its Navios Acquisition Common Shares in favor of the merger and the merger agreement at the Special Meeting. The affirmative vote of Navios Partners alone will be sufficient to approve the merger and the merger agreement.

The notice of the Special Meeting and the proxy statement/prospectus that accompany this letter provide you with detailed information about the Special Meeting, the merger agreement, the merger, the other transactions contemplated by the merger agreement and other related matters. Navios Partners and Navios Acquisition both encourage you to read the entire document carefully. In particular, please read the section entitled “Risk Factors,” on page 12 of this proxy statement/prospectus, for a discussion of risks relevant to the merger and the combined company.

Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement/prospectus and complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the Special Meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the Special Meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card.

Angeliki Frangou	Christos Kokkinis
Chairman of the Board of Directors of Navios Maritime Acquisition Corporation	Chairman of the Special Committee of the Board of Directors of Navios Maritime Acquisition Corporation

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NAVIOS PARTNERS COMMON UNITS TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this proxy statement/prospectus is [●], 2021 and is first being mailed to holders of Navios Acquisition Common Shares on or about [●], 2021.

ADDITIONAL INFORMATION

Navios Partners and Navios Acquisition file annual reports with and furnish other information to the U.S. Securities and Exchange Commission (the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Navios Partners and Navios Acquisition and their respective subsidiaries from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov. You can also find information about Navios Partners and Navios Acquisition by visiting Navios Partners’ website at https://www.navios-mlp.com and Navios Acquisition’s website at https://www.navios-acquisition.com. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also request copies of these documents, without charge, by writing or telephoning the appropriate company as follows:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Partners L.P.

Navios Maritime Acquisition Corporation

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

In addition, if you have questions about the merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Acquisition as follows:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

Strathvale House, 90 N Church Street

Grand Cayman

KY1-1104 Cayman Islands

+1 345 232 3066

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by [●], 2021 (which is five (5) business days before the date of the Special Meeting) in order to receive them before the Special Meeting.

For additional information about documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

References in this proxy statement/prospectus to “Excluded Shares” refer to (i) Navios Acquisition Common Shares held immediately prior to the effective time of the Merger by Navios Acquisition, Navios Partners and their respective subsidiaries (including the shares issued pursuant to the NMM Equity Issuance) and (ii) NNA Restricted Shares.

References to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated August 25, 2021, by and among Navios Partners Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of Navios Partners (“Merger Sub”), and Navios Acquisition, as it may be amended, pursuant to which Merger Sub will be merged with and into Navios Acquisition (the “Merger”), with Navios Acquisition surviving the Merger as a wholly-owned subsidiary of Navios Partners and each Navios Acquisition Common Shares that is outstanding immediately before the Merger (other than shares held by Navios Acquisition, Navios Partners and their respective subsidiaries) will be automatically converted into the right to receive 0.1275 of a Navios Partners Common Unit.

References to “Navios Acquisition” or “NNA” refer to Navios Maritime Acquisition Corporation and/or one or more of its subsidiaries, as the context requires.

References to “Navios Acquisition Common Shares” refer to common stock, par value $0.0001 per share, of Navios Acquisition.

References to “Navios Acquisition Public Common Shares” refer to outstanding Navios Acquisition Common Shares, other than Navios Acquisition Common Shares held by Navios Partners, Navios Acquisition and Navios Shipmanagement Holdings Corporation (“NSM”) or any of their affiliates.

References to “Navios Partners” or “NMM” refer to Navios Maritime Partners L.P. and/or one or more of its subsidiaries (other than Navios Acquisition and its subsidiaries), as the context requires.

References to “Navios Partners Common Units” refer to common units of Navios Partners. The holders of the Navios Partners Common Units are entitled to elect a majority of the Board of Directors of Navios Partners.

References to the “Navios Partners Subscription Consideration” refer to the aggregate subscription amount of $150.0 million in the NMM Equity Issuance.

References to the “NMM Equity Issuance” refer to the issuance and sale by Navios Acquisition as of August 25, 2021 of 44,117,647 newly issued Navios Acquisition Common Shares to Navios Partners at a price of $3.40 per share in cash or $150.0 million in accordance with the terms of the Merger Agreement as of 2021.

References to the “NMM Loan Agreement” refer to the Loan Agreement, dated as of August 24, 2021, between Navios Acquisition and Navios Partners under which Navios Partners made available to Navios Acquisition a working capital facility of up to $45.0 million.

References to “NNA Debt Financing” refer to the entry by Navios Acquisition and certain of its subsidiaries into financing arrangements with certain lenders pursuant to which Navios Acquisition and its subsidiaries borrowed from such lenders up to $291.4 million in the aggregate.

References to “NNA Restricted Shares” refer to Navios Acquisition Common Shares that are subject to vesting or other forfeiture conditions immediately prior to the effective time of the Merger.

References to the “NSM Equity Issuance” refer to the issuance of 8,823,529 newly issued Navios Acquisition Common Shares to NSM, as of August 25, 2021, in exchange the cancellation of $30.0 million ($3.40 per share) of the approximately $98.1 million outstanding balance of a loan from NSM to Navios Acquisition (the “NSM Loan”) in accordance with an amendment to the NSM Loan entered into as of August 25, 2021 by NSM and NNA (the “NSM Loan Amendment”) pursuant to which, among other things, NSM released all of the collateral securing the NSM Loan (to allow the Ship Mortgage Notes released collateral to be included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P.

References to the “NSM Subscription Consideration” refer to the amount of the NSM Loan that is cancelled in connection with the NSM Equity Issuance of $30.0 million.

References to the “Ship Mortgage Notes” refer to all of Navios Acquisition’s outstanding 8.125% First Priority Ship Mortgage Notes due November 15, 2021, which NNA called for redemption on August 26, 2021 and in respect of which NNA remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes using net proceeds from (i) the NMM Equity Issuance described below, and (ii) the NNA Debt Financing.

References to the “Transaction” refer collectively to the Merger, the NMM Equity Issuance, the NNA Debt Financing, the redemption of the Ship Mortgage Notes and the satisfaction and discharge of Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes, the transactions contemplated by the NSM Loan Amendment and the NMM Loan Agreement.

Unless otherwise indicated, all references to “dollars,” “US dollars” and “$” in this proxy statement/prospectus are to United States dollars. This proxy statement/prospectus uses the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-[            ]) filed with the SEC by Navios Partners, constitutes a prospectus of Navios Partners under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Navios Partners Common Units to be issued to holders of Navios Acquisition Common Shares pursuant to the Merger.

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Navios Acquisition with respect to the Special Meeting of holders of Navios Acquisition Common Shares (the “Special Meeting”) at which holders of Navios Acquisition Common Shares will be asked to consider and vote on a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Please see the section entitled “Questions and Answers About the Merger and the Special Meeting.”

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2021. The information contained in this proxy statement/prospectus is accurate only as of that date, or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to holders of Navios Acquisition Common Shares nor the issuance by Navios Partners of Navios Partners Common Units pursuant to the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.

The information concerning Navios Partners contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Navios Partners, and information concerning Navios Acquisition contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Navios Acquisition.

NOTICE OF SPECIAL MEETING

TO BE HELD ON [●], 2021

To the Shareholders of Navios Maritime Acquisition Corporation:

You are invited to attend a special meeting of the shareholders (the “Special Meeting”) of Navios Maritime Acquisition Corporation (“Navios Acquisition” or “NNA”) to be held at the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on [●], 2021, at 10:00 a.m., to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 25, 2021 (as may be amended from time to time, the “Merger Agreement”), including the transactions contemplated therein, entered into with Navios Maritime Partners L.P. (“Navios Partners” or “NMM”) and Navios Acquisition Merger Sub. Inc., a wholly-owned subsidiary of Navios Partners (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Navios Acquisition, and, following the Merger, Navios Acquisition will be a wholly-owned subsidiary of Navios Partners.

As described in the accompanying proxy statement/prospectus, a Special Committee of the Navios Acquisition Board of Directors and the Navios Acquisition Board of Directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Acquisition and the holders of Navios Acquisition Public Common Shares; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined to recommend that the holders of Navios Acquisition Common Shares approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement. The Special Committee of the Navios Acquisition Board of Directors and the Navios Acquisition Board of Directors recommend that you vote “FOR” the approval of the Merger Agreement.

The proxy statement/prospectus that accompanies this notice provides extensive information about the Special Meeting, the Merger Agreement, the Merger, related transactions and other matters. You are urged to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. A copy of the Merger Agreement is included in the proxy statement/prospectus as Annex A.

Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement/prospectus and complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the Special Meeting. We have provided a postage-paid envelope for your convenience. If you plan to attend the Special Meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card. Your vote is very important, regardless of the number of Navios Acquisition Common Shares you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by [●] [a.m./p.m.] [time zone] on [●], 2021.

Only holders of record of Navios Acquisition Common Shares at the close of business on [●], 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Under the terms of the Merger Agreement, Navios Partners has agreed to vote all of its Navios Acquisition Common Shares in favor of the Merger and the Merger Agreement at the Special Meeting. The affirmative vote of Navios Partners alone will be sufficient to approve the Merger and the Merger Agreement.

Please note, however, that if your Navios Acquisition Common Shares are held of record by a bank, broker or other nominee and you wish to vote at the Special Meeting, you must obtain a legal proxy in your name from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. Please also bring to the Special Meeting your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Acquisition Common Shares as of the record date and valid government-issued photo identification.

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Maritime Acquisition Corporation by writing to Vasiliki (Villy) Papaefthymiou, Secretary, Navios Maritime Acquisition Corporation, Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, or by telephone at +1 345 232 3066.

By Order of the Board of Directors,

Vasiliki Papaefthymiou

Secretary

ANNEXES

Annex A	Agreement and Plan of Merger, dated as of August 25, 2021, by and among Navios Maritime Partners L.P., Navios Acquisition Merger Sub. Inc. and Navios Maritime Acquisition Corporation
Annex B	Opinion of Pareto Securities AS

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following section provides brief answers to certain questions that you may have regarding the Merger and the matters being considered at the Special Meeting. Please note that this section does not address all issues that may be important to you as a holder of Navios Acquisition Common Shares with respect to the Merger and Special Meeting. Accordingly, you should carefully read this entire proxy statement/prospectus, including each of the annexes, and the documents that have been incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Navios Acquisition, on the one hand, and Navios Partners and Merger Sub, on the other hand, have entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will merge with and into Navios Acquisition, and, following the Merger, Navios Acquisition will be a wholly-owned subsidiary of Navios Partners. You are receiving this proxy statement/prospectus in connection with the solicitation by the Board of Directors of Navios Acquisition (the “Navios Acquisition Board”) of proxies of holders of Navios Acquisition Common Shares to vote in favor of the Merger Agreement.

Navios Acquisition is holding a Special Meeting to obtain the approval of the holders of Navios Acquisition Common Shares necessary to adopt the Merger Agreement.

This proxy statement/prospectus constitutes both a proxy statement of Navios Acquisition and a prospectus of Navios Partners. It is a proxy statement because the Navios Acquisition Board is soliciting proxies from its shareholders. It is a prospectus because Navios Partners will issue Navios Partners Common Units to holders of Navios Acquisition Common Shares (other than Excluded Shares) as consideration for the exchange of outstanding Navios Acquisition Common Shares in the Merger.

Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve the Merger Agreement. As a condition to the completion of the Merger, the Merger Agreement must be approved by holders of a majority of the outstanding Navios Acquisition Common Shares. As of the record date of the Special Meeting, Navios Partners beneficially owned 44,117,647 outstanding Navios Acquisition Common Shares, amounting to approximately 62.4% of the outstanding Navios Acquisition Common Shares. Under the terms of the Merger Agreement, Navios Partners has agreed to vote all of its Navios Acquisition Common Shares in favor of the Merger and the Merger Agreement at the Special Meeting. The affirmative vote of Navios Partners alone will be sufficient to approve the Merger Agreement and the Merger.

In connection with the execution of the Merger Agreement, Navios Acquisition also completed several other transactions, including the NMM Loan Agreement, the NMM Equity Issuance, the NNA Debt Financing, the redemption of all of its Ship Mortgage Notes, the NSM Equity Issuance and the other transactions contemplated by the NSM Loan Amendment. Other than the Merger, you are not being asked to approve any of these transactions. For more information on these transactions, see “The Merger—Transactions Related to the Merger.”

Q:	What will happen to Navios Acquisition as a result of the Merger?

A:

If the Merger is successfully completed, Merger Sub will be merged with and into Navios Acquisition, with Navios Acquisition continuing as a wholly-owned subsidiary of Navios Partners. Additionally, if the Merger is successfully completed, the Navios Acquisition Common Shares currently listed on the New York Stock Exchange (the “NYSE”), will cease to be listed on the NYSE and will be deregistered under the Securities

Exchange Act of 1934, as amended (the “Exchange Act”), and Navios Acquisition will cease filing reports with the SEC.

Q:	What will I receive for my Navios Acquisition Common Shares if the Merger is completed?

A:

If the Merger is completed, each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit (the “Exchange Ratio”) and will be cancelled and cease to exist. Upon conversion of the Navios Acquisition Common Shares into Navios Partners Common Units, the former holders of Navios Acquisition Common Shares will have all of the rights, including all voting rights, including for the election of members of the Board of Directors of Navios Partners, and rights to receive distributions, associated with such Navios Partners Common Units.

Any Navios Acquisition Common Shares that are owned immediately prior to the effective time of the Merger by Navios Acquisition, Navios Partners or any of their respective subsidiaries (including shares issued pursuant to the NMM Equity Issuance) will be cancelled, and no Merger Consideration or other consideration will be delivered for those cancelled shares. The Navios Acquisition Common Shares issued to NSM pursuant to the NSM Equity Issuance will be exchanged in the Merger for Navios Partners Common Units on the same terms applicable to the other Navios Acquisition shareholders.

Navios Partners will not issue any fractional Navios Partners Common Units to holders of Navios Acquisition Common Shares in the Merger. Instead, each holder of Navios Acquisition Common Shares otherwise entitled to a fraction of a Navios Partners Common Unit of 0.5 or above will be entitled to receive a full Navios Partners Common Unit. Any holder of Navios Acquisition Common Shares otherwise entitled to a fraction of a Navios Partners Common Unit of less than 0.5 will receive no consideration for such fractional share, which will be forfeited. See the section entitled “The Merger Agreement—Exchange of Units; Fractional Shares—Fractional Units.”

Following the completion of the Merger, it is anticipated that the former holders of Navios Acquisition Public Common Shares will own, by virtue of the exchange of their Navios Acquisition Common Shares for Navios Partners Common Units, approximately 11.4% of the total Navios Partners Common Units.

Q:	What is the value of the Merger Consideration?

A:

The Navios Partners Common Units are traded on the NYSE under the symbol “NMM.” Because Navios Partners will issue a fixed number of Navios Partners Common Units in exchange for each outstanding Navios Acquisition Common Share (other than Excluded Shares), the market value of the Merger Consideration that such holders of Navios Acquisition Common Shares will receive will depend on the price per unit of Navios Partners Common Units at the time the Merger is completed. That price will not be known at the time of the Special Meeting and may be less or more than the current price or the price at the time of the Special Meeting. Based on the price of a Navios Partners Common Unit on the NYSE of $[●] on [●], 2021, which may be more or less than the price at the closing of the Merger, the consideration per each Navios Acquisition Common Share has a market value of $[●].

The aggregate number of Navios Partners Common Units to be issued as Merger Consideration will not be adjusted to reflect changes in the price of Navios Acquisition Common Shares or Navios Partners Common Units prior to the completion of the Merger.

Q:	Do the Navios Acquisition Special Committee and the Navios Acquisition Board recommend voting “FOR” the proposal to approve the Merger Agreement?

A:

Yes. Taking into consideration, among other factors, the fairness opinion of Pareto Securities AS (“Pareto”), the independent financial advisor to the Navios Acquisition Special Committee, a copy of which is attached to this proxy statement/prospectus as Annex B, and the other reasons set forth in the section entitled “The Merger—Reasons for the Navios Acquisition Special Committee’s Recommendation,” the Navios Acquisition Special Committee has approved the Merger and the Merger Agreement, and recommends that the holders of Navios Acquisition Common Shares vote “FOR” the proposal to approve the Merger Agreement at the Special Meeting. Based on the recommendation of the Navios Acquisition Special Committee, the Navios Acquisition Board has also approved the Merger and the Merger Agreement, and recommends that the holders of Navios Acquisition Common Shares vote “FOR” the proposal to approve the Merger Agreement at the Special Meeting. For additional information, see the sections entitled “The Merger—Background of the Merger,” “The Merger—Recommendation of the Navios Acquisition Special Committee and the Navios Acquisition Board” and “The Merger—Reasons for the Navios Acquisition Special Committee’s Recommendation.”

Q:	Do any of Navios Acquisition’s directors, executive officers or major shareholders have interests in the Merger that may differ from or are in addition to my interests as a shareholder?

A:

Navios Partners beneficially owns 44,117,647, or approximately 62.4%, of the outstanding Navios Acquisition Common Shares. Navios Maritime Holdings Inc. (“Navios Holdings”), which owns approximately 9.6% of the common units of Navios Partners, beneficially owns (through one of its wholly owned subsidiaries) 4,865,147, or approximately 6.9%, of the outstanding Navios Acquisition Common Shares. Angeliki Frangou, who serves as the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings and the Chief Executive Officer of NSM, and is the indirect owner of all of the equity of NSM and of the general partner of Navios Partners, beneficially owns 9,384,633, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share).

The Navios Acquisition Common Shares beneficially owned by Navios Partners were issued to it as of August 25, 2021 by Navios Acquisition in the NMM Equity Issuance pursuant to the Merger Agreement at a price of $3.40 per share in cash, or $150.0 million, in the aggregate. Net proceeds from the NMM Equity Issuance and NNA Debt Financing were used to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes due November 15, 2021. The Navios Acquisition Common Shares owned by Navios Partners will be cancelled in the Merger for no consideration.

The 4,865,147 Navios Acquisition Common Shares beneficially owned by Navios Holdings (through one of its wholly owned subsidiaries) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition.

The 8,823,529 Navios Acquisition Common Shares that Ms. Frangou beneficially owns through NSM were issued to NSM by Navios Acquisition in the NSM Equity Issuance as of August 25, 2021 in exchange for the cancellation of $30.0 million ($3.40 per share) of the approximately $98.1 million of the then outstanding balance of the NSM Loan in accordance with the NSM Loan Amendment. Also, under the NSM Loan Amendment, NSM released all of the collateral securing the NSM Loan (to allow the Ship Mortgage Notes released collateral to be included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P., and NNA repaid on August 25, 2021, $35.0 million of the outstanding balance of the NSM Loan in cash and agreed to repay the remainder of the outstanding portion of the NSM Loan, of approximately $33.1 million, in cash on January 7, 2022.

The 9,284,633 Navios Acquisition Common Shares beneficially owned by Ms. Frangou (including the 8,823,529 Navios Acquisition Common Shares held by NSM, but excluding the 100,000 Navios Acquisition Common Shares subject to an option) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition. The option held by Ms. Frangou to purchase 100,000 Navios Acquisition Common Shares at an exercise price of $58.65 per share will as a result of the Merger become an exercise to purchase 12,750 Navios Partners Common Units at a price of $460 per unit.

Navios Acquisition is a party to a management agreement and an administrative services agreement with Navios Tankers Management Inc. (the “NNA Manager”), a company all of the equity of which is indirectly owned by Ms. Frangou. Pursuant to those agreements NNA Manager provides commercial and technical ship management services and administrative management services to Navios Acquisition in exchange for fees. As a result of the Merger, these agreements will be indirectly assumed by Navios Partners by reason of Navios Acquisition becoming a wholly owned subsidiary of Navios Partners in the Merger.

In connection with the execution of the Merger Agreement, on August 24, 2021, Navios Acquisition and Navios Partners entered into the NMM Loan Agreement under which Navios Partners provided Navios Acquisition with a $45.0 million interim working capital facility. As of the date of this proxy statement/prospectus, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date of the draw. The facility bears interest at the rate of 11.50% per annum.

In addition, certain members of the Navios Acquisition Board and Navios Acquisition executive officers have interests with respect to indemnification and insurance coverage. In particular, the Merger Agreement provides for director and officer indemnification arrangements for each of Navios Acquisition’s directors and officers and provides existing directors’ and officers’ liability insurance to the Navios Acquisition directors and officers that will continue for six years following completion of the Merger. Excluding Ms. Frangou, the directors and executive officers of Navios Acquisition collectively hold less than 1.0% of Navios Acquisition Common Shares.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Acquisition. For additional information, see the section entitled “Related Party Transactions.”

The Navios Acquisition Special Committee was aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Agreement.

For additional information, please read the section entitled “The Merger—Interests of Navios Acquisition’s Directors and Officers in the Merger.”

Q:	How will directors, executive officers, and affiliates of Navios Acquisition and Navios Partners vote on the proposal to approve the Merger Agreement?

A:

As noted above, Navios Partners beneficially owns 44,117,647 Navios Acquisition Common Shares, or approximately 62.4% of the outstanding Navios Acquisition Common Shares. Under the Merger Agreement, Navios Partners has agreed to vote all Navios Acquisition Common Shares owned by it in favor of the Merger Agreement and the Merger. In addition, Navios Holdings beneficially owns (through one of its wholly owned subsidiaries) 4,865,147 Navios Acquisition Common Shares, or approximately 6.9% of the outstanding Navios Acquisition Common Shares, and Angeliki Frangou beneficially owns 9,384,633 Navios Acquisition Common Shares, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share). Navios Holdings and Ms. Frangou expect to vote, or cause to be voted, the Navios Acquisition Common Shares beneficially owned by them (other than, in the case of Ms. Frangou, the shares subject to the option) “FOR” the approval of the Merger Agreement.

The affirmative vote of Navios Partners alone will be sufficient to approve the Merger Agreement and the Merger.

Q:	When and where is the Special Meeting?

A:

The Special Meeting of holders of Navios Acquisition Common Shares will be held at the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on [●], 2021, at 10:00 a.m. local time, unless adjourned or postponed to a later time.

Q:	Who can vote at the Special Meeting?

A:

Holders of Navios Acquisition Common Shares of record as of the close of business on [●], 2021, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting and are entitled to one vote per common share. As of the record date, [●] Navios Acquisition Common Shares were outstanding and entitled to vote at the Special Meeting.

Some of the shareholders hold their shares through a bank, broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

•

If your Navios Acquisition Common Shares are registered directly in your name through Navios Acquisition’s transfer agent, Continental Stock Transfer & Trust Company, or you have physical certificates, then you are considered the holder of record of such shares, and these proxy materials are being sent directly to you by Navios Acquisition. As the shareholder of record, you have the right to grant a proxy or vote in person at the Special Meeting.

•

If your Navios Acquisition Common Shares are held in a brokerage account or otherwise by a bank, broker or other nominee, then you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by your bank, broker or other nominee that is considered the holder of record of those shares. As the beneficial owner, you have the right to direct your bank, broker or other nominee on how to vote your Navios Acquisition Common Shares. You are also invited to attend the Special Meeting. However, because you are not the holder of record, you may not vote these shares in person at the Special Meeting unless you obtain a legal proxy in your name from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the Special Meeting. You would also need to bring to the Special Meeting your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Acquisition Common Shares as of the record date and valid government-issued photo identification.

Q:	What vote is required to approve the Merger Agreement?

A:

The approval and adoption of the Merger Agreement and the Merger by Navios Acquisition requires the approval of at least a majority of the outstanding Navios Acquisition Common Shares. Under the Merger Agreement, Navios Partners, which, as of the record date for the Special Meeting, beneficially owned 44,117,647 Navios Acquisition Common Shares, or approximately 62.4% of the outstanding Navios Acquisition Common Shares, has agreed to vote all of its Navios Acquisition Common Shares in favor of the Merger Agreement and the Merger. The affirmative vote of Navios Partners alone will be sufficient to approve the Merger Agreement and the Merger. See the section entitled “The Special Meeting—Vote Required” for additional information.

Q:	What if I do not vote or do not fully complete my proxy card?

A:

If you do not vote your Navios Acquisition Common Shares with respect to the proposal to approve the Merger Agreement, it will have the same effect as a vote against the proposal. However, we expect the proposal to be approved as the affirmative vote of Navios Partners will be sufficient to approve the proposal. If the Merger is completed, your Navios Acquisition Common Shares (other than any Excluded Shares) will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your Navios Acquisition Common Shares to be voted, such shares will be voted “FOR” approval of the Merger Agreement.

Q:	What do I need to do now?

A:

If you are a shareholder of record, after carefully reading and considering the information contained in, and incorporated by reference into, this document, please complete, date, sign and return the enclosed proxy card. See the section entitled “The Special Meeting—Voting; Proxies.” You should submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received no later than [●] [a.m./p.m.] [time zone] on [●], 2021.

If you are a beneficial owner, you should instruct your bank, broker or other nominee to vote your Navios Acquisition Common Shares. If you do not instruct your bank, broker or other nominee, it will not be able to vote your Navios Acquisition Common Shares. Please check with your bank, broker or other nominee and follow the voting procedures it provides. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See the section entitled “The Special Meeting—Voting; Proxies.”

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. If your Navios Acquisition Common Shares are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a signed written notice of revocation to Navios Acquisition’s Secretary at the address below:

Navios Maritime Acquisition Corporation

Attn: Secretary

Strathvale House, 90 N Church Street,

Grand Cayman,

KY1-1104 Cayman Islands

Or by email to legal_corp@navios.com

•

Second, you may complete and submit a new proxy card. Your latest vote actually received by Navios Acquisition before the Special Meeting will be counted, and any earlier votes will be automatically revoked.

•

Third, you may attend the Special Meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the Special Meeting without voting will not revoke any earlier proxy you may have given.

If your Navios Acquisition Common Shares are held in “street name” by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Q:	If I want to attend the Special Meeting, what do I do?

A:

Holders of Navios Acquisition Common Shares that want to attend the Special Meeting should come to the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, at 10:00 a.m. local time, on [●], 2021. You are entitled to attend the Special Meeting only if you were a shareholder of record as of the close of business on the record date or you hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the Special Meeting. If you are not a shareholder of record, but hold shares through a bank, broker or other nominee (i.e., in “street name”), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Navios Acquisition Common Shares as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

Q:	What happens if I transfer or sell my Navios Acquisition Common Shares before the Special Meeting or before completion of the Merger?

A:

If you transfer or sell your Navios Acquisition Common Shares after the record date but before the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will have transferred the right to receive the Merger Consideration in the Merger. In order to receive the Merger Consideration, you must hold your Navios Acquisition Common Shares through the effective time of the Merger.

Q:	What if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your Navios Acquisition Common Shares in more than one brokerage account, if you hold shares directly as a holder of record and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your Navios Acquisition Common Shares are voted.

Q:	When is the Merger expected to be completed?

A:

Navios Acquisition and Navios Partners are working to complete the Merger as quickly as possible. Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Navios Partners and Navios Acquisition expect to complete the Merger in the fourth quarter of 2021 promptly after the Special Meeting. For a discussion of the conditions to the completion of the Merger, see the section entitled “The Merger Agreement—Conditions to the Merger.”

Q:	Following the completion of the Merger, what percentage of Navios Partners Common Units will Navios Acquisition shareholders own?

A:

If the Merger is completed, the holders of Navios Acquisition Public Common Shares will receive 3,448,338 Navios Partners Common Units, respectively, representing an estimated 11.4% of the outstanding Navios Partners Common Units.

Q:	What are the material U.S. federal income tax consequences of the Merger to holders of Navios Acquisition Common Shares?

A:

It is intended that, for U.S. federal income tax purposes, the Merger, either alone or together with the Optional Second Merger (as defined below), if consummated, should qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the

“Code”) and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Acquisition Common Shares that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger) (the “Intended Tax Treatment”). If the Merger so qualifies, U.S. holders (as defined below) of Navios Acquisition Common Shares generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Acquisition Common Shares for Navios Partners Common Units. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger (either alone or together with the Optional Second Merger, if consummated) should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Special rules may apply to U.S. holders of Navios Acquisition Common that acquired their Navios Acquisition Common Shares before 2011 or otherwise believe they may have held equity interests of Navios Acquisition while it was a “passive foreign investment corporation” as defined in Section 1297 of the Code. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” and consult your own tax advisors regarding the U.S. federal income tax consequences of the Merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q:	Are there risks I should consider in deciding whether to vote for the Merger Agreement?

A:	Yes. We have set forth a list of risk factors that you should consider carefully in connection with the Merger. See the section entitled “Risk Factors” beginning on page [●].

Q:	Do I have dissenters’ or appraisal rights for my Navios Acquisition Common Shares in connection with the Merger?

A:	No. Holders of Navios Acquisition Common Shares do not have dissenters’ or appraisal rights under applicable law or contractual dissenters’ or appraisal rights under the Merger Agreement

Q:	How will holders of Navios Acquisition Common Shares receive the Merger Consideration?

A:

Following the completion of the Merger, if you are a holder of record of Navios Acquisition Common Shares (other than Excluded Shares) at the effective time of the Merger, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration in exchange for your Navios Acquisition Common Shares. You must return the completed letter of transmittal and surrender your Navios Acquisition Common Shares as described in the instructions, and you will receive the Merger Consideration after the exchange agent receives your completed letter of transmittal and/or such other documents that may be required by the exchange agent. See the section entitled “The Merger—Conversion of Navios Acquisition Common Shares.”

Q:	What will happen if the Merger is not completed?

A:

If the Merger is not completed for any reason, you will not receive any consideration for your Navios Acquisition Common Shares, and Navios Acquisition’s common shares will continue to be traded on the NYSE.

Q:	Who can help answer my additional questions about the Merger or voting procedures?

A:

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Maritime Acquisition Corporation by writing to Vasiliki (Villy) Papaefthymiou, Secretary, Navios Maritime Acquisition Corporation, Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, or by telephone at +1 345 232 3066. If a bank, broker or other nominee holds your Navios Acquisition Common Shares, then you should also contact your bank, broker or other nominee for additional information.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and does not contain all the information that may be important to you. To fully understand the Merger Agreement and the transactions contemplated thereby, including the Merger, and for a more complete description of the terms of the Merger Agreement, you should read carefully this entire proxy statement/prospectus, including the attached annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions in the section entitled “Where You Can Find More Information.”.

Parties to the Merger Agreement

Navios Maritime Partners L.P.

Navios Partners is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Navios Partners has been a public company since November 2007. Currently, Navios Partners’ general partner is Olympos Maritime Ltd. and holds a 2.0% general partner interest in Navios Partners.

The principal executive offices of Navios Partners are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Navios Maritime Acquisition Corporation

Navios Acquisition is a publicly traded corporation, incorporated under the laws of The Republic of the Marshall Islands on March 14, 2008. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Navios Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.

The principal executive offices of Navios Acquisition are located at c/o Navios Maritime Acquisition Corporation, Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, and its telephone number is +1 345 232 3066.

Navios Acquisition Merger Sub. Inc.

Merger Sub is a corporation incorporated under the laws of The Republic of the Marshall Islands and a wholly-owned subsidiary of Navios Partners. Merger Sub was formed on August 23, 2021, solely for the purpose of consummating the Merger and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub are located at c/o Navios Maritime Partners L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140.

Description of the Merger (page [●])

Navios Partners and Navios Acquisition agreed to combine businesses by merging Merger Sub, a wholly-owned subsidiary of Navios Partners, with and into Navios Acquisition, with Navios Acquisition becoming a wholly-

owned subsidiary of Navios Partners and continuing as the surviving entity. If the Merger is successfully consummated, Navios Acquisition will become a wholly-owned subsidiary of Navios Partners. As a result of the Merger, each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit.

The Special Meeting (page [●])

The Special Meeting of shareholders of Navios Acquisition will be held at the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on [●], 2021, at 10:00 a.m. local time, unless adjourned or postponed to a later time. At the Special Meeting, holders of Navios Acquisition Common Shares will be asked to approve the Merger Agreement.

The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Navios Acquisition Common Shares (the “Shareholders Approval”). In addition, a quorum at the Special Meeting requires the presence in person or by proxy of holders of a majority of the shares represented and entitled to vote thereat.

Holders of Navios Acquisition Common Shares of record as of the close of business on [●], 2021, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting and are entitled to one vote per common share.

As of the date of this proxy statement/prospectus, Navios Partners beneficially owns 44,117,647 Navios Acquisition Common Shares, or approximately 62.4% of the outstanding Navios Acquisition Common Shares. Under the Merger Agreement, Navios Partners has agreed to vote all Navios Acquisition Common Shares owned by it in favor of the Merger Agreement and the Merger. The affirmative vote of Navios Partners alone will be sufficient to approve the Merger Agreement and the Merger.

In addition, Navios Holdings beneficially owns (through one of its wholly owned subsidiaries) 4,865,147 Navios Acquisition Common Shares, or approximately 6.9% of the outstanding Navios Acquisition Common Shares, and Angeliki Frangou beneficially owns 9,384,633 Navios Acquisition Common Shares, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share). Navios Holdings and Ms. Frangou expect to vote, or cause to be voted, the Navios Acquisition Common Shares beneficially owned by them (other than, in the case of Ms. Frangou, the shares subject to the option) “FOR” the approval of the Merger Agreement.

Aside from Ms. Frangou, directors and executive officers of Navios Acquisition, owned approximately less than 1.0% of the outstanding Navios Acquisition Common Shares.

As of the record date for the Special Meeting, Navios Acquisition had [●] shareholders of record, approximately [●] of which were located in the United States and held an aggregate of approximately [●] Navios Acquisition Common Shares, representing [●]% of the Navios Acquisition Common Shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held [●] Navios Acquisition Common Shares as of the record date. Navios Acquisition believes that the shares held by CEDE & CO. include common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners.

COMPARATIVE PER UNIT MARKET PRICE INFORMATION

The following table sets forth the closing sale prices for each Navios Partners Common Unit and each Navios Acquisition Common Share as reported on the NYSE as of August 26, 2021, the closing price on the trading day immediately preceding the public announcement of the execution of the Merger Agreement on August 26, 2021 and as of September 10, 2021, the latest practicable date before the date of this proxy statement/prospectus. The table also shows the equivalent implied value of a Navios Acquisition Common Share on each of the dates, which has been determined by multiplying the market price of a Navios Partners Common Unit on each of the dates by 0.1275, which represents the ratio of Navios Partners Common Units to be received for each Navios Acquisition Common Share (other than Excluded Shares) in the Merger.

	Navios Partners Common Unit	Navios Acquisition Common Share	Navios Acquisition Common Share Equivalent
August 26, 2021	$25.67	$2.10	$3.27
September 10, 2021	$30.96	$3.90	$3.95

The market prices of Navios Partners Common Units and Navios Acquisition Common Shares have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the Closing Date and thereafter. No assurance can be given concerning the market prices of Navios Partners Common Units and Navios Acquisition Common Shares before completion of the Merger or the units of the combined company after completion of the Merger.

RISK FACTORS

The Merger, the Navios Partners business, and owning Navios Partners Common Units involve a high degree of risk. In addition to the other information included in or incorporated by reference into this proxy statement/prospectus, including the matters under the section entitled “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider all of the following risk factors. The matters described below may not contain all of the information that is important to you in evaluating the Merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the appendices and the information included in or incorporated by reference into this document. Please also refer to the additional risk factors identified in the periodic reports and other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Risks Related to the Merger

Because the market price of Navios Partners Common Units may fluctuate, you cannot be certain of the precise value of the Merger Consideration that you will receive in the Merger.

The Exchange Ratio is fixed such that each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit in connection with the Merger. The Exchange Ratio will not be adjusted for changes in the market price of either Navios Acquisition Common Shares or Navios Partners Common Units between the date of signing the Merger Agreement and completion of the Merger. Accordingly, the value of the Merger Consideration to be received at closing will vary depending on the market price of Navios Partners Common Units on the date of the closing of the Merger.

In addition, the price of Navios Partners Common Units and the price of Navios Acquisition Common Shares at the Effective Time may vary from their respective prices on the date the Merger Agreement was executed and on the date of this proxy statement/prospectus. There is no “price protection” mechanism contained in the Merger Agreement that would adjust the number of Navios Partners Common Units that holders of Navios Acquisition Common Shares will receive based on any decreases in the trading price of Navios Partners Common Units.

These variations in Navios Partners Common Unit and Navios Acquisition Common Share prices may be the result of various factors, including:

•	changes in the demand and supply of vessels;

•	changes in the supply and demand of vessel capacity;

•	changes in the business prospects of Navios Partners or Navios Acquisition;

•	litigation developments;

•	market assessments as to whether and when the Merger will be consummated;

•	the timing of the consummation of the Merger;

•	increased competition in the respective markets; and

•	general market, economic and political conditions, including the impact of the COVID-19 pandemic.

The market price for Navios Partners Common Units may be affected by factors different from those affecting the Navios Acquisition Common Shares.

Upon completion of the Merger, holders of Navios Acquisition Common Shares (other than Excluded Shares) will become holders of Navios Partners Common Units. Navios Acquisition’s businesses differ from those of Navios Partners, and, accordingly, the results of operations of Navios Partners will be affected by some factors that are different from those currently affecting the results of operations of Navios Acquisition. For a discussion of the businesses of Navios Partners and Navios Acquisition and of other factors to consider in connection with those businesses, you should carefully review this document and the documents incorporated by reference into this document, including the risk factors described in Navios Partners’ annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the SEC on March 31, 2021, Navios Acquisition’s annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the SEC on April 28, 2021, and each of Navios Partners’ and Navios Acquisition’s other filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus.

The announcement and pendency of the Merger could adversely affect each of Navios Partners’ and Navios Acquisition’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Navios Partners’ and Navios Acquisition’s business, including affecting Navios Partners’ and Navios Acquisition’s relationships with its existing and future customers and suppliers, which could have an adverse effect on Navios Partners’ or Navios Acquisition’s business, results of operations and financial condition, regardless of whether the Merger is completed. In particular, Navios Partners and Navios Acquisition could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Navios Partners and Navios Acquisition has expended, and continues to expend, significant management resources, in an effort to complete the Merger, which are being diverted from Navios Partners’ and Navios Acquisition’s day-to-day operations.

If the Merger is not completed, the trading price of Navios Partners Common Units may fall to the extent that the current price of Navios Partners Common Units reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of Navios Partners in the investment community and may affect Navios Partners’ relationship with customers, suppliers and other partners in the business community.

The termination of the Merger Agreement could negatively impact Navios Acquisition and Navios Partners.

If the Merger is not completed for any reason, the ongoing business of Navios Acquisition and Navios Partners may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Navios Acquisition and Navios Partners may be subject to a number of risks, including the following:

•

Navios Acquisition and Navios Partners may experience negative reactions from the financial markets, including a decline of their share or unit price, respectively (which may reflect a market assumption that the Merger will be completed);

•	Navios Acquisition and Navios Partners may experience negative reactions from the investment community, their respective customers and other partners in the business community;

•	Navios Acquisition and Navios Partners may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger will have required substantial commitments of time and resources by Navios Acquisition’s and Navios Partners’ respective management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial had the Merger not been contemplated.

In addition, upon termination of the Merger Agreement under specified circumstances, Navios Partners or Navios Acquisition may be required to reimburse the other party for its costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $1.0 million. See the section entitled “The Merger Agreement—Termination.”

Certain of the executive officers and members of the Navios Acquisition Board, as well as Navios Acquisition’s major shareholders, have interests that are different from, and/or in addition to, the interests of other holders of Navios Acquisition Common Shares.

Navios Partners beneficially owns 44,117,647, or approximately 62.4%, of the outstanding Navios Acquisition Common Shares.

Navios Holdings, which owns approximately 9.6% of the common units of Navios Partners, beneficially owns (through one of its wholly owned subsidiaries) 4,865,147, or approximately 6.9%, of the outstanding Navios Acquisition Common Shares.

Angeliki Frangou, who serves as the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings and as the Chief Executive Officer of NSM, and is also the indirect owner of all of the equity of NSM and of the general partner of Navios Partners, beneficially owns 9,384,633, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM, which is 100% indirectly owned by her and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share).

The Navios Acquisition Common Shares beneficially owned by Navios Partners were issued to it by Navios Acquisition in the NMM Equity Issuance pursuant to the Merger Agreement as of August 25, 2021, at a price of $3.40 per share in cash, or $150.0 million in the aggregate. Net proceeds from the NMM Equity Issuance and NNA Debt Financing were used to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes due November 15, 2021. The Navios Acquisition Common Shares owned by Navios Partners will be cancelled in the Merger for no consideration.

The 4,865,147 Navios Acquisition Common Shares beneficially owned by Navios Holdings (through one of its wholly owned subsidiaries) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition.

The 8,823,529 Navios Acquisition Common Shares that Ms. Frangou beneficially owns through NSM were issued to NSM by Navios Acquisition in the NSM Equity Issuance as of August 25, 2021 in exchange for the cancellation of $30.0 million ($3.40 per share) of the approximately $98.1 million of the then outstanding balance of the NSM Loan in accordance with the NSM Loan Amendment. Also, under the NSM Loan Amendment NSM released all of the collateral securing the NSM Loan (to allow the Ship Mortgage Notes released collateral to be included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P., and NNA repaid on August 25, 2021, $35.0 million of the outstanding balance of the NSM Loan in cash and agreed to repay the remainder of the outstanding portion of the NSM Loan, of approximately $33.1 million, in cash on January 7, 2022.

The 9,284,633 Navios Acquisition Common Shares beneficially owned by Ms. Frangou (including the 8,823,529 Navios Acquisition Common Shares held by NSM, but excluding the 100,000 Navios Acquisition Common Shares subject to an option) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition. The option held by Ms. Frangou to purchase 100,000 Navios Acquisition Common Shares at an exercise price of $58.65 per share will as a result of the Merger become an exercise to purchase 12,750 Navios Partners Common Units at a price of $460 per unit.

Navios Acquisition is a party to a management agreement and an administrative services agreement with Navios Tankers Management Inc. (the “NNA Manager”), a company all of the equity of which is indirectly owned by Ms. Frangou. Pursuant to those agreements, NNA Manager provides commercial and technical ship management services and administrative management services to Navios Acquisition in exchange for fees. As a result of the Merger, these agreements will be indirectly assumed by Navios Partners by reason of Navios Acquisition becoming a wholly owned subsidiary of Navios Partners in the Merger.

In connection with the execution of the Merger Agreement, on August 24, 2021, Navios Acquisition and Navios Partners entered into the NMM Loan Agreement under which Navios Partners provided Navios Acquisition with a $45.0 million interim working capital facility. As of the date of this proxy statement/prospectus, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date of the draw. The facility bears interest at the rate of 11.50% per annum.

In addition, certain members of the Navios Acquisition Board and Navios Acquisition executive officers have interests with respect to indemnification and insurance coverage. In particular, the Merger Agreement provides for director and officer indemnification arrangements for each of Navios Acquisition’s directors and officers and provides existing directors’ and officers’ liability insurance to the Navios Acquisition directors and officers that will continue for six years following completion of the Merger. Excluding Ms. Frangou, the directors and executive officers of Navios Acquisition collectively hold less than 1.0% of Navios Acquisition Common Shares

Certain rights of the holders of Navios Acquisition Common Shares will change as a result of the Merger.

Upon completion of the Merger, holders of Navios Acquisition Common Shares will no longer be shareholders of Navios Acquisition but will be common unitholders of Navios Partners. There will be certain differences between your current rights as a holder of Navios Acquisition Common Shares, on the one hand, and the rights to which you will be entitled as a holder of Navios Partners Common Units, on the other hand. For a more detailed discussion of the differences in the rights of holders of Navios Acquisition Common Shares and Navios Partners Common Units, see the section entitled “Comparison of Shareholder and Unitholder Rights.”

While the Merger Agreement is in effect, Navios Acquisition and Navios Partners’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, Navios Acquisition, Navios Partners and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and, subject to certain exceptions, generally must operate their respective businesses in the ordinary course consistent with past practice prior to completing the Merger (unless Navios Acquisition or Navios Partners obtains the other’s consent, as applicable, which is not to be unreasonably withheld, delayed or conditioned), which may restrict Navios Acquisition’s and Navios Partners’ ability to exercise certain of their respective business strategies. These restrictions may prevent Navios Acquisition and Navios Partners from selling assets, issuing, delivering or selling their securities in excess of certain agreed limits, declaring or paying any dividend or distribution (other than, for Navios Partners, regular quarterly cash dividends or distributions in the ordinary course, which shall be no greater than $0.05 per NMM Common Unit), incurring indebtedness or making changes to their respective businesses or governing documents prior to the completion of the Merger or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on Navios Acquisition’s and Navios Partners’ respective businesses, financial results, financial condition or common unit price.

Existing shareholders of Navios Acquisition will have a reduced ownership and voting interest in, and will exercise less influence over management of, the combined company after the completion of the Merger.

Upon the completion of the Merger, each holder of Navios Acquisition Common Shares that receives Navios Partners Common Units in the Merger will become a unitholder of Navios Partners, with a percentage ownership of, and voting interest in, the combined company that is significantly smaller than such shareholder’s percentage ownership of, and voting interest in, Navios Acquisition immediately prior to the Merger. Accordingly, existing shareholders of Navios Acquisition will have less influence on the management and policies of the combined company than they now have on the management and policies of Navios Acquisition.

Financial projections regarding Navios Partners and Navios Acquisition may not prove accurate.

In performing its financial analyses and rendering its fairness opinion, the financial advisor to the Navios Acquisition Special Committee reviewed and relied on, among other things, internal financial analyses and forecasts for Navios Partners and Navios Acquisition. These financial projections include assumptions of Navios Partners and Navios Acquisition, including with regards to future operating cash flows, expenditures and income. These financial projections were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. The financial projections should not be regarded as an indication that Navios Partners, Navios Acquisition, or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance. The financial projections are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. The failure of Navios Partners or Navios Acquisition to achieve projected results, including projected cash flows, could have a material adverse effect on the price of Navios Partners Common Units, its financial position and its ability to maintain or increase its distributions following the Merger.

The successful execution of the integration strategy following the consummation of the Merger will involve risks and may not be successful.

The success of the Merger will depend, in part, on the ability of the combined company to realize the anticipated benefits from combining Navios Partners’ and Navios Acquisition’s businesses. Realizing the benefits of the Merger will depend in part on the integration of assets, operations, functions and personnel while maintaining adequate focus on the core businesses of the combined company. Any expected cost savings, economies of scale, enhanced liquidity or other operational efficiencies, as well as revenue enhancement opportunities anticipated from the combination of Navios Partners and Navios Acquisition, or other synergies, may not occur.

The combined company’s management team will face challenges inherent in efficiently managing the combined company’s fleet, including the need to implement appropriate systems, policies, benefits and compliance programs. If management of the combined company is unable to minimize the potential disruption of the combined company’s ongoing business caused by the integration efforts and the distraction of management during the integration process, the anticipated benefits of the Merger may not be realized or may only be realized to a lesser extent than expected. In addition, the inability to successfully manage the implementation of appropriate systems, policies, benefits and compliance programs for the combined company could have an adverse effect on the combined company after the Merger. These integration-related activities could also have an adverse effect on each of Navios Partners and Navios Acquisition pending the completion of the Merger.

It is possible that the integration process could result in the loss of key employees, as well as the disruption of each of Navios Partners’ and Navios Acquisition’s ongoing businesses or the creation of inconsistencies between Navios Partners’ and Navios Acquisition’s standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with service providers, customers and employees after the Merger or to achieve the anticipated benefits of the Merger.

The combined company’s operating expenses may increase significantly over the near term due to the expanded operations and expenses or other changes related to the Merger. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Merger and materially and adversely affect the combined company’s business, operating results and financial condition.

The combined company may not realize all of the anticipated benefits of the Merger.

Navios Partners and Navios Acquisition believe that the Merger will provide benefits to the combined company, as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Navios Partners, including but not limited to the strength or weakness of the economy and competitive factors in the areas where Navios Partners and Navios Acquisition do business, the effects of competition in the markets in which Navios Partners or Navios Acquisition operate, and the impact of changes in the laws and regulations regulating the seaborne transportation industry or the dry container and/or tanker markets or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating the business and future financial prospects of the combined company following the Merger difficult. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or distributions. The past financial performance of each of Navios Partners and Navios Acquisition may not be indicative of their future financial performance.

Failure to realize all of the anticipated benefits of the Merger may impact the financial performance of the combined company, the price of Navios Partners Common Units and the ability of Navios Partners to pay distributions on the Navios Partners Common Units. The declaration of distributions by Navios Partners will be at the discretion of its board of directors.

The market value of Navios Partners Common Units may decline as a result of the Merger.

The market value of Navios Partners Common Units may decline as a result of the Merger if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of Navios Partners’ and Navios Acquisition’s businesses are not realized or if the transaction costs related to the Merger are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market, or if the effect of the Merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, resales of Navios Partners Common Units following the Merger may cause the market value of the Navios Partners Common Units to decline.

The opinion of the Navios Acquisition Special Committee’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

The Navios Acquisition Special Committee will not obtain an updated fairness opinion from its financial advisor as of the date of this proxy statement/prospectus, the Special Meeting or the consummation of the Merger. Changes in the operations and prospects of Navios Partners or Navios Acquisition, general market and economic conditions and other factors that may be beyond the control of Navios Partners or Navios Acquisition, and on which the opinion of the financial advisor of the Navios Acquisition Special Committee were based, may significantly alter the value of Navios Acquisition or the prices of Navios Partners Common Units by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because the Navios Acquisition Special Committee currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed.

Like Navios Acquisition, Navios Partners is organized under the laws of the Republic of the Marshall Islands and a substantial portion of its assets will continue to be, and most of its directors and officers will continue to reside, outside of the United States after the Merger and it may not be possible for unitholders to enforce civil liability provisions of the securities laws of the United States in the Marshall Islands.

Like Navios Acquisition, Navios Partners is organized under the laws of the Republic of the Marshall Islands. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. After the Merger, substantially all of the combined company’s assets will be located outside the United States, and most of the combined company’s directors and officers will reside outside the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the combined company and such directors and officers under the U.S. federal securities laws. There is uncertainty as to the enforceability in the

Republic of the Marshall Islands by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the U.S. federal securities laws.

Certain holders of Navios Acquisition Common Shares may be required to recognize gain for U.S. federal income tax purposes at the time of the exchange of their Navios Acquisition Common Shares in the Merger.

It is intended that, for U.S. federal income tax purposes, the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Acquisition Common Shares that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). If the Merger, either alone or together with the Optional Second Merger, if consummated so qualifies, U.S. holders of Navios Acquisition Common Shares generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Navios Acquisition Common Shares for Navios Partners Common Units. However, this determination depends on many factors, and neither Navios Partners nor Navios Acquisition is making any representation as to whether the Merger should qualify as a reorganization. Moreover, the Intended Tax Treatment will not be binding on the IRS or any court. Under the terms of the Merger Agreement, Navios Partners and Navios Acquisition have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson, LLP, dated as of the Closing Date, substantially to the effect that the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify for the Intended Tax Treatment. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify for the Intended Tax Treatment. In addition, neither Navios Acquisition nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge. If the Merger fails to qualify for the Intended Tax Treatment, then a Navios Acquisition shareholder would recognize gain (but may not be able to recognize loss) for U.S. federal income tax purposes in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder’s tax basis in the Navios Acquisition Common Shares surrendered. Holders of Navios Acquisition Common Shares are urged to consult with their own tax advisors regarding the consequences to them if the Merger is not treated as a reorganization. See “Material U.S. Federal Income Tax Consequences of the Merger.”

In addition, although Navios Acquisition does not believe it currently is, or that it was for the 2011 through 2020 taxable years, a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, Navios Acquisition was treated as a PFIC for the 2008 through 2010 taxable years. U.S. holders of Navios Acquisition Common Shares who owned equity interests in Navios Acquisition while Navios Acquisition was a PFIC may have to recognize gain, but not loss, in connection with the receipt of Navios Partners Common Units in the Merger, even if the Merger, either alone or together with the Optional Second Merger, if consummated, otherwise qualifies as a reorganization. U.S. holders of Navios Acquisition Common Shares who acquired their Navios Acquisition Common Shares prior to 2011 or otherwise believe they may have held equity interests of Navios Acquisition while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.

The Merger may be subject to litigation, which could delay the Merger and prevent the Merger from being completed.

Navios Partners and/or Navios Acquisition may in the future be party to legal proceedings and claims related to the Merger. Legal challenges to the Merger could result in an injunction, preventing or delaying the completion of the Merger. Any litigation relating to the Merger could require Navios Partners and Navios Acquisition to incur substantial costs in connection therewith and divert management’s attention from their respective businesses.

Risks Related to Navios Acquisition

You should read and consider the risk factors specific to Navios Acquisition that will also affect the combined company after completion of the Merger. For a comprehensive discussion of the risk factors relating to Navios Acquisition, please see the corresponding section in Navios Acquisition’s Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on April 28, 2021, and Navios Acquisition’s other filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Risks Related to Navios Partners

You should read and consider the risk factors specific to Navios Partners that will also affect the combined company after completion of the Merger. For a comprehensive discussion of the risk factors relating to Navios Partners, please see the corresponding section in Navios Partners’ Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on March 31, 2021, and Navios Partners’ other filings with the SEC, each of which is incorporated by reference herein, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this proxy statement/prospectus which are not historical facts (including Navios Partners’ and Navios Acquisition’s financial forecasts and any other statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, Navios Partners, Navios Acquisition and their respective representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about plans, strategies, business prospects, changes and trends in the business and the markets in which Navios Partners and Navios Acquisition operate as described in this proxy statement/prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “might,” “could,” “should,” “would,” “will,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “projects,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	the possibility that the Merger does not close when expected or at all because the conditions to the closing of the Merger are not satisfied on a timely basis or at all;

•	the likelihood that the parties will complete the Merger and the expected timing of completion of the Merger;

•

the expected benefits of the Merger and the effects of the consummation of the Merger, including the ability of Navios Partners and Navios Acquisition to integrate their operations after the completion of the Merger;

•	the anticipated tax consequences of and the accounting treatment of the Merger;

•	the impact of the Merger on each of Navios Partners’ and Navios Acquisition’s business, results of operations and financial condition, as well as the value of Navios Partners Common Units;

•	potential litigation arising from the Merger Agreement and/or the Merger;

•	the Merger’s effect on the relationships of Navios Partners or Navios Acquisition with their respective customers and suppliers, whether or not the Merger is completed;

•	Navios Partners’ unitholders and Navios Acquisition’s shareholders reduction in their percentage ownership and voting power;

•

the possibility that the anticipated benefits of the Merger are not realized as a result of such things as the weakness of the economy and competitive factors in the seaborne transportation in which Navios Partners and Navios Acquisition do business, including the impact of the COVID-19 pandemic;

•

the ability to maintain or develop new and existing customer relationships with major commodity traders, oil majors, liner companies and operators, including the ability to enter into long-term charters for vessels;

•	global economic outlook and growth and changes in general economic and business conditions, including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;

•	the ability to successfully grow business and capacity to manage expanding business;

•	future levels of cash flow and levels of distributions, as well as future cash distribution policy;

•	current and future business and growth strategies and other plans and objectives for future operations;

•	future operating and financial results;

•

ability to identify and consummate desirable acquisitions, dispositions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	container, dry and liquid cargo industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	the ability to take delivery of, integrate into the fleet and employ any newbuildings ordered or to be ordered in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of vessels and resultant increases in operation and drydocking costs;

•	the ability of vessels to pass classification inspection;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under long-term time charter;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of charterers and the ability of contract counterparties to fulfill their obligations;

•

the ability to repay outstanding indebtedness, to fulfill other financial obligations, to obtain additional financing and to obtain replacement charters for vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and vessel operations;

•	track records, and past and future performance, in safety, environmental and regulatory matters;

•	the impact of heightened environmental and quality concerns of insurance underwriters and charterers;

•	the adequacy of insurance arrangements and ability to obtain insurance and required certifications;

•	general domestic and international political conditions, including wars, pandemics, acts of piracy and terrorism;

•	changes in global production of raw materials, semi-finished or finished goods and products transported by containerships;

•

changes in seaborne and other transportation patterns, such as port congestion, canal closures or expansions, changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	changes in the standard of service or the ability of technical managers to be approved as required;

•	public health threats, such as the COVID-19 pandemic, influenza and other highly contagious diseases or viruses;

•	the ability to leverage the scale, experience, reputation and relationships of Navios Holdings, and Navios Shipmanagement Inc. and its affiliates; and

•

other factors that may affect future results, including changes in trade policies, change in tax laws, technological and regulatory changes and adverse developments in general market, business, economic, labor, regulatory and political conditions.

These and other forward-looking statements are made based upon Navios Partners’ and Navios Acquisition’s current plans, expectations, estimates, assumptions, and beliefs concerning future events and therefore involve a number of risks and uncertainties, including, but not limited to, those risks discussed under the section entitled “Risk Factors.” The forward-looking statements contained in this proxy statement/prospectus are based on Navios Partners’ and Navios Acquisition’s current expectations and beliefs concerning future developments and their potential effects on Navios Partners and Navios Acquisition. There can be no assurance that future developments will be those that Navios Partners and Navios Acquisition have anticipated.

The foregoing list of important factors is not exhaustive, and other factors could also adversely affect the completion of the Merger and the future results of Navios Partners and Navios Acquisition, including the factors described in Navios Partners’ Annual Report for the fiscal year ended December 31, 2020, as filed on Form 20-F, and filed with the SEC on March 31, 2021, and other important factors described in Navios Partners’ filings with the SEC, and Navios Acquisition’s Annual Report for the fiscal year ended December 31, 2020, as filed on Form 20-F, as filed with the SEC on April 28, 2021, and other important factors described in Navios Acquisition’s filings with the SEC, each of which is incorporated by reference into this proxy statement/prospectus. You should carefully review and consider the various disclosures included in this joint proxy statement/prospectus and in other documents incorporated by reference into this proxy statement/prospectus that attempt to advise interested parties of the risks and factors that may affect Navios Acquisition’s and/or Navios Partners’ business, prospects, financial condition and results of operations.

The risks, uncertainties and assumptions involved are inherently subject to significant uncertainties and contingencies, many of which are beyond Navios Partners’ and/or Navios Acquisition’s control. You are cautioned that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. Navios Partners and Navios Acquisition undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Navios Partners and Navios Acquisition to predict all of these factors. Further, Navios Partners and Navios Acquisition cannot assess the impact of each such factor on business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to holders of Navios Acquisition Common Shares as part of a solicitation of proxies by the Navios Acquisition Board for use at the Special Meeting.

Date, Time and Place

The Special Meeting of shareholders of Navios Acquisition will be held at the offices of Navios Maritime Acquisition Corporation, located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on [●], 2021, at 10:00 a.m. local time, unless adjourned or postponed to a later time.

Purpose of the Special Meeting

At the Special Meeting, we are asking holders of Navios Acquisition Common Shares to consider and vote upon the approval of the Merger Agreement, including the transactions contemplated therein, pursuant to which, among other things, Merger Sub will merge with and into Navios Acquisition, and, following the Merger, Navios Acquisition will continue as the surviving corporation and will be a wholly-owned subsidiary of Navios Partners.

Approval and Recommendation of the Navios Acquisition Special Committee and the Navios Acquisition Board

The Navios Acquisition Special Committee and the Navios Acquisition Board (based on the recommendation of the Navios Acquisition Special Committee) have each unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Acquisition and the holders of Navios Acquisition Public Common Shares; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) determined to recommend that the holders of Navios Acquisition Common Shares approve the Merger Agreement and the Merger upon the terms and conditions set forth in the Merger Agreement. The Navios Acquisition Special Committee and the Navios Acquisition Board unanimously recommend that Navios Acquisition’s shareholders vote “FOR” the approval of the Merger Agreement. For a discussion of the material factors considered by the Navios Acquisition Special Committee in reaching its conclusions, see the sections entitled “The Merger—Recommendation of the Navios Acquisition Special Committee” and “The Merger—Reasons for the Navios Acquisition Special Committee’s Recommendation.”

In considering the recommendation of the Navios Acquisition Board with respect to the proposals, you should be aware that Navios Acquisition’s directors and executive officers have interests that are different from, or in addition to, the interests of holders of Navios Acquisition Common Shares generally. For more information, see the section entitled “The Merger—Interests of Navios Acquisition’s Directors and Officers in the Merger.”

Record Date; Quorum

Only holders of record of Navios Acquisition Common Shares at the close of business on the record date, [●], 2021, are entitled to notice of and to vote at the Special Meeting and are entitled to one vote per share.

A quorum at the Special Meeting requires the presence in person or by proxy of holders of a majority of the shares represented and entitled to vote thereat.

If you submit a properly executed proxy card, you will be considered part of the quorum. Holders of Navios Acquisition Common Shares present in person at the Special Meeting but not voting, and Navios Acquisition Common Shares for which Navios Acquisition has received proxies indicating that their holders have abstained, will be counted as present at the Special Meeting for purposes of determining whether a quorum is established, also subject to the limitations described below. Broker “non-votes,” if any, will be counted for purposes of determining whether a quorum exists at the Special Meeting. A broker “non-vote” occurs when a bank, broker or other nominee holding units for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Upon request by a holder of Navios Acquisition Common Shares at or prior to the Special Meeting, Navios Acquisition will provide a list of registered shareholders as of the Record Date of the Special Meeting.

Vote Required

The approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding Navios Acquisition Common Shares. Abstentions and broker non-votes, and shares not voted, will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement.

Under the rules that govern brokers who have record ownership of common shares that are held in “street name” for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The approval of the Merger Agreement is considered a non-routine matter. Accordingly, brokers will not have discretionary voting authority to vote your Navios Acquisition Common Shares on the Merger Agreement. A broker non-vote occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the common shares on a particular non-routine matter. A broker will not be permitted to vote on the proposal to approve the Merger Agreement without instruction from the beneficial owner of the Navios Acquisition Common Shares held by that broker. As a result, Navios Acquisition Common Shares beneficially owned that have been designated on proxy cards by the bank, broker or other nominee as not voted on the proposal to approve the Merger Agreement (broker “non-vote”) will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement. If you hold Navios Acquisition Common Shares through a bank, broker or other nominee with custody of your shares, follow the voting instructions you receive from such nominee.

Adjournment

Under the terms of the Merger Agreement, Navios Acquisition may, and at the request of Navios Partners, will, adjourn or postpone the Special Meeting to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Navios Acquisition’s shareholders within a reasonable amount of time in advance of the Special Meeting.

Voting of Navios Acquisition Common Shares Owned by Affiliates, Directors and Executive Officers

Navios Partners beneficially owns 44,117,647 Navios Acquisition Common Shares, or approximately 62.4% of the outstanding Navios Acquisition Common Shares. Under the Merger Agreement, Navios Partners has agreed to vote all Navios Acquisition Common Shares owned by it in favor of the Merger Agreement and the Merger.

The affirmative vote of Navios Partners alone will be sufficient to approve the Merger Agreement and the Merger.

In addition, Navios Holdings beneficially owns (through one of its wholly owned subsidiaries) 4,865,147 Navios Acquisition Common Shares, or approximately 6.9%, of the outstanding Navios Acquisition Common Shares, and Angeliki Frangou beneficially owns 9,384,633 Navios Acquisition Common Shares, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share). Navios Holdings and Ms. Frangou expect to vote, or cause to be voted, the Navios Acquisition Common Shares beneficially owned by them (other than, in the case of Ms. Frangou, the shares subject to the option) “FOR” the approval of the Merger Agreement.

Aside from Ms. Frangou, directors and executive officers of Navios Acquisition, owned less than 1.0% of the outstanding Navios Acquisition Common Shares.

Voting; Proxies

If you were a holder of record of Navios Acquisition Common Shares at the close of business on the record date, you may vote in person by attending the Special Meeting or, to ensure that your shares are represented at the Special Meeting, you may authorize a proxy to vote. To vote by proxy, after carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement/prospectus, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your shares may be voted at the Special Meeting.

All Navios Acquisition Common Shares represented by each properly executed and valid proxy received by [●] [a.m./p.m.] [time zone] on [●], 2021 will be voted in accordance with the instructions given on the proxy. If a holder of Navios Acquisition Common Shares executes a proxy card without giving instructions, the shares represented by that proxy card will be voted “FOR” the proposal to approve the Merger Agreement. Please submit your proxy whether or not you plan to attend the Special Meeting in person.

If your Navios Acquisition Common Shares are held beneficially in “street name,” you should instruct your bank, broker, or other nominee to vote your shares. If you do not instruct your bank, broker or other nominee, it will not be able to vote your shares. Please check with your bank, broker or other nominee and follow the voting procedures it provides. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet.

Revocations

If your Navios Acquisition Common Shares are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a signed written notice of revocation to Navios Acquisition’s Secretary at the address below:

Navios Maritime Acquisition Corporation

Attn: Secretary

Strathvale House, 90 N Church Street

Grand Cayman

KY1-1104

Cayman Islands

Or by email to legal_corp@navios.com

•

Second, you may complete and submit a new proxy card. Your latest vote actually received by Navios Acquisition before the Special Meeting will be counted, and any earlier votes will be automatically revoked.

•

Third, you may attend the Special Meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the Special Meeting without voting will not revoke any earlier proxy you may have given.

If your Navios Acquisition Common Shares are held in “street name” by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Failure to Vote or Specify Vote

If you do not vote your Navios Acquisition Common Shares with respect to the proposal to approve the Merger Agreement, it will have the same effect as a vote against the proposal. However, if the proposal to approve the Merger Agreement is approved and the Merger is completed, your Navios Acquisition Common Shares (other than Excluded Shares) will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your Navios Acquisition Common Shares to be voted, your Navios Acquisition Common Shares will be voted “FOR” approval of the Merger Agreement.

No Dissenters’ Rights of Appraisal

Holders of Navios Acquisition Common Shares do not have dissenters’ or appraisal rights under applicable law or contractual dissenters’ or appraisal rights under the Merger Agreement.

Other Information

As of the date of this joint proxy statement/prospectus, the Navios Acquisition Board was unaware of any other matters that may be presented for action at the Special Meeting. If other matters properly come before the Special Meeting, or at any adjournment or postponement of the Special Meeting, Navios Acquisition intends that common shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Navios Acquisition will pay the costs of printing and mailing this proxy statement/prospectus to its shareholders and all other costs incurred in connection with the solicitation of proxies for the Special Meeting. In addition to the mailed proxy materials, Navios Acquisition’s and Navios Partners’ directors, officers, and other employees may also solicit proxies or votes in person, in writing, by telephone, e-mail, or other means of communication. Directors, officers and other employees of Navios Acquisition will not be paid any additional compensation for soliciting proxies. Navios Acquisition will also reimburse banks, brokers, nominees, and other record holders for their reasonable expenses in forwarding proxy materials to beneficial owners of Navios Acquisition Common Shares.

The matters to be considered at the Special Meeting are of great importance to Navios Acquisition’s shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and promptly complete, date, sign and return the enclosed proxy in the enclosed postage-paid envelope.

Questions and Additional Information

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Maritime Acquisition Corporation by writing to Vasiliki (Villy) Papaefthymiou, Secretary, Navios Maritime Acquisition Corporation, Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, or by telephone at +1 345 232 3066. If a bank, broker or other nominee holds your Navios Acquisition Common Shares, then you should also contact your bank, broker or other nominee for additional information.

THE MERGER

On August 25, 2021, Navios Partners and Navios Acquisition agreed to combine businesses by merging Merger Sub, a wholly-owned subsidiary of Navios Partners, with and into Navios Acquisition. If the Merger is successfully consummated, Navios Acquisition will become a wholly-owned subsidiary of Navios Partners.

Transactions Related to the Merger

Redemption and Discharge of Ship Mortgage Notes

Pursuant to the Merger Agreement, on August 26, 2021, Navios Acquisition called for redemption by delivery all of its Ship Mortgage Notes by delivery of a Redemption Notice to the registered holders of the Ship Mortgage Notes and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes. The redemption date for the Ship Mortgage Notes will be September 25, 2021.

Navios Acquisition funded the approximately $397.5 million aggregate redemption price plus accrued and unpaid interest up to but not including the redemption date, with net proceeds from (i) the sale by Navios Acquisition pursuant to the Merger Agreement (in a private placement in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 Navios Acquisition Common Shares to Navios Partners for an aggregate purchase price of $150.0 million, or $3.40 per share (referred to as the NMM Equity Issuance), and (ii) borrowings under the HCB Loan Agreement and BNP Loan Agreement described below. The Navios Acquisition Common Shares issued to Navios Partners pursuant to the NMM Equity Issuance will be cancelled in the Merger for no consideration.

NSM Loan Amendment

In connection with the execution of the Merger Agreement, on August 25, 2021, Navios Acquisition and NSM entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend an existing loan agreement dated March 19, 2021 by and among Navios Acquisition and NSM, among others (the “NSM Loan Agreement”). Under the NSM Loan Agreement, NSM had made available to Navios Acquisition a secured term loan (the “NSM Loan”) of up to $100.0 million, of which a balance of approximately $98.1 million was outstanding at the time of the execution of the Supplemental Loan Agreement. The Supplemental Loan Agreement has amended the NSM Loan Agreement to, among other things, release all of the collateral securing the NSM Loan (which has been granted as collateral to secure Navios Acquisition and/or its subsidiaries’ obligations under the HCB Loan Agreement and BNP Loan Agreement described below); eliminate NSM’s option under the NSM Loan Agreement to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P.; cancel $30.0 million of the outstanding balance of the NSM Loan in exchange for 8,823,529 newly-issued Navios Acquisition Common Shares ($3.40 per share) (referred to as the NSM Equity Issuance), which Navios Acquisition Common Shares will be converted into Navios Partners Common Units in the Merger on the same terms as is applicable to other outstanding Navios Acquisition Common Shares; provide for the repayment of $35.0 million of the outstanding balance of the NSM Loan in cash as of the date of the Supplemental Loan Agreement; and the repayment of the remainder of the outstanding balance of the NSM Loan, of approximately $33.1 million, in cash on January 7, 2022.

NNA Debt Financing

Hamburg Commercial Bank Loan Agreement

On August 23, 2021, Navios Acquisition and Hamburg Commercial Bank AG (“HCB”), among other lenders, entered into a loan agreement (the “HCB Loan Agreement”) under which HCB and other lenders, agreed to make available to Navios Acquisition a secured term loan facility of up to $195.4 million to provide financing on seven tankers, all of which secure the loan (the

“HCB Loan”) of which $190.2 million was borrowed by Navios Acquisition on August 25, 2021. The first advance is repayable in fifteen quarterly installments of $4.7 million each beginning on October 29, 2021 with the final repayment to be made on April 29, 2025. The second advance is repayable in eleven quarterly installments of $2.8 million beginning on October 29, 2021 with the final repayment to be made on April 29, 2024. The first advance bears interest at LIBOR plus 3.9% per annum and the second advance bears interest at LIBOR plus 7.0% per annum.

BNP Loan Agreement

On August 25, 2021, certain subsidiaries of Navios Acquisition and BNP Paribas (“BNP”), among other lenders, entered into a loan agreement (the “BNP Loan Agreement”) under which BNP, and other lenders, agreed to make available to such Navios Acquisition subsidiaries a secured term loan facility of up to $96.0 million (the “BNP Loan”), secured by five vessels owned by Navios Acquisition of which the full amount was borrowed by the subsidiaries of Navios Acquisition on August 25, 2021. The BNP Loan is repayable in eight quarterly installments of $4.6 million beginning three months from the date of the initial drawdown, with the final repayment to be made in August 2023. The BNP Loan bears interest at LIBOR plus 3.55% per annum.

NMM Loan Agreement

In connection with the execution of the Merger Agreement, on August 24, 2021, Navios Acquisition and Navios Partners entered into the NMM Loan Agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45.0 million. As of the date of this proxy statement/prospectus, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the drawdown date. The facility bears interest at the rate of 11.50% per annum.

Merger Structure

If the Merger is completed, each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit. Each NNA Restricted Share outstanding at the effective time of the Merger will be converted into an award with respect to a number of Navios Partners Common Units (rounded up or down to the nearest whole unit) equal to the product of (x) the number of Navios Acquisition Common Shares subject to such NNA Restricted Share award and (y) the Exchange Ratio. Additionally, such award of Navios Partners Common Units will be subject to the same terms and conditions (including, without limitation, the same vesting conditions) as were applicable to such NNA Restricted Share award immediately prior to the effective time.

Any Navios Acquisition Common Shares that are owned immediately prior to the effective time of the Merger by Navios Acquisition, Navios Partners or any of their respective subsidiaries (including shares issued pursuant to the NMM Equity Issuance) will be cancelled, and no Merger Consideration or other consideration will be delivered for those cancelled shares. The Navios Acquisition Common Shares issued to NSM in the NSM Equity Issuance will be exchanged in the Merger for Navios Partners Common Units on the same terms applicable to the other Navios Acquisition shareholders. Each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time of the Merger will be converted into one share of common stock of the surviving entity.

The terms and conditions of the Merger are contained in the Merger Agreement, which is described in this proxy statement/prospectus and is included in this proxy statement/prospectus as Annex A. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal agreement that governs the Merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified by reference to the Merger Agreement. In addition to approval by the shareholders of Navios Acquisition at the Special Meeting, other important conditions to the completion of the Merger exist.

Assuming the satisfaction or waiver of all of the conditions in the Merger Agreement, Navios Partners and Navios Acquisition expect to complete the Merger in the fourth quarter of 2021. However, Navios Partners and Navios Acquisition cannot assure you when or if the Merger will occur.

For additional and more detailed information regarding the legal documents that govern the Merger, including information about the conditions to the completion of the Merger and the provisions for terminating or amending the Merger Agreement, please read the section entitled “The Merger Agreement.”

Navios Partners’ Ownership Interest in Navios Acquisition

Holders of Navios Acquisition Common Shares should be aware that, as of the date of this proxy statement/prospectus, Navios Partners owned 44,117,647 Navios Acquisition Common Shares, or approximately 62.4%, of the outstanding Navios Acquisition Common Shares. Navios Holdings, which owns approximately 9.6% of the outstanding common units of Navios Partners, beneficially owns (through one of its wholly owned subsidiaries) 4,865,147, or approximately 6.9%, of the outstanding Navios Acquisition Common Shares. Angeliki Frangou, who serves as the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings, as the Chief Executive Officer of NSM, and is the indirect owner of all of the equity of NSM and of the general partner of Navios Partners, beneficially owns 9,384,633, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM, which is 100% indirectly owned by her and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share).

In addition, as of the date of this proxy statement/prospectus, excluding Ms. Frangou, directors and executive officers of Navios Acquisition and Navios Partners owned less than 1.0% of the outstanding Navios Acquisition Common Shares. Certain officers and directors of Navios Partners also serve as directors or officers of Navios Acquisition, and Navios Partners and its affiliates are parties to several agreements and transactions with Navios Acquisition. For additional information, see the section entitled “Related Party Transactions.”

Certain persons associated with Navios Acquisition have a relationship with Navios Partners. Angeliki Frangou, who serves as Navios Acquisition’s Chief Executive Officer and as Chairman of the Navios Acquisition Board, also serves as Navios Partners’ Chief Executive Officer and as Chairman of the Navios Partners Board and is the indirect owner of the general partner of Navios Partners. As of the date of this proxy statement/prospectus, Navios Partners owned approximately 62.4% of the outstanding Navios Acquisition Common Shares. Ms. Frangou also serves as the Chairman and Chief Executive Officer of Navios Holdings, which owns approximately 6.9% of the outstanding Navios Acquisition Common Shares and approximately 9.6% of the outstanding Navios Partners Common Units. Certain of the foregoing persons also serve as officers, directors and/or members of certain affiliates of Navios Acquisition and/or Navios Partners. For additional information, please see the section entitled “Related Party Transactions.” As a result of these conflicts, these individuals may have differing interests relative to the Merger than other holders of Navios Acquisition Common Shares.

Background of the Merger

The Navios Acquisition Board regularly reviews operational and strategic opportunities to maximize value for holders of Navios Acquisition Common Shares.

On July 22, 2021, during a quarterly meeting of the Navios Acquisition Board, Angeliki Frangou, as Chief Executive Officer and Chairman of the Navios Acquisition Board, notified the Navios Acquisition Board that Navios Partners was considering approaching Navios Acquisition regarding a potential transaction pursuant to which Navios Acquisition would be combined with Navios Partners.

In anticipation of the possibility that Navios Partners may submit a proposal to the Navios Acquisition Board regarding a potential business combination of Navios Acquisition with Navios Partners, and in light of the potential conflicts that may exist between interests of Ms. Frangou and her affiliates, on the one hand, and the holders of Navios Acquisition Public Common Shares, on the other hand, the Navios Acquisition Board formed a special conflicts committee consisting of Christos Kokkinis, Brigitte Noury and Eleni Warren (each of whom are independent members of the Navios Acquisition Board) (the “Navios Acquisition Special Committee”). In connection therewith, the Navios Acquisition Board delegated to the Navios Acquisition Special Committee the power and authority to, among other things, engage in discussions, receive and address any proposals sent by Navios Partners relating to a proposed transaction (the “Proposed Transaction”), and to evaluate, negotiate and present to the Navios Acquisition Board the Navios Acquisition Special Committee’s recommendation with respect to the Proposed Transaction. The Navios Acquisition Board further resolved not to take any action to approve the Proposed Transaction without prior favorably recommendation by the Navios Acquisition Special Committee. The Navios Acquisition Special Committee was also authorized to retain independent legal and financial advisors.

In July 2021, the Navios Acquisition Special Committee interviewed several potential outside legal and financial advisors to advise the Navios Acquisition Special Committee in connection with evaluating and negotiating the Proposed Transaction. Following such interviews, the Navios Acquisition Special Committee decided to engage Latham & Watkins LLP (“Latham”) as legal counsel and Pareto as financial advisor because of each advisor’s knowledge, expertise and experience with public merger and acquisition transactions, including take-private transactions involving the industries in which the parties operate. In late July 2021, the Navios Acquisition Special Committee executed an engagement letter with Latham. With the assistance of Latham, the Navios Acquisition Special Committee negotiated and executed an engagement letter with Pareto effective July 28, 2021.

On July 29, 2021, Navios Partners delivered a letter to the Navios Acquisition Board to propose the Proposed Transaction (the “Initial Proposal”). The Initial Proposal contemplated that (a) Navios Acquisition would issue to Navios Partners $150.0 million of Navios Acquisition Common Shares (the “NMM Equity Issuance”) in exchange for $150.0 million in cash (the “NMM Subscription Consideration”), or $2.69 per Navios Acquisition Common Share, which represented an 8.6% premium over the most recent closing trading price of Navios Acquisition Common Shares, (b) Navios Acquisition and its subsidiaries would enter into loan agreements with certain lenders pursuant to which NNA and its subsidiaries would borrow (the “Debt Financing”) from such lenders approximately $260 million, in the aggregate, (c) Navios Acquisition would use the proceeds from the NMM Equity Issuance and the Debt Financing to defease the approximate $398 million of certain Ship Mortgage Notes issued by Navios Acquisition and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc., which Ship Mortgage Notes were scheduled to mature in November 2021, (d) Navios Acquisition and NSM, would amend the terms of a secured loan (the “NSM Loan”) made by NSM to Navios Acquisition to, among other things, provide for the issuance to NSM of $30 million of Navios Acquisition Common Shares (the “NSM Equity Issuance”) in exchange for the cancellation of $30 million outstanding under the NSM Loan (the “NSM Subscription Consideration”), the forfeiture by NSM of certain rights under the NSM Loan and the release of collateral securing the NSM Loan and (e) Navios Acquisition would enter into a loan agreement with Navios Partners pursuant to which Navios Partners would provide to Navios Acquisition a working capital facility (such transactions, collectively, the “Initial Transactions”). Following the Initial Transactions, Navios Acquisition would merge with a wholly owned subsidiary of Navios Partners (the “Merger”) and each Navios Acquisition Common Share (other than Navios Acquisition Common Shares owned by Navios Partners or Navios Acquisition) would be exchanged for 0.1222 of a Navios Partners Common Unit, which represented an 8.6% premium over the most recent closing trading price of Navios Acquisition Common Shares.

On July 30, 2021, the Navios Acquisition Special Committee met via videoconference. At the meeting, representatives of Latham and Pareto discussed with the Navios Acquisition Special Committee, among other matters, the terms of the Initial Proposal and a potential process pursuant to which the Navios Acquisition

Special Committee would evaluate, negotiate and review the Proposed Transaction in coordination with its advisors.

Commencing in August 2021, Latham and Pareto conducted diligence and analysis of the Proposed Transaction, providing periodic updates to the Navios Acquisition Special Committee.

On August 5, 2021, representatives of Pareto met via videoconference with certain management members of Navios Partners, including Efstratios Desypris, Chief Financial Officer of Navios Partners, and representatives of the financial advisors to Navios Partners. During the meeting, management of Navios Partners presented Navios Partners’ rationales for the terms of the Initial Proposal, and representatives of Pareto asked various financial diligence questions related to Pareto’s preliminary valuation of Navios Partners.

On August 10, 2021, the Navios Acquisition Special Committee met via videoconference with representatives of Pareto and Latham to further review the terms of the Initial Proposal and to discuss Pareto’s preliminary financial analysis of the Initial Proposal and the Proposed Transaction. After discussion, the Navios Acquisition Special Committee authorized representatives of Pareto to negotiate on behalf of the Navios Acquisition Special Committee for an increased exchange ratio.

That same day, representatives of Pareto met via videoconference with representatives of the financial advisors to Navios Partners. During the meeting, representatives of Pareto indicated that based on their financial analysis to date, Pareto believed the P/NAV pricing to be higher than the terms reflected in the Initial Proposal. Representatives of the financial advisors to Navios Partners agreed to discuss this point with Navios Partners.

On August 11, 2021, representatives of Pareto met via videoconference with representatives of the financial advisors to Navios Partners. During the meeting, representatives of the financial advisors to Navios Partners presented a revised offer on behalf of Navios Partners (the “Second Proposal”) consisting of an exchange ratio of 0.1265 of a Navios Partners Common Unit for each Navios Acquisition Common Share (other than the Excluded Shares), which represented a 31.67% premium over the most recent closing trading price of Navios Acquisition Common Shares.

Later that day, the Navios Acquisition Special Committee met via videoconference with representatives of Pareto and Latham to review the terms of the Second Proposal. Representatives from Pareto presented a revised financial analysis based on the terms of the Second Proposal. After discussion, the Navios Acquisition Special Committee authorized representatives of Pareto to negotiate on behalf of the Navios Acquisition Special Committee for a further increased exchange ratio.

That same day, representatives of Pareto met via videoconference with representatives of the financial advisors to Navios Partners. During the meeting, representatives of Pareto presented a revised offer (the “Counterproposal”) consisting of an exchange ratio of 0.1275 of a Navios Partners Common Unit for each Navios Acquisition Common Share (other than the Excluded Shares) (the “Exchange Ratio”), which represented a 32.58% premium over the most recent closing trading price of Navios Acquisition Common Shares. Later that day, representatives of the financial advisors to Navios Partners held a teleconference with representatives of Pareto wherein the financial advisors to Navios Partners, on behalf of Navios Partners, agreed to the terms of the Counterproposal, subject to negotiation of acceptable transaction documents.

On August 16, 2021, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), legal advisor to Navios Partners, sent the initial draft of the Merger Agreement to Latham, who reviewed the draft with the Navios Acquisition Special Committee.

On August 20, 2021, representatives of Latham’s tax team discussed tax-related structuring considerations with representatives of Fried Frank’s tax team.

On August 21, 2021, as authorized by the Navios Acquisition Special Committee, Latham sent a revised draft of the Merger Agreement to Fried Frank reflecting the comments discussed with the Navios Acquisition Special Committee. The revised draft of the Merger Agreement included transfer restrictions with respect to Navios Acquisition Common Shares held by Navios Partners during the interim period, eliminated the ability of either party to terminate the Merger Agreement in the event that the Navios Acquisition stockholder approval was not obtained at the special meeting of holders of Navios Acquisition Common Shares, deleted the right of Navios Partners to terminate the Merger Agreement upon an adverse recommendation change by the Navios Acquisition Board, added the right of Navios Acquisition to terminate the Merger Agreement to pursue a superior proposal and revised the termination fee provision such that the termination fee would be payable only in the event that Navios Acquisition terminated the Merger Agreement to pursue a superior proposal.

On August 22, 2021, Fried Frank sent a revised draft of the Merger Agreement to Latham. The revised draft of the Merger Agreement eliminated Navios Acquisition’s ability to terminate the Merger Agreement to pursue a superior proposal, reinserted Navios Partners’ ability to terminate the Merger Agreement upon an adverse recommendation change by the Navios Acquisition Board and revised the termination fee construct initially proposed by Navios Partners such that the termination fee (the “Termination Fee”) would be payable by Navios Acquisition to Navios Partners in the event that Navios Partners terminated the Merger Agreement upon an adverse recommendation change by the Navios Acquisition Board. Later that day, representatives of Fried Frank and Latham corresponded regarding further revisions to the Merger Agreement.

On August 23, 2021, the Navios Acquisition Special Committee met via videoconference with representatives of Latham and Pareto. Representatives of Latham reviewed with the Navios Acquisition Special Committee their duties and responsibilities under the Navios Acquisition Articles of Incorporation and the Marshall Islands Business Corporation Act (the “Marshall Islands Act”) in connection with reviewing and determining whether to approve the Merger and related transactions and summarized the terms of the Merger Agreement. After discussion regarding the terms of the Merger Agreement, the Navios Acquisition Special Committee determined to propose certain changes to the Merger Agreement, including deletion of the Termination Fee. The Navios Acquisition Special Committee requested a follow-up meeting later that day in order for representatives of Pareto to provide an updated financial analysis with respect to the Proposed Transaction.

Later that same day, the Navios Acquisition Special Committee met via videoconference with representatives of Latham and Pareto. Representatives of Pareto presented Pareto’s updated analysis of the Proposed Transaction, which included, among other things, a review of the due diligence performed to date, a summary of the valuation methodologies employed, a preliminary valuation of each of Navios Partners and Navios Acquisition, an overview of peer group benchmarks and trading multiples, a preliminary analysis of the value of the Navios Acquisition Public Common Shares in Navios Acquisition as a standalone company compared to the estimated value of such shares in the combined entity following the Merger and a preliminary analysis of the terms and conditions of the Proposed Transaction. The Navios Acquisition Special Committee then engaged in a discussion of the various components of the presentation, including the value that would be received by the holders of Navios Acquisition Public Common Shares under Navios Partners’ proposal.

Later on August 23, 2021, as authorized by the Navios Acquisition Special Committee, Latham sent a revised draft of the Merger Agreement to Fried Frank reflecting the comments discussed with the Navios Acquisition Special Committee, including the deletion of the Termination Fee.

Early in the morning of August 24, 2021, representatives of Fried Frank and Latham corresponded regarding further revisions to the Merger Agreement.

Later in the morning of August 24, 2021, the Navios Acquisition Special Committee met with representatives of Latham and Pareto. At the meeting, representatives of Pareto reviewed their financial analysis of the Merger and orally presented their opinion that, as of the date of the opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Navios Acquisition Public Common Shares, the NMM Subscription Consideration is fair, from a financial point of view, to Navios Acquisition, and the NSM Subscription Consideration is fair, from a financial point of view, to Navios Acquisition. Representatives of Latham then summarized the resolutions distributed to the Navios Acquisition Special Committee prior to the meeting. After discussing the presented materials, the Navios Acquisition Special Committee unanimously voted to (i) approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions and (ii) recommend that the Navios Acquisition Board (A) approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions, (B) submit the Merger Agreement to the holders of Navios Acquisition Common Shares for approval, (C) recommend that the holders of shares of Navios Acquisition Common Shares approve the Merger Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement, and (D) cause Navios Acquisition to enter into the Merger Agreement and the agreements reflecting the Initial Transactions and consummate the NMM Equity Issuance, the Initial Transactions and the Merger upon the terms and conditions set forth in the Merger Agreement and the agreements reflecting the Initial Transactions (subject, in the case of the Merger, to obtaining the requisite approval of the holders of Navios Acquisition Common Shares).

On August 24, 2021, following the meeting of the Navios Acquisition Special Committee, the Navios Acquisition Board met, with representatives of Thompson Hine LLP, as corporate counsel to Navios Acquisition, and Latham present, to discuss the terms of the Merger Agreement and the recommendation of the Navios Acquisition Special Committee. Mr. Kokkinis reviewed the recommendation of the Navios Acquisition Special Committee. After discussing matters referenced above, the Navios Acquisition Board unanimously voted to (i) approve the Merger Agreement and the transactions contemplated thereby, including the Merger, (ii) submit the Merger Agreement to the holders of Navios Acquisition Common Shares for approval at a special meeting and (iii) authorize Navios Acquisition to enter into the Merger Agreement and, subject to obtaining the requisite approval of holders of Navios Acquisition Common Shares, consummate the Merger upon the terms and conditions set forth in the Merger Agreement.

Counsel to Navios Partners and the Navios Acquisition Special Committee subsequently finalized the negotiation of the Merger Agreement and the parties executed the Merger Agreement on August 25, 2021. On August 26, 2021, Navios Partners and Navios Acquisition issued a press release announcing the transaction.

Recommendation of the Navios Acquisition Special Committee and the Navios Acquisition Board

In anticipation of the possibility that Navios Partners may submit a proposal to the Navios Acquisition Board regarding a potential business combination of Navios Acquisition with Navios Partners, and in light of the potential conflicts that may exist between interests of Ms. Frangou and her affiliates, on the one hand, and the holders of Navios Acquisition Public Common Shares, on the other hand, the Navios Acquisition Board formed the Navios Acquisition Special Committee consisting of Christos Kokkinis, Brigitte Noury and Eleni Warren (each of whom are independent members of the Navios Acquisition Board). In connection therewith, the Navios Acquisition Board delegated to the Navios Acquisition Special Committee the power and authority to, among other things, engage in discussions, receive and address any proposals sent by Navios Partners relating to the Proposed Transaction, and to evaluate, negotiate and present to the Navios Acquisition Board the Navios Acquisition Special Committee’s recommendation with respect to the Proposed Transaction. The Navios Acquisition Board further resolved not to take any action to approve the Proposed Transaction without prior favorably recommendation by the Navios Acquisition Special Committee. The Navios Acquisition Special Committee was also authorized to retain independent legal and financial advisors.

The Navios Acquisition Special Committee, with the assistance of its advisors, reviewed, negotiated and evaluated the Merger Agreement and the transactions contemplated thereby, including the Merger, and certain related arrangements and agreements. Following that process, the Navios Acquisition Special Committee, by unanimous vote at a meeting held on August 24, 2021, (i) determined in good faith that the Merger Agreement and the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions, are in the best interests of Navios Acquisition and the holders of Navios Acquisition Public Common Shares, (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions and (iii) recommended that the Navios Acquisition Board (A) approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions, (B) submit the Merger Agreement to the holders of Navios Acquisition Common Shares for approval, (C) recommend that the holders of shares of Navios Acquisition Common Shares approve the Merger Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement, and (D) cause Navios Acquisition to enter into the Merger Agreement and the agreements reflecting the Initial Transactions and consummate the NMM Equity Issuance, the Initial Transactions and the Merger upon the terms and conditions set forth in the Merger Agreement and the agreements reflecting the Initial Transactions (subject, in the case of the Merger, to obtaining the requisite approval of the holders of Navios Acquisition Common Shares).

Based on the Navios Acquisition Special Committee’s recommendation, the Navios Acquisition Board, at a meeting held on August 24, 2021, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, the NMM Equity Issuance and the Initial Transactions.

Reasons for the Navios Acquisition Special Committee’s Recommendation

The Navios Acquisition Special Committee considered many factors in making its determination, providing its approval and making its recommendation. The Navios Acquisition Special Committee consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination, its decision to provide its approval and its related recommendation:

•

The Exchange Ratio of 0.1275 of a Navios Partners Common Unit for each Navios Acquisition Public Common Share represents a 65.05% premium to the closing price of a Navios Acquisition Common Share on August 24, 2021 (the last trading day before the announcement of the Merger Agreement) and a 17.6% premium to the 60-day VWAP of a Navios Acquisition Common Share for the period ending on August 24, 2021.

•

The Exchange Ratio is fixed, and therefore the value of the consideration payable to holders of Navios Acquisition Public Common Shares based on such amounts will increase in the event that the market price of Navios Partners Common Units increases relative to any change in the market price of Navios Acquisition Common Shares prior to the closing of the Merger.

•

The Merger is expected to provide holders of Navios Acquisition Public Common Shares with equity ownership in an entity with strong coverage with respect to distributions, which is anticipated to result in (i) greater market confidence in the combined company, (ii) an enhanced outlook for distribution growth and (iii) better positioning for varying and uncertain industry and commodity pricing environments.

•

Navios Partners is currently expected to pay distributions with respect to Navios Partners Common Units, while dividends with respect to Navios Acquisition Common Shares have been suspended beginning with the quarter ended December 31, 2020.

•	The Merger is expected to improve the combined company’s ability to de-leverage through an anticipated cash flow generation, which the combined company may use to drive organic growth.

•	The Merger will simplify Navios Partners’ corporate structure and eliminate potential conflicts of interest between Navios Partners and Navios Acquisition.

•	The Merger is expected to allow Navios Partners and Navios Acquisition to achieve synergies in the form of cost savings, sharing of best practices and capabilities, asset base diversity and other efficiencies, including cost savings related to reduced SEC filing requirements and a reduction in the number of public company boards and other costs associated with multiple public companies.

•	The Merger is expected to create a combined company with a larger, more diversified asset base that is capable of generating increased earnings capacity.

•

The Navios Acquisition Special Committee is familiar with, and understands, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Navios Acquisition and, in connection with evaluating the merits of the Merger, has become familiar with and has gained an understanding of the business, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Navios Acquisition.

•

The Navios Acquisition Special Committee understands and has reviewed the overall current operating conditions and the outlook for the international shipping industry as they relate to Navios Acquisition’s competitive position, financial condition, future distributions and growth prospects.

•

The Merger will result in a combined company having increased scale and greater access to capital, which is anticipated to better position the combined company to enhance long-term growth potential in the recovering shipping market as compared to Navios Acquisition’s prospects as a standalone entity.

•

The Navios Acquisition Special Committee retained independent financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, Navios Acquisition’s and Navios Partners’ industry generally, Navios Partners and Navios Acquisition particularly and substantial experience advising publicly traded corporations and other companies with respect to transactions similar to the proposed transaction.

•

The terms of the Merger Agreement, which were determined through arm’s-length negotiations between Navios Partners and the Navios Acquisition Special Committee and their respective representatives and advisors, provided certain benefits.

•

The Merger Agreement restricts Navios Partners’ ability to take certain actions without the consent of Navios Acquisition prior to the consummation of the Merger that could reduce the value of Navios Partners Common Units received by holders of Navios Acquisition Public Common Shares in the Merger, including:

•

issuing or selling any debt securities, or rights to acquire any debt securities, other than (i) debt issued to refinance existing indebtedness, (ii) aggregate indebtedness with a principal amount up to 20% of the aggregate principal amount of debt outstanding as of August 25, 2021 and (iii) intracompany debt; and

•

issuing or selling any equity interests or rights to acquire equity securities, other than Navios Partners Common Units or rights to acquire Navios Partners Common Units of $75.0 million or less in the aggregate.

•

The Merger Agreement includes provisions allowing the Navios Acquisition Special Committee and the Navios Acquisition Board to withdraw or change their recommendation in favor of the Merger in the event of (i) a Superior Proposal from a third party or (ii) a material change of circumstance that arises after the date of the Merger Agreement that was not reasonably foreseeable at the time of the Merger Agreement, in each case, provided that, among other things, the Navios Acquisition Board (upon the recommendation of the Navios Acquisition Special Committee) or the Navios Acquisition Special Committee, as applicable, makes a good faith determination, after consultation with its financial advisors and outside legal counsel, that the failure to change its recommendation would be reasonably likely to be inconsistent with its duties under applicable law, and that such recommendation change complies with the terms of the Merger Agreement.

•

The Merger Agreement permits Navios Acquisition to provide information to, and participate in discussions and negotiations with, a third party in response to an unsolicited Alternative Proposal, which may, in certain circumstances, result in a Superior Proposal.

•

The Merger Agreement includes a requirement that Navios Partners pay the expenses of Navios Acquisition related to the Merger and related transactions in the event Navios Partners breaches or fails to perform a representation, warranty, covenant, obligation or other agreement in such a way that it constitutes a breach of a closing condition.

•

The Merger Agreement includes a prohibition against Navios Acquisition’s revocation or diminishment of the authority of the Navios Acquisition Special Committee and a prohibition against Navios Acquisition’s removal of any member of the Navios Acquisition Special Committee without the consent of the other members of the Navios Acquisition Special Committee, in each case, prior to the closing of the Merger.

•	The Merger Agreement provides that any amendments to, waivers of or termination of the Merger Agreement by Navios Acquisition requires the approval of the Navios Acquisition Special Committee.

•

The Navios Acquisition Special Committee believes that, after evaluating alternative strategic transactions (including maintaining the status quo), none of the alternatives are more attractive to Navios Acquisition than the Merger and the related transactions.

•

The Navios Acquisition Special Committee believes that Navios Acquisition will benefit from the elimination of indebtedness and the related restructuring of the terms of Navios Acquisition’s indebtedness in connection with the Initial Transactions. This is expected to mitigate Navios Acquisition’s risk of non-compliance with certain covenants in its existing indebtedness.

•

The probability that Navios Partners and Navios Acquisition will be able to consummate the Merger is significantly increased by Navios Partner’s agreement pursuant to the Merger Agreement requiring Navios Partners and its subsidiaries to vote in favor of the Merger Agreement, which, following the NMM Equity Issuance, is the only approval of holders of shares of Navios Acquisition Common Shares required to be obtained.

•	The Merger Consideration is not expected to generally be taxable for U.S. federal income tax purposes to holders of Navios Acquisition Common Shares.

•

Through negotiation, the Navios Acquisition Special Committee was able to increase the Merger Consideration from the exchange ratio initially proposed by Navios Partners of 0.1222 of a Navios Partners Common Unit for each Navios Acquisition Common Share (other than Navios Acquisition Common Shares owned by Navios Partners or Navios Acquisition) to the final Exchange Ratio of 0.1275, as discussed in the section entitled “The Merger—Background of the Merger.”

•

The Navios Acquisition Special Committee believes that the proposed consideration and other economic benefits of the Merger and related transactions represent the highest value for the holders of Navios Acquisition Public Common Shares to which Navios Partners was willing to agree.

The Navios Acquisition Special Committee considered the following factors to be generally negative or unfavorable in making its determination that the Merger Agreement and the transactions contemplated thereby are in the best interests of Navios Acquisition and the holders of Navios Acquisition Public Common Shares:

•

The Exchange Ratio is fixed, and therefore the value of the consideration payable to holders of Navios Acquisition Public Common Shares based on such amounts will decrease in the event that the market price of Navios Partners Common Units decreases relative to any change in the market price of Navios Acquisition Common Shares prior to the closing of the Merger.

•	There is a risk that the potential benefits expected to be realized in the Merger might not be fully realized, or might not be realized in the expected time period.

•	The absence of certain procedural elements, including:

•

The fact that holders of Navios Acquisition Public Common Shares are not entitled to appraisal rights under the Merger Agreement, Navios Acquisition Articles of Incorporation or the Marshall Islands Act.

•

The Navios Acquisition Special Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for the acquisition of Navios Acquisition. Given control over Navios Acquisition by Navios Partners’ affiliates and the terms of Navios Acquisition’s indebtedness, it was unrealistic to expect or pursue an unsolicited third-party acquisition proposal or offer for the assets or control of Navios Acquisition, and it was unlikely that the Navios Acquisition Special Committee could conduct a meaningful auction for the acquisition of the assets or control of Navios Acquisition.

•

Certain members of Navios Acquisition management, the Navios Acquisition Board and the Navios Acquisition Special Committee may have interests that are different from those of the holders of Navios Acquisition Public Common Shares. Please see the section entitled “The Merger—Interests of Navios Acquisition’s Directors and Officers in the Merger.”

•

Certain terms of the Merger Agreement, which were determined through arm’s-length negotiations between Navios Partners and the Navios Acquisition Special Committee and their respective representatives and advisors, provided certain risks.

•	The Merger Agreement limits the ability of Navios Acquisition to solicit or consider unsolicited offers from third parties for Navios Acquisition.

•

The operating covenants to which Navios Acquisition is subject in the Merger Agreement restrict Navios Acquisition from taking certain actions prior to the closing of the Merger that could be beneficial to Navios Acquisition and the holders of Navios Acquisition Public Common Shares.

•	Navios Acquisition’s obligation to pay Navios Partners’ expenses in certain circumstances.

•	Litigation may occur in connection with the Merger, and any such litigation may result in significant costs and a diversion of management focus.

•

There is a risk that the Merger might not be completed in a timely manner, or that the Merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the Merger Agreement, and a failure to complete the Merger could negatively affect the trading price of the Navios Acquisition Common Shares or could result in significant costs for Navios Acquisition, expenses owed to Navios Partners and disruption to Navios Acquisition’s normal business.

•	The holders of Navios Acquisition Public Common Shares will be foregoing the potential benefits, if any, that would be realized by remaining unitholders of Navios Acquisition on a standalone basis.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Navios Acquisition Special Committee in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Navios Acquisition Special Committee did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Navios Acquisition Special Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Navios Acquisition Special Committee may have given different weights to different factors. The Navios Acquisition Special Committee made its determination, approval and recommendation based on the totality of information presented to, and the investigation conducted by, the Navios Acquisition Special Committee. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unaudited Financial Projections of Navios Partners and Navios Acquisition

In connection with the Proposed Transactions, management of Navios Acquisition provided internal non-public projections relating to Navios Acquisition, and management of Navios Partners provided internal non-public projections relating to Navios Partners, in each case to the Navios Acquisition Special Committee and its financial advisor Pareto for their use in negotiating the terms of the Transaction with Navios Partners and for use by Pareto in connection with its performance of its financial analysis and delivery of its opinion to the Navios Acquisition Special Committee. The projections for Navios Acquisition were prepared on a stand-alone basis (assuming the consummation of the Initial Transactions) and the projections for Navios Partners did not reflect the ownership position in Navios Acquisition acquired as a result of the initial transactions. A summary of these projections, rounded to the nearest million, is included below to give holders of Navios Acquisition Common Shares access to certain non-public unaudited prospective financial information that was made available to Pareto, the Navios Acquisition Special Committee and the Navios Acquisition Board in connection with the Transaction.

You should be aware that uncertainties are inherent in prospective financial information of any kind. Neither Navios Partners nor Navios Acquisition, nor any of their respective affiliates, advisors, officers, directors or representatives, have made or make any representation or can give any assurance to any holder of Navios Acquisition Common Shares or any other person regarding the ultimate performance of Navios Acquisition or Navios Partners compared to the summarized information set forth below or that any such results will be achieved.

The inclusion of the following summary projections in this proxy statement/prospectus should not be regarded as an indication that Navios Partners, Navios Acquisition or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The projected financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Navios Acquisition’s and Navios Partners’ management. The Navios Acquisition and Navios Partners projections were not prepared with a view toward public disclosure or toward compliance with U.S. GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. Neither PricewaterhouseCoopers S.A. (“PwC”), Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”), nor any other independent registered public accounting firm has audited, reviewed, compiled, examined or applied agreed-upon procedures with respect to the accompanying prospective financial information contained in the projections and accordingly, PwC and EY express no opinion or any other form of assurance with respect thereto. The PwC report included in Navios Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference in this proxy statement/prospectus, relates to historical financial statements of Navios Partners, and the EY report included in Navios Acquisition’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference in this proxy statement/prospectus, relates to historical financial information of Navios Acquisition. Such reports do not extend to the projected financial information and should not be read as if it does. None of the Navios Partners Board, Navios Acquisition Board or the Navios Acquisition Special Committee prepared the summarized information, and none of the Navios Partners Board, the Navios Acquisition Board, the Navios Acquisition Special Committee, Navios Partners or Navios Acquisition gives any assurance regarding the summarized information. The internal financial projections of Navios Acquisition and Navios Partners are inherently subjective in nature, susceptible to interpretation and, accordingly, such forecasts may not be achieved.

The projections summarized below reflect numerous assumptions made by management of Navios Partners and Navios Acquisition, including material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. Any inaccuracy of assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Accordingly, any failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. The projections presented are forward-looking in nature, subject to risks and uncertainties and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

(in millions)	2021E	2022E	2023E
Navios Acquisition
Revenue	$242	$305	$374
Adjusted EBITDA (1)	$92	$143	$208
Cash Flow from Operations	$36	$99	$130
Navios Partners
Revenue	$627	$1,071	$1,215
Adjusted EBITDA (1)	$425	$846	$963
Cash Flow from Operations	$296	$808	$916

Some of the above measures are not measures of financial performance under U.S. GAAP, and should not be considered as alternatives to net income (loss), operating income, or other performance measures derived in accordance with U.S. GAAP. Navios Partners’ and Navios Acquisition’s computations of these measures may differ from similarly titled measures used by others.

(1)

EBITDA represents net income/ (loss) before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain on bond repurchase, equity in net earnings of affiliated companies and bargain purchase gain.

NEITHER NAVIOS ACQUISITION NOR NAVIOS PARTNERS INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Financial Advisor to the Navios Acquisition Special Committee

On August 23, 2021, Pareto, financial advisor to the Navios Acquisition Special Committee, delivered its oral opinion to the Navios Acquisition Special Committee, which opinion was subsequently confirmed by delivery of a written opinion dated August 25, 2021, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth in Pareto’s opinion, (i) the Exchange Ratio was fair, from a financial point of view, to the holders of Navios Acquisition Public Common Shares, (ii) the Navios Partners Subscription Consideration was fair, from a financial point of view, to Navios Acquisition and (iii) the NSM Subscription Consideration was fair, from a financial point of view, to Navios Acquisition.

The full text of the written opinion of Pareto sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Pareto in rendering its opinion, and is attached hereto as Annex B. You are encouraged to read Pareto’s opinion carefully and in its entirety.

Pareto’s opinion was prepared at the request, and provided for the information, of the members of the Navios Acquisition Special Committee (solely in their capacity as such), in connection with and for the purpose of its evaluation of the Transaction and does not address any other term or agreement relating to the Transaction. Pareto was not requested to opine as to, and this opinion does not address, the underlying business decision of

Navios Acquisition to effect the Transaction, including the Merger, the relative merits of the Transaction, including the Merger, as compared to any alternative business strategies that might exist for Navios Acquisition or the effect of any other transaction in which Navios Acquisition might engage. In addition, this opinion does not address what the value of the Navios Partners Common Units actually would be when issued pursuant to the Merger or the price at which the Navios Partners Common Units would trade at any time. Pareto expressed no opinion on, and its opinion does not in any manner address, the fairness of any consideration, other than the Exchange Ratio, the Navios Partners Subscription Consideration or the NSM Subscription Consideration, that is payable to or receivable from (i) Navios Acquisition or any entity that is partially or wholly owned, directly or indirectly, by Navios Acquisition, (ii) Navios Partners or any entity that is partially or wholly owned, directly or indirectly, by Navios Partners, excluding Navios Acquisition and any entity that is partially or wholly owned, directly or indirectly, by Navios Acquisition or (iii) NSM or its affiliates, in connection with the Transaction. Furthermore, Pareto expressed no opinion on, and its opinion does not in any manner address, the fairness (financially or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio, the Navios Partners Subscription Consideration or the NSM Subscription Consideration. Pareto was not requested to opine as to, and its opinion does not intend to be and does not constitute a recommendation to any holder of Navios Acquisition Common Shares as to, how such holder should vote or act on any matters relating to the Merger. The summary of the Pareto opinion set forth herein is qualified in its entirety by reference to the full text of the opinion attached hereto as Annex B.

In conducting its investigation and analyses and in arriving at its opinion, Pareto reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. Subject to the various assumptions, qualifications and limitations set forth in its opinion, Pareto has, among other things:

•

reviewed (i) a draft dated August 25, 2021 of the Merger Agreement, (ii) a draft dated August 24, 2021 of the Supplemental Loan Agreement, (iii) a draft dated August 24, 2021 of the NMM Loan Agreement, (iv) a draft dated August 24, 2021 of the HCB Loan Agreement and (v) a draft dated August 24, 2021 of the BNP Loan Agreement (collectively, the “Transaction Documents”);

•

conferred with senior officers, directors and other representatives and advisors of Navios Acquisition and Navios Partners with respect to the business, operations and prospects of Navios Acquisition and Navios Partners;

•

reviewed and analyzed relevant business and financial information relating to Navios Acquisition and Navios Partners, including certain financial forecasts and other information and data relating to Navios Acquisition and Navios Partners which were provided to or discussed with Pareto by the managements of Navios Acquisition and Navios Partners;

•	familiarized itself with the business, operations, properties, financial condition, capitalization and prospects of Navios Acquisition and Navios Partners;

•	reviewed and analyzed documents provided by Navios Acquisition, to assist Pareto with its analysis;

•	reviewed and analyzed vessel appraisals from the following independent ship brokers: Clarksons, Maersk and VesselsValue; and

•	performed such other analyses, diligence and services as are customary, or that Pareto deemed otherwise appropriate for the purposes of the opinion expressed therein.

In arriving at its opinion, Pareto assumed and relied upon, without independent verification, the accuracy and completeness of all financial, accounting, tax and other information that was available to Pareto from public sources, that was provided to Pareto by Navios Acquisition or its representatives, or that was otherwise reviewed by or discussed with Pareto and upon the assurances of the management of Navios Acquisition that they were not aware of any relevant information that had been omitted or that remained undisclosed to Pareto. With respect to financial projections and other information relating to Navios Acquisition and Navios Partners provided to or otherwise reviewed by or discussed with Pareto, Pareto was advised by the respective managements of Navios Acquisition and Navios Partners that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Navios Acquisition and Navios Partners as to the future operating and financial performance of Navios Acquisition and Navios Partners. Pareto assumed no responsibility for and expressed no view or opinion as to such forecasts and other information or the assumptions on which they are based.

In arriving at its opinion, Pareto further assumed, with the consent of the Navios Acquisition Special Committee, that (i) the Transaction, including the Merger, would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, (ii) the final terms of the Merger Agreement and the other Transaction Documents would conform in all material respects to the terms of the drafts reviewed by Pareto, (iii) there would be no change in the assets, liabilities, financial condition, results of operations, business or prospects of Navios Acquisition or Navios Partners since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there was no information or facts that would make the information reviewed by Pareto incomplete or misleading, and (iv) all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, including the Merger, would be obtained, and no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Navios Acquisition, Navios Partners or the contemplated benefits of the Transaction, including the Merger.

In each case, Pareto has made the assumptions and taken the actions or inactions described in the opinion with the knowledge and consent of the Navios Acquisition Special Committee. In conducting its review and arriving at its opinion, no due diligence review or other verification exercises were performed by Pareto in connection with the Transaction. Pareto has not conducted any analysis concerning the solvency of Navios Acquisition and Navios Partners or obtained any evaluations or appraisals, other than noting the imminent debt maturities of Navios Acquisition.

Pareto’s opinion necessarily was based on economic, monetary market and other conditions as in effect on, and the information made available to Pareto as of, the date of the opinion, and does not predict or take into account any changes which may occur, or information which may become available, after that date. Pareto assumes no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date thereof.

Pareto’s opinion was only one of many factors considered by the Navios Acquisition Special Committee in its evaluation of the Transaction and should not be viewed as determinative of the views of the members of the Navios Acquisition Special Committee with respect to the Transaction, including the Merger, or the Exchange Ratio, the Navios Partners Subscription Consideration or the NSM Subscription Consideration. Set forth below is a summary of the material financial analyses reviewed by Pareto with the Navios Acquisition Special Committee on August 25, 2021, in connection with the rendering of its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Pareto. The order of the analyses described and the results of these analyses do not represent the relative importance or weight given to these analyses by Pareto. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before August 25, 2021 and is not necessarily indicative of subsequent or current market conditions.

Merger Analysis

Methodologies

In arriving at Pareto’s opinion as to (i) the fairness to the holders of Navios Acquisition Public Common Shares, from a financial point of view, of the Exchange Ratio, (ii) the fairness to Navios Acquisition, from a financial point of view, of the Navios Partners Subscription Consideration and (iii) the fairness to Navios Acquisition, from a financial point of view, of the NSM Subscription Consideration, Pareto focused on the following valuation methodologies: net asset value (“NAV”) for each of Navios Acquisition and Navios Partners, and comparable company trading analysis. As both Navios Acquisition and Navios Partners are ship owning companies with similar assets, the NAV methodology was chosen as this compares the value of the underlying assets of the two companies. A comparable company trading analysis was conducted by calculating different value to earnings metrics for comparable companies, and the enterprise value (“EV”) to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiple was emphasized as it is a commonly applied earnings metric for publicly traded ship owning companies.

NAV Analysis

In arriving at an estimate of NAV for each of Navios Acquisition and Navios Partners, Pareto reviewed vessel appraisals from independent third-party ship brokers and industry valuation databases. The fair market value estimates contained in such appraisals were, as is customary in ship valuations, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.

Pareto utilized an unadjusted NAV analysis to assess the value of the ships without charters attached to arrive at an implied asset value for Navios Acquisition’s and Navios Partners’ fleets.

In conducting the NAV analysis, Pareto included the gross asset value (“GAV”) based on broker quotes and Pareto Securities Equity Research estimates with the cash balance of Navios Acquisition and Navios Partners as of June 30, 2021. Further, Pareto subtracted Navios Acquisition’s and Navios Partners’ gross debt, as estimated by or for the respective managements of Navios Acquisition and Navios Partners as per June 30, 2021, from the total fair market value of Navios Acquisition’s and Navios Partners’ fleets, to arrive at a NAV for each of Navios Acquisition and Navios Partners.

A summary of the analyses is provided below (values in millions except per share/unit data):

Navios Acquisition
Items	Broker Quotes	Pareto Securities Equity Research Est.
GAV	$1,001	$1,021
Gross Debt	$1,015	$1,015
Cash	$85	$85

NAV	$71	$91
Shares Outstanding (as of June 30, 2021)	17.38	17.38
Price/Share (as of August 24, 2021)	$2.06	$2.06
Enterprise Value (EV)	$965	$965
NAV / Share	$4.09	$5.26
GAV / Share	$57.57	$58.75
P / NAV	0.50x	0.39x
EV / GAV	0.96x	0.95x
Implied Pricing Based on the Exchange Ratio
P / NAV	0.83x	0.65x
EV / GAV	0.99x	0.97x

Navios Partners
Items	Broker Quotes	Pareto Securities Equity Research Est.
GAV	$2,824	$2,574
Gross Debt	$796	$796
Cash	$233	$233

NAV	$2,261	$2,011
Units Outstanding (as of July 16, 2021)	27.36	27.36
Price/Unit (as of August 24, 2021)	$26.69	$26.69
Enterprise Value (EV)	$1,293	$1,293
NAV / Unit	$82.65	$73.49
GAV / Unit	$103.22	$94.06
P / NAV	0.32x	0.36x
EV / GAV	0.57x	0.50x

Applying a relative NAV analysis, the implied percentage ownership of the combined company by existing shareholders of Navios Acquisition would be 3.7%. Based on the Exchange Ratio, the existing shareholders of Navios Acquisition excluding NSM will own, in the aggregate, approximately 7.2% of the Navios Partners equity immediately following the Merger.

Comparable Company Trading Analysis

In order to assess how the public market values equity shares/units of similar publicly traded companies, Pareto reviewed and compared specific financial data relating to Navios Acquisition to that of a group of selected companies that Pareto deemed to have similar business and industry characteristics as Navios Acquisition. The publicly traded companies that Pareto deemed to have similar characteristics to those of Navios Acquisition for the purposes of its analysis were the following:

•	Frontline Ltd.

•	Scorpio Tankers Inc.

•	Hafnia Ltd.

•	Okeanis Eco Tankers Corp.

•	Ardmore Shipping Corp.

None of the selected publicly traded companies are identical or directly comparable to Navios Acquisition. Such companies were selected on the basis of comparable characteristics, such as industry segment, business model and fleet composition. The selected companies have exposure towards product and/or tanker shipping by owning and/or operating vessels.

As part of its analysis, Pareto calculated and analyzed for each respective company (i) the ratios of EV to EBITDA from 2021 to 2024, (ii) the ratios of EV to EBIT from 2021 to 2024 and (iii) the price-to-earnings ratios from 2021 to 2024. Pareto calculated all multiples based on closing share/unit prices as of August 24, 2021 for each respective company. The financial data for the selected publicly traded companies were based on publicly available filings and financial consensus projections provided by FactSet. Due to limited research coverage of the selected companies by equity analysts, lack of forecasted financials and metrics represented a challenge for valuation purposes. However, consensus EBITDA numbers were available for all companies in the group of comparable companies, with the exception of Hafnia Ltd. Based on available data points, EV to (consensus) EBITDA was selected as the best valuation metric. Pareto limited the forward-looking analysis based on multiples to 2021 and 2022 to ensure sufficient and valid consensus estimates. EV to EBITDA is a commonly applied earnings metric for publicly traded ship owning companies. The valuation metric also makes it possible to compare market value to earnings without distorting effects from differences in capital structure.

The calculations in the table below reflect a pricing in line with the results of the comparable company trading analysis:

EV/EBITDA 2021E
Ardmore Shipping Corp.	16.8x
Scorpio Tankers Inc.	16.6x
Frontline Ltd.	14.7x
Navios Acquisition	10.5x
Okeanis Eco Tankers Corp.	10.4x

EV/EBITDA 2022E
Scorpio Tankers Inc.	8.0x
Navios Acquisition	7.7x
Frontline Ltd.	7.4x
Okeanis Eco Tankers Corp.	7.2x
Ardmore Shipping Corp.	7.0x

Further, the NAV analysis was complemented with comparable GAV and NAV metric analyses, comparing the valuation metrics of Navios Acquisition to that of the selected publicly traded companies.

In conducting a comparable NAV analysis, Pareto included GAV with the cash balances of the reference companies as of June 30, 2021. Further, Pareto subtracted the gross debt of each company, as publicly available, from the total fair market value of such company’s fleets, to arrive at a NAV for such company. Pareto calculated all multiples based on closing share/unit prices as of August 24, 2021 for each respective company, provided by FactSet.

Based on the calculations in the tables below, underlying asset values in Navios Acquisition is priced below peers:

EV/GAV
Navios Acquisition	0.96x
Okeanis Eco Tankers Corp.	0.94x
Scorpio Tankers Inc.	0.92x
Frontline Ltd.	0.92x
Ardmore Shipping Corp.	0.85x
Hafnia Ltd.	0.84x

P/NAV
Frontline Ltd.	1.20x
Okeanis Eco Tankers Corp.	0.78x
Scorpio Tankers Inc.	0.73x
Hafnia Ltd.	0.65x
Ardmore Shipping Corp.	0.58x
Navios Acquisition	0.44x

General

The foregoing summary of material financial analyses performed by Pareto does not purport to be a complete description of the analyses or data presented by Pareto to the Navios Acquisition Special Committee. In connection with the review of the Transaction by the Navios Acquisition Special Committee, Pareto performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Pareto’s opinion. In arriving at its opinion, Pareto considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Pareto made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Pareto may have considered various assumptions more or less probable than other assumptions, so that the valuations resulting from any particular analysis described above should therefore not be taken to be Pareto’s view of the value of Navios Acquisition or Navios Partners. No company or partnership used in the above analyses is directly comparable to Navios Acquisition or Navios Partners. Further, Pareto’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or partnerships, or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Navios Acquisition or Navios Partners.

Pareto prepared these analyses for the purpose of providing an opinion to the Navios Acquisition Special Committee as to the fairness, from a financial point of view and as of the date of such opinion: (i) to the holders of Navios Acquisition Public Common Shares, of the Exchange Ratio; (ii) to Navios Acquisition, of the Navios Partners Subscription Consideration and (iii) to Navios Acquisition, of the NSM Subscription Consideration, and did not constitute a recommendation of the Transaction to Navios Acquisition or a recommendation to any holder of Navios Acquisition Common Shares as to how that holder should vote on any matters relating to the Merger. These analyses do not purport to be appraisals or necessarily to reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Pareto’s analyses are inherently subject to substantial uncertainty, and Pareto assumes no responsibility if future results are materially different from those forecasted in such estimates. Each of the Exchange Ratio, the Navios Partners Subscription Consideration and the NSM Subscription Consideration was determined through arm’s length negotiations and was approved by the Navios Acquisition Special Committee and by the Navios Acquisition Board. Pareto did not recommend any specific consideration to the Navios Acquisition Special Committee or indicate that any given consideration constituted the only appropriate consideration.

The Navios Acquisition Special Committee agreed to cause Navios Acquisition to pay to Pareto $450,000, which became payable upon delivery of Pareto’s opinion and which was not contingent upon the conclusions of Pareto’s opinion or the consummation of the Merger. Additionally, the Navios Acquisition Special Committee agreed to cause Navios Acquisition to pay to Pareto $150,000, which will become payable upon closing of the Merger. The Navios Acquisition Special Committee has also agreed to cause Navios Acquisition to reimburse Pareto for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify and hold Pareto and its officers, employees, agents, affiliates and controlling persons, harmless from and against any losses, claims, damages, liabilities or expenses related to or arising out of Pareto’s engagement, any services provided thereunder or any transactions or proposed transactions related thereto.

During the last two years, Pareto has not had any material relationship with Navios Acquisition or Navios Partners in which compensation was received or is intended to be received by Pareto as a result of such relationship, except that certain affiliates of Pareto have provided certain financial services to certain companies affiliated with Navios Acquisition and Navios Partners, including acting as financial advisor to Navios Holdings in a business divestment transaction in 2019 and a financial advisor to the Special Committee of the board of directors of Navios Maritime Containers L.P. in a merger transaction in 2020. During 2019 and 2020, Navios Holdings and Navios Containers paid certain affiliates of Pareto $600,000 in total and $600,000 in total, respectively, and Navios Acquisition and Navios Partners have not paid any fees to affiliates of Pareto. Such affiliates of Pareto have received customary compensation for such services. Pareto and its affiliates may provide financial or other services to Navios Acquisition, Navios Partners and their affiliates in the future, and in connection with any such services, Pareto and its affiliates may receive compensation.

As part of its investment banking business, Pareto is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. As of the date hereof, Pareto does not have any ownership of equity securities in Navios Acquisition or Navios Partners. In the ordinary course of its business, affiliates of Pareto may have long or short positions, either on a discretionary or nondiscretionary basis, for their own account or for those of its clients, in the debt and equity securities (or related derivative securities) of Navios Acquisition or Navios Partners.

Reasons for the Approval of the Navios Partners Conflicts Committee and the Navios Partners Board

On August 24, 2021, at a meeting of the Conflicts Committee of the Navios Partners Board attended by Navios Partners’ financial and legal advisors, the Conflicts Committee:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the NMM Equity Issuance, the Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners Common Units in connection with the Merger, are in the best interests of Navios Partners and its unitholders (excluding the general partner of Navios Partners and its affiliates); and

•

approved the Merger Agreement and the transactions contemplated thereby, including the NMM Equity Issuance, the Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners Common Units in connection with the Merger.

Also on August 24, 2021, at a meeting of the Navios Partners Board attended by Navios Partners’ financial and legal advisors and members of management of Navios Partners, the Navios Partners Board:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the NMM Equity Issuance, the Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners common units in connection with the Merger, are in the best interests of Navios Partners and its unitholders; and

•

authorized, approved and declared advisable the Merger Agreement and the related transaction agreements and the performance and consummation of the transactions contemplated thereby, including the NMM Equity Issuance, the Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners Common Units in connection with the Merger.

Each of the Conflicts Committee and the Navios Partners Board considered many factors in making its determination. Each of the Conflicts Committee and the Navios Partners Board consulted with Navios Partners’ financial and legal advisors and viewed the following factors as being generally positive or favorable in arriving at its determination:

•

Based on broker vessel valuations and publicly available vessel valuations as of August, 2021, Navios Acquisition had an aggregate charter-free fleet value ranging from $858.2 million to $1,000.5 million; based on this range, Navios Acquisition’s net debt, working capital and other assets as of June 30, 2021, and Navios Partner’s calculation of additional value associated with Navios Acquisition’s time charters, Navios Acquisition’s net asset value (NAV) per share ranged from $3.28 to $11.30, with an average NAV per share of $8.26; this compared to an implied price per Navios Acquisition Common Share in the Merger of $3.40 per share based on Navios Partners’ August 24, 2021 closing price of $26.69 per unit and the exchange ratio of 0.1275;

•	The transactions are expected to result in a combined company with industry-leading scale and diversified sector exposure:

•	The combined company is expected to be the largest U.S. publicly-listed shipping company ; and

•	With 55 dry bulk vessels, 43 containerships and 45 tanker vessels, the combined company’s fleet will operate in three sectors through 15 different vessel types and serving over ten end markets.

•	The more diverse and balanced fleet that the combined company will have is expected to position the combined company to:

•	better mitigate individual segment volatility and industry cyclicality;

•	leverage fundamentals across sectors;

•	have greater balance sheet flexibility and more options for capital allocation;

•	utilize a chartering strategy to more optimally take advantage of opportunities that arise within each sector; and

•	generate more predictable financial results despite potentially uneven segment performance.

•	The combination is expected to eliminate duplicative public company costs, thereby benefiting Navios Partners;

•	The combined company is expected to have significant financial flexibility by reason of:

•

Its initial modest loan-to-value ratio of approximately 35% (based on a pro forma combined debt balance of approximately $1,472 million, after giving effect to the redemption of Navios Acquisition’s Ship Mortgage Notes, the incurrence of the HCB Loan of $190.2 million and the BNP Loan of $96 million and assuming the repayment in full of the approximately $33.1 million balance of the NSM Loan when due on January 7, 2022, and an aggregate charter-free fleet value of approximately $4,220 million based upon average of publicly available Vessel valuations as of August 20, 2021),

•

The staggered debt maturity profile it will be subject to ($20 million, 2021; $84 million, 2022, $167 million, 2023; $105 million, 2024; $225 million, 2025; $84 million, 2026; and $82 million from and after 2027); and

•	The large collateral value base it will be able to utilize to refinance maturing debt.

•

The acquisition of Navios Acquisition is expected to well position Navios Partners’ unitholders to benefit from upside to asset values and earnings in the tanker segment as a result of an expected short to medium term recovery in oil demand.

•

The acquisition of Navios Acquisition and its tanker fleet is expected to provide Navios Partners with a unique opportunity to acquire a large diversified tanker fleet with proven operating performance at an attractive valuation in light of current tanker segment duress.

•

The more diversified platform that the combined company will have is expected to make Navios Partner’s common units attractive to a broader set of investors seeking exposure to the global economy potentially resulting in a positive revaluation of Navios Partners.

•

As part of the transactions, NSM, an affiliate of Navios Partner’s general partner and Chairman and Chief Executive Officer, was willing to release all of the collateral securing the NSM Loan to Navios Acquisition and surrender NSM’s option to convert the NSM Loan into equity of Navios Acquisition’s material Subsidiary Navios Maritime Midstream Partners L.P. thereby making the assets securing the Ship Mortgage notes available to be included in the collateral securing the HCB Loan and the BNP Loan and helping enable those loans for the benefit of the combined company.

•

As part of the transactions, Navios Acquisition’s Ship Mortgage Notes would be redeemed and the related indenture discharged with net proceeds of the HCB Loan and the BNP Loan and the $150.0 million cash contribution by Navios Partners in connection with the NMM Equity Issuance and, as a result, the combined company would not assume such notes.

•

By virtue of NSM willingness to cancel $30 million of the NSM Loan in exchange for shares of Navios Acquisition that will be converted into NMM common units in the Merger and by virtue of Navios Partners’ Chairman and Chief Executive Officer existing ownership of shares of Navios Acquisition, which will also be converted into NMM common units in the Merger, Navios Partners’ Chairman and Chief Executive will have meaningful personal equity exposure to the combined company further aligning her interests with that of the other common unit holders.

Each of the Conflicts Committee and the Navios Partners Board also considered a variety of risks and other potential negative factors with respect to the transactions, including the following:

•

That in the transactions Navios Partners was to utilize $150.0 million of its cash to fund the NMM Equity Issuance thereby precluding the use of such cash for other purposes, including distributions to unit holders;

•

That the issuance of common units in the Merger that will represent approximately 11.4% of the outstanding common units of the combined company after the Merger, and will thereby modestly reduce the percentage equity interest in Navios Partners of its pre-Merger unit holders;

•

The risks and costs associated with the Merger not being completed in a timely manner or at all, including the diversion of management and employee attention, the potential effect on business and customer relationships and potential litigation arising from the Merger Agreement or the transactions contemplated thereby, and the potential negative effects on the trading price of Navios Partners common units resulting therefrom;

•	The risk that the expected benefits of the combination may not be fully realized in the near term or at all as a result of market or industry developments or for other reasons;

•

That the Chairman and Chief Executive Officer of Navios Partners may have interests in the transactions not shared by other unit holders by virtue of her existing share ownership in Navios Acquisition the NSM Loan and her affiliate being party to management and services agreements with Navios Acquisition that will become agreements with the combined company with a meaningfully stronger credit profile by virtue of the Merger;

•

That pursuant to the Supplemental Loan Agreement, the repayment schedule of the NSM Loan was accelerated so that $35 million of the NSM Loan balance was repaid upon signing of the Supplemental Agreement and the approximately $33.1 million balance of the NSM Loan is due on January 7, 2022;

•

The matters described in this proxy statement/prospectus under the sections entitled “The Merger—Interests of Navios Acquisition’s Directors and Officers and Affiliates in the Transaction” and “Related Party Transactions.”

•

That in the NMM Equity Issuance Navios Partners would acquire for $150.0 million in cash shares of Navios Acquisition that would represent approximately 62.4% of the outstanding shares of Navios Acquisition and, if the Merger does not close, Navios Partners would not own all of the equity of Navios Acquisition;

•

The risk that Navios Partners may be required to consummate the Merger even if there are material negative developments or events at Navios Acquisition between signing the Merger Agreement and the closing of the Merger;

•	The restrictions on the conduct of Navios Partners’ business prior to the completion of the Merger as set forth in the Merger Agreement;

•

The risk that Navios Partners may be required to reimburse Navios Acquisition for up to $1.0 million in expenses in the event that the Merger Agreement is terminated because Navios Partners breaches its representations, warranties or agreements in the Merger Agreement;

•	The transaction costs and expenses expected to be incurred by Navios Partners in connection with the Proposed Transaction; and

•	Various other applicable risks associated with Navios Partners and the Merger, including those described under the section entitled “Risk Factors.”

After taking into account all of the factors set forth above, as well as others, the Conflicts Committee concluded that the potential benefits of the Merger and the related transactions, including the NMM Equity Issuance, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners common units in connection with the Merger, outweighed any negative or unfavorable considerations, and determined that the Merger Agreement and the transactions contemplated thereby, including the NMM Equity Issuance, the Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners Common Units in connection with the Merger, are in the best interests of Navios Partners and its unitholders (excluding the general partner of Navios Partners and its affiliates). The Navios Partners Board determined that the Merger Agreement and the transactions contemplated thereby, including the NMM Equity Issuance, Merger, the Supplemental Loan Agreement, the HCB Loan, the BNP Loan, the NMM Loan Agreement and the issuance of Navios Partners common units in connection with the Merger, are in the best interests of Navios Partners and its unitholders.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Conflicts Committee or the Navios Partners Board in considering the Merger and the related transactions. In view of the number and variety of factors and the amount of information considered, neither the Conflicts Committee nor the Navios Partners Board found it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, neither the Conflicts Committee nor the Navios Partners Board undertook to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Conflicts Committee and the Navios Partners Board may have given different weights to different factors. Each of the Conflicts Committee and the Navios Partners Board separately made its determination based on the totality of information presented to, and the investigation conducted by, it. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Interests of Navios Acquisition’s Directors and Officers and Major Shareholders in the Transactions

Navios Partners beneficially owns 44,117,647, or approximately 62.4%, of the outstanding Navios Acquisition Common Shares. Navios Holdings, which owns approximately 9.6% of the common units of Navios Partners, beneficially owns (through one of its wholly owned subsidiaries) 4,865,147, or approximately 6.9%, of the outstanding Navios Acquisition Common Shares. Angeliki Frangou, who serves as the Chairman and Chief Executive Officer of Navios Acquisition, Navios Partners and Navios Holdings, as the Chief Executive Officer of NSM, and is the indirect owner of all of the equity of NSM and of the general partner of Navios Partners, beneficially owns 9,384,633, or approximately 13.3% of the outstanding Navios Acquisition Common Shares (including 8,823,529 Navios Acquisition Common Shares Ms. Frangou owns through NSM, which is 100% indirectly owned by her and 100,000 Navios Acquisition Common Shares subject to an option with an exercise price of $58.65 per share).

The Navios Acquisition Common Shares beneficially owned by Navios Partners were issued to it by Navios Acquisition in the NMM Equity Issuance pursuant to the Merger Agreement as of August 25, 2021, at a price of $3.40 per share in cash, or $150.0 million. Net proceeds from the NMM Equity Issuance and NNA Debt Financing were used to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Ship Mortgage Notes due November 15, 2021. The Navios Acquisition Common Shares owned by Navios Partners will be cancelled in the Merger for no consideration.

The 4,865,147 Navios Acquisition Common Shares beneficially owned by Navios Holdings (through one of its wholly owned subsidiaries) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition.

The 8,823,529 Navios Acquisition Common Shares that Ms. Frangou beneficially owns through NSM were issued to NSM by Navios Acquisition in the NSM Equity Issuance as of August 25, 2021 in exchange for the cancellation of $30.0 million ($3.40 per share) of the approximately $98.1 million of the then outstanding balance of the NSM Loan in accordance with the NSM Loan Amendment. Also, under the NSM Loan Amendment,, NSM released all of the collateral securing the NSM Loan (to allow the Ship Mortgage Notes released collateral to be included in the collateral securing Navios Acquisition’s newly arranged secured term loan financings) and surrendered its option to exchange all or a portion of the NSM Loan for equity of Navios Acquisition’s material subsidiary, Navios Maritime Midstream Partners L.P., and NNA repaid on August 25, 2021, $35.0 million of the outstanding balance of the NSM Loan in cash and agreed to repay the remainder of the outstanding portion of the NSM Loan, of approximately $33.1 million, in cash on January 7, 2022.

The 9,284,633 Navios Acquisition Common Shares beneficially owned by Ms. Frangou (including the 8,823,529 Navios Acquisition Common Shares held by NSM, but excluding the 100,000 Navios Acquisition Common Shares subject to an option) will convert into Navios Partners Common Units in the Merger on the same terms as is applicable to the other shareholders of Navios Acquisition. The option held by Ms. Frangou to purchase 100,000 Navios Acquisition Common Shares at an exercise price of $58.65 per share will as a result of the Merger become an exercise to purchase 12,750 Navios Partners Common Units at a price of $460 per unit.

Navios Acquisition is a party to a management agreement and an administrative services agreement with Navios Tankers Management Inc. (the “NNA Manager”) pursuant to which NNA Manager provides commercial and technical ship management services and administrative management services to Navios Acquisition in exchange for fees. As a result of the Merger, these agreements will be indirectly assumed by Navios Partners by reason of Navios Acquisition becoming a wholly owned subsidiary of Navios Partners.

In connection with the execution of the Merger Agreement, on August 24, 2021, Navios Acquisition and Navios Partners entered into the NMM Loan Agreement under which Navios Partners provided Navios Acquisition with a $45.0 million interim working capital facility. As of the date of this proxy statement/prospectus, the full amount of the facility has been drawn. The full amounts borrowed, including accrued and unpaid interest are due and payable on the date that is one year following the date of the draw. The facility bears interest at the rate of 11.50% per annum.

Excluding Ms. Frangou, the directors and executive officers of Navios Acquisition collectively hold less than 1.0% of Navios Acquisition Common Shares.

Navios Partners and its affiliates are also parties to several agreements and transactions with Navios Acquisition. For additional information, see the section entitled “Related Party Transactions.”

The Navios Acquisition Special Committee was aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Agreement.

Director and Officer Indemnification and Insurance

Under the terms of the Merger Agreement, from the Effective Time through the sixth anniversary of the Effective Time, Navios Partners will cause the surviving corporation to indemnify and hold harmless against any reasonable costs or expenses, judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement in connection with any actual or threatened civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings arising from acts or omissions occurring at or prior to the Effective Time.

Under the terms of the Merger Agreement, for six years after the Effective Time, Navios Partners will cause the surviving corporation to maintain officers’ and directors’ liability insurance covering each current and former director and officer of Navios Acquisition and its subsidiaries, on terms substantially no less advantageous to such individuals than the insurance existing at the Effective Time, subject to a cap on the cost of such coverage.

Regulatory Matters

In connection with the Merger, Navios Partners intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. Navios Partners and Navios Acquisition are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

Conversion of Navios Acquisition Common Shares

The conversion of Navios Acquisition Common Shares (other than Excluded Shares) into the right to receive the Merger Consideration will occur automatically upon completion of the Merger. As soon as reasonably practicable after completion of the Merger, an exchange agent engaged by Navios Partners will exchange certificates or book-entry shares representing Navios Acquisition Common Shares for Merger Consideration to be received by holders of Navios Acquisition Common Shares pursuant to the terms of the Merger Agreement.

Following the Merger, if you are a shareholder of record of Navios Acquisition Common Shares (other than Excluded Shares) at the Effective Time, you will receive a letter of transmittal and instructions on how to obtain the Merger Consideration in exchange for your Navios Acquisition Common Shares. You must return the completed letter of transmittal and surrender your Navios Acquisition Common Shares as described in the instructions, and you will receive the Merger Consideration after the exchange agent receives your completed letter of transmittal and/or such other documents that may be required by the exchange agent.

For each Navios Acquisition Common Share recorded as held by a shareholder of record at the Effective Time, each holder of such Navios Acquisition Common Shares (other than Excluded Shares) will be entitled to receive 0.1275 of a Navios Partners Common Unit. No fractional units shall be issued in the Merger. Each holder of Navios Acquisition Common Shares who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units in the Merger (after taking into account all Navios Acquisition Common Shares held by such holder immediately prior to the Effective Time) of 0.5 or above shall receive in the Merger, in lieu of such fractional unit, a full Navios Partners Common Unit, and each holder of Navios Acquisition Common Shares who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units (after taking into account all Navios Public Common Shares held by such holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

Accounting Treatment of the Merger

Navios Partners intends to account for the merger “as a business combination,” which will result in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as non-controlling interest on the consolidated balance sheet. Under the acquisition method, the consideration paid by Navios Partners in connection with the transaction will be allocated to Navios Acquisitions’ net assets based on their estimated fair values as of date of NMM Equity Issuance. The excess of the total purchase consideration, including the fair value of the recognized non-controlling interest at the NMM Equity Issuance date, over the fair value of the identifiable net assets acquired will be allocated to goodwill or negative goodwill as the case may be. This method may result in the carrying value of assets, including goodwill or negative goodwill, acquired from Navios Acquisition being substantially different from the former carrying values of those assets. The purchase price allocation is subject to refinement as Navios Partners completes the valuation of the assets acquired and liabilities assumed. The results of operations of Navios Acquisition will be included in Navios Partners’ consolidated results of operations only for periods subsequent to the completion of the acquisition. Upon closing of the Merger and the acquisition by Navios Partners of the remaining equity interest on Navios Acquisition, Navios Partners will recognize the fair value of the purchase consideration consisting of the fair value of the Units issued to the holders of Navios Acquisition shares not controlled by Navios Partners as an increase of Partners’ Capital and eliminate the previously recognized non-controlling interest. Any difference arising between the fair value of the purchase consideration and the carrying amount of the non-controlling interest at the date of the closing will be recorded to Partners’ Capital.

Listing of Navios Partners Common Units to be Issued in the Merger

Navios Partners expects to obtain approval to list the Navios Partners Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the closing of the Merger.

Delisting and Deregistration of Navios Acquisition Common Shares

Navios Acquisition Common Shares currently trade on the NYSE under the symbol “NNA.” When the Merger is completed, the Navios Acquisition Common Shares currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act, and Navios Acquisition will cease filing reports with the SEC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2021 and for the year ended December 31, 2020 have been derived from (i) the historical consolidated financial statements of Navios Partners, Navios Containers and Navios Acquisition, and (ii) applying to them transaction accounting adjustments based upon assumptions that management believes to be reasonable and which are described in the footnotes included hereto. The unaudited pro forma condensed combined balance sheet is presented as if the August 25, 2021 acquisition of 62.4% equity interest of Navios Acquisition had occurred on June 30, 2021 and as if the Merger had occurred on June 30, 2021. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the six month period ended June 30, 2021 are presented (i) as if the Merger had occurred on January 1, 2020 and (ii) to give effect to the March 31, 2021 acquisition of Navios Containers as if the acquisition had occurred on January 1, 2020. We refer to the Pro Forma Balance Sheet and the Pro Forma Statement of Operations together as the “unaudited pro forma financial information”.

Navios Partners and Navios Acquisition Merger

As a result of the Merger, each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit.

Basis of Presentation

The unaudited pro forma condensed combined financial statements reflect the application of transaction accounting adjustments that are preliminary (such as fair values of vessels, intangibles and debt) and are based upon available information and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements have been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Navios Partners or Navios Acquisition will experience going forward. In addition, the accompanying unaudited pro forma condensed combined statement of operations does not reflect any expected cost savings or restructuring actions that Navios Partners, Navios Containers or Navios Acquisition expects to incur or generate.

The unaudited pro forma financial information is based upon, has been derived from and should be read in conjunction with, the audited historical consolidated financial statements of Navios Partners for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on March 31, 2021, the audited historical consolidated financial statements of Navios Containers for the fiscal year ended December 31, 2020 included in Exhibit 15.3 to Navios Partners’ Annual Report, filed on Form 20-F, or filed with the SEC on March 31, 2021, the audited historical consolidated financial statements of Navios Acquisition for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on April 28, 2021, the unaudited historical condensed consolidated financial statements of Navios Partners as of June 30, 2021 and for the three and six month periods ended June 30, 2021 filed on Form 6-K, as filed with the SEC on August 26, 2021, and the unaudited historical condensed consolidated financial statements of Navios Acquisition as of June 30, 2021 and for the three and six month periods ended June 30, 2021 filed on Form 6-K, as filed with the SEC on August 26, 2021 (in each case, prepared in accordance with U.S. GAAP), each of which is incorporated by reference herein, as well as the information set forth in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2021

(In thousands of U.S. dollars)

	Navios Partners	Navios Acquisition	Other Material Transactions	Navios Acquisition Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$227,117	$79,160	$(79,098)	$—		$227,179
Restricted cash	5,736	5,976	—	—		11,712
Accounts receivable, net	20,896	4,047	—	—		24,943
Prepaid expenses and other current assets	28,214	16,887	—	—		45,101

Total current assets	281,963	106,070	(79,098)	—		308,935

Vessels, net	1,930,477	1,201,885	—	(201,385)	(3)	2,930,977
Deposits for vessels acquisitions	3,599	—	—	—		3,599
Goodwill	—	1,579	—	(1,579)	(3)	—
Other long-term assets	21,315	13,204	—	—		34,519
Deferred dry dock and special survey costs, net	51,310	48,629	—	(48,629)	(3)	51,310
Due from related parties, long term	—	13,789	—	—		13,789
Favourable lease terms	1,417	—	—	98,184	(3)	99,601
Operating lease assets	45,862	128,511	—	14,422	(3)	188,795

Total non-current assets	2,053,980	1,407,597	—	(138,987)		3,322,590

Total assets	$2,335,943	$1,513,667	$(79,098)	$(138,987)		$3,631,525

LIABILITIES AND PARTNERS’ CAPITAL/STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,335	$7,117	—	$—		$16,452
Accrued expenses	11,928	10,278	—	10,600	(3)	32,806
Deferred revenue	10,187	2,914	—	—		13,101
Operating lease liabilities, current portion	4,065	8,265	—	5	(3)	12,335
Current portion of financial liabilities, net	33,476	—	—	—		33,476
Current portion of long-term debt, net	81,967	639,341	(151,825)	2,940	(3)	572,423
Current portion of loan payable to affiliate company	—	6,924	60,173	—		67,097
Amounts due to related parties	17,181	31,653	—	—		48,834

Total current liabilities	168,139	706,492	$(91,652)	13,545		796,524

Unfavorable lease terms	182,464	—	—	4,077	(3)	186,541
Operating lease liabilities, net	41,604	120,056	—	14,607	(3)	176,267
Long-term financial liabilities, net	227,108	—	—	—		227,108
Long-term debt, net	452,959	322,364	—	4,654	(3)	779,977
Deferred revenue	1,626	—	—	—		1,626
Loan payable to affiliate company, net of current portion	—	37,373	(37,373)	—		—

Total non-current liabilities	905,761	479,793	(37,373)	23,338		1,371,519

Total liabilities	$1,073,900	$1,186,285	$(129,025)	$36,883		$2,168,043

Commitments and contingencies	—	—	—	—		—
Partners’ capital/stockholders’ equity	1,262,043	327,382	49,927	(175,870)	(3)	1,463,482

Total partners’ capital/stockholders’ equity:	1,262,043	327,382	49,927	(175,870)		1,463,482

Total liabilities and partners’ capital/stockholders’ equity	$2,335,943	$1,513,667	$(79,098)	$(138,987)		$3,631,525

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six month period ended June 30, 2021

(In thousands of U.S. dollars, except unit data)

	Navios Partners	Navios Containers	Navios Containers Transaction Accounting Adjustments	Notes	Navios Acquisition	Navios Acquisition Transaction Accounting Adjustments	Notes	Pro Forma Combined
Time charter and voyage revenues	$162,751	$97,974	$—		$131,719	$—		$392,444
Time charter and voyage expenses	(7,149)	(2,088)	—		(11,779)	—		(21,016)
Direct vessel expenses	(6,918)	(4,200)	4,036	(1)	(8,491)	7,797	(3)	(7,776)
Vessel operating expenses (management fees entirely through related parties transactions)	(47,541)	(34,195)	—		(62,321)	—		(144,057)
General and administrative expenses	(12,691)	(5,233)	—		(10,479)	—		(28,403)
Depreciation and amortization of intangible assets	(26,923)	(5,175)	(11,393)	(1)	(32,682)	(924)	(3)	(77,097)
Amortization of unfavorable lease terms	—	—	31,998	(1)	—	384	(3)	32,382
(Loss)/ gain on sale of vessels	(511)	—	—		14,427	—		13,916
Interest expense and finance cost, net	(10,818)	(5,413)	659	(1)	(36,814)	3,019	(3)	(49,367)
Interest income	859	—	—		3	—		862
Gain on bond repurchase	—	—	—		10,698	—		10,698
Other (expense)/ income	(2,337)	(1,897)	—		351	—		(3,883)
Equity in net earnings/ (loss) of affiliated companies	80,839	—	(80,839)	(2)	—	—		—
Bargain purchase gain	44,053	—	(44,053)	(1)	—	—		—

Net income/ (loss)	$173,614	$39,773	$(99,592)		$(5,368)	$10,276		$118,703

Net income attributable to common unitholders								$116,329
Pro forma basic income per unit attributable to common unitholders							(4)	$4.75
Pro forma basic weighted average common units								24,489,136
Pro forma diluted income per unit attributable to common unitholders							(4)	$4.73
Pro forma diluted weighted average common units								24,575,486

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2020

(In thousands of U.S. dollars, except unit data)

	Navios Partners	Navios Containers	Navios Containers Transaction Accounting Adjustments	Notes	Navios Acquisition	Other Material Transactions	Notes	Navios Acquisition Transaction Accounting Adjustments	Notes	Pro Forma Combined
Time charter and voyage revenues	$226,771	$127,188	$—		$361,438	—		$—		$715,397
Time charter and voyage expenses	(11,028)	(6,327)	—		(17,820)	—		—		(35,175)
Direct vessel expenses	(10,337)	(5,488)	5,311	(1)	(14,119)	—		13,493	(3)	(11,140)
Vessel operating expenses (management fees entirely through related parties transactions)	(93,732)	(69,147)	—		(127,611)	—		—		(290,490)
General and administrative expenses	(24,012)	(10,890)	—		(22,097)	—		—		(56,999)
Transaction costs	—	(1,626)	—		—	—		(10,600)	(3)	(12,226)
Depreciation and amortization of intangible assets	(56,050)	(16,598)	(16,537)	(1)	(66,629)	—		(9,841)	(3)	(165,655)
Amortization of unfavorable lease terms	—	—	126,710	(1)	—	—		3,692	(3)	130,402
Vessels impairment loss	(71,577)	—	—		(17,168)	—		—		(88,745)
Impairment of receivable in affiliated company	(6,900)	—	—		—	—		—		(6,900)
Interest expense and finance cost, net	(24,159)	(13,912)	2,361	(1)	(82,278)	—		5,671	(3)	(112,317)
Interest income	639	—	—		32	—		—		671
Gain on bond repurchase	—	—	—		15,786	19,927	(1)	—		35,713
Other income	5,055	409	—		341	—		—		5,805
Other expense	(4,344)	(261)	—		(2,266)	—		—		(6,871)
Equity in net earnings of affiliated companies	1,133	—	79,706	(2)	—	—		—		80,839
Bargain purchase gain	—	—	44,053	(1)	—	—		2,955	(3)	47,008

Net (loss)/ income	$(68,541)	$3,348	$241,604		$27,609	$19,927		$5,370		$229,317

Net income attributable to common unitholders										$224,731
Pro forma basic income per unit attributable to common unitholders									(4)	$9.97
Pro forma basic weighted average common units										22,548,358
Pro forma diluted income per unit attributable to common unitholders									(4)	$9.93
Pro forma diluted weighted average common units										22,641,057

Certain reclassifications have been made to the historical presentation of Navios Acquisition to conform to the financial statement presentation of Navios Partners, as follows: (a) Navios Partners classifies “Inventories” within “Prepaid expenses and other current assets”, while Navios Acquisition presents “Inventories” as a separate caption in the condensed consolidated balance sheets. An amount of $5,718 relating to “Inventories” of Navios Acquisition has been classified within “Prepaid Expenses and other current assets” in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, in order to conform to Navios Partners presentation. (b) In the six month period ended June 30, 2021, Navios Partners recognized $(511) relating to “Loss on sale of vessels” and Navios Acquisition recognized $14,427 relating to “Gain on sale of vessels and impairment loss”. Amounts are included in “(Loss)/ gain on sale of vessels” in the Unaudited Pro Forma Condensed Combined Statement of Operations for the six month period ended June 30, 2021.

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Other Material Transactions

Adjustments included in the column under the heading “Other Material Adjustments” are adjustments for nonrecurring items (i.e. items that will not recur beyond twelve months after the acquisition) that reflect only the application of required accounting for these items, linking their effects to the historical financial information of Navios Partners.

In July 2021, Navios Acquisition drew an additional amount of $52,800 under the NSM Loan and utilized such funds, along with available cash balances, to repurchase an amount of $151,825 of its Ship Mortgage Notes for a cash consideration of $131,898. “Current portion of long term debt, net” is reduced by the amount of $151,825, “Cash and cash equivalents” is reduced by the amount of cash consideration paid of $131,898 and “Partners’ Capital/ stockholders Equity” is increased by an amount of $19,927 in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021. A gain of $19,927 is recognized in “Gain on bond repurchase” in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020.

On August 25, 2021, in accordance with the NSM Loan Amendment, Navios Acquisition issued 8,823,529 Navios Acquisition Common Shares in exchange for the cancellation of $30,000 ($3.40 per share) of the $98,112 of the then outstanding balance of the NSM Loan. The amount of the NSM Loan cancelled reduced the balance of the “Current portion of loan payable to affiliated company” by $30,000 with a corresponding increase on “Partners’ Capital/ Stockholders Equity” in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021. Under the terms of the NSM Loan agreement, Navios Acquisition prepaid an amount of $35,000 of the NSM Loan on August 25, 2021 using proceeds from the NMM Loan. Amounts drawn from NSM Loan and NMM Loan increased “Cash and cash equivalents” by $87,800 and amounts repaid under the NSM Loan reduced “Cash and cash equivalents” by $35,000 in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021. The remaining outstanding balance of the NSM Loan of $33,112 and the NMM Loan of $35,000, has been classified under “Current portion of loan payable to affiliated company” in the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2021.

On August 24, 2021, Navios Partners loaned to Navios Acquisition an amount of $45,000. Upon the closing of the transaction, this loan will become an intercompany loan and has not been reflected in the unaudited pro forma financial statements as the impact is nil to the Unaudited Pro Forma Condensed Combined Balance Sheet.

Furthermore, the impact of the share issuance and related investment in Navios Acquisition that occurred following the issuance of 44,117,647 new shares in Navios Acquisition on August 25, 2021 for $150,000 has not been reflected in the Navios Partners unaudited pro forma financial statements. Upon closing of the Merger, Navios Partners’ investment in Navios Acquisition is eliminated in the Unaudited Pro Forma Condensed Combined Balance Sheet.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Fair Value of Consideration

On August 25, 2021, the Company acquired 62.4% of the equity interest in Navios Acquisition through the sale by Navios Acquisition pursuant to the Merger Agreement (in a private placement in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act) of 44,117,647 Navios Acquisition’s Common Shares to Navios Partners for an aggregate purchase price of $150,000, or $3.40 per share in cash (the “Equity Issuance”).

Upon closing of the Merger, the Company will acquire the remaining non-controlling interest in Navios Acquisition, which following the Equity Issuance, will be a consolidated subsidiary of the Company.

For the purpose of the preparation of the unaudited pro forma condensed combined financial statements, it has been assumed that all the holders of Navios Acquisition Common Shares (other than Excluded Shares) will exchange their Navios Acquisition Common Shares for Merger Consideration.

The preliminary fair value estimate of $207,634 was calculated based on the purchase consideration of $150.0 million plus the fair value of the non-controlling interest of $57,634 calculated based on the closing stock price of Navios Acquisition on August 25, 2021.

The preliminary fair value of the consideration for the acquisition of the remaining non-controlling interest of $46,818 of Navios Acquisition by the Company was calculated based on the closing stock price of Navios Partners Common Units on September 2, 2021 of $30.29 and represents the fair value of 37.6% of the conversion of the outstanding shares of Navios Acquisition of 70,677,142 at an exchange rate of 0.1275.

The preliminary estimate of the consideration reflected in the unaudited pro forma financial information does not purport to represent the actual consideration to be transferred upon closing of the Merger. In accordance with GAAP, the fair value of Navios Partners Common Units to be issued as part of the consideration transferred in connection with the Merger will be measured on the completion date of the exchange of units at the then-current market price of Navios Partners Common Units. This requirement will likely result in a consideration different from the amount assumed in the unaudited pro forma financial information. A change of 5% per share in the price of Navios Partners Common Units would increase or decrease the consideration by approximately $5.2 million, which would be reflected in the unaudited pro forma financial information as a decrease or increase to Navios Partners’ Capital, respectively.

Transaction Accounting Adjustments

In May 2020, the SEC adopted Release No. 33-10786 entitled “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” or the Final Rule. The Final Rule was effective on January 1, 2021 and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.

Navios Containers Transaction Accounting Adjustments

On March 31, 2021, Navios Partners completed the merger contemplated by the Agreement and Plan of Merger dated as of December 31, 2020, by and among Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers’ general partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners.

Adjustments included in the column under the heading “Navios Acquisition Containers Transaction Adjustments” are required adjustments that reflect only the application of required accounting to the transaction linking the effects of the acquisition of Navios Containers to the historical financial information of Navios Partners.

(1)

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to tangible and intangible assets and liabilities of Navios Containers to reflect the assessment of the fair value of the assets acquired and liabilities assumed and is based upon reasonable estimates that are subject to revision as additional information becomes available.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624

Total purchase price	298,621
Fair value of assets and liabilities acquired:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavourable lease terms	(224,490)
Long term debt assumed (including current portion)	(227,434)
Current liabilities	(5,416)
Fair value of net assets acquired	342,674

Bargain purchase gain	$44,053

Vessels: Represents the fair value adjustment to bring the carrying value of the vessels to their fair value as well as their respective incremental depreciation. Deferred dry docking and special survey costs of Navios Containers have been eliminated. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements of the acquirer and the remaining useful lives which range from 15 to 20 years.

Unfavorable Lease Terms: Represents the fair value adjustment to bring the carrying value of the unfavorable lease liabilities to their fair values as well as their respective incremental amortization. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms which range from 0.2 to 5.1 years.

Current Assets and Current Liabilities: Consist of the historical Navios Containers’ balances of cash and cash equivalents, other long-term assets, accounts receivable, due from related parties current and non-current, prepaid expenses and other current assets, accounts payable, prepaid revenue and accrued expenses. The straight line of leases has been eliminated. The carrying value of all other working capital items are assumed to approximate fair value.

Long term debt assumed (including current portion): Represents the fair value of the debt. The outstanding balance of the floating rate debt approximates its fair value as estimated based on currently available debt with similar contract terms, interest rate and remaining maturity, as well as taking into account Navios Partners’ creditworthiness. The debt discount and the deferred finance costs related to Navios Containers are eliminated. In addition, the income statement reflects the adjustments to amortization expense of $2,361 and $659 for the year ended December 31, 2020 and the six-month period ended June 30, 2021, respectively, had the fair value of debt discount and deferred financing costs been eliminated as of January 1, 2020.

Bargain Purchase Gain: Navios Partners accounted for the merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business

Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain purchase gain of $44,053 and is presented in “Bargain purchase gain” in the Unaudited Pro Forma Condensed Combined Statement of Operations for the six month period ended June 30, 2021. The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to their net asset value (“NAV”).

As the unaudited pro forma condensed combined financial information assumes the acquisition of Navios Containers occurred as of January 1, 2020, this gain has been recorded as a transaction accounting adjustment for the year ended December 31, 2020.

(2)

Represents the elimination of the equity method investment held by Navios Partners in Navios Containers and the earnings and the gain recognized at the date the controlling interest was acquired. As of March 31, 2021, Navios Partners previously held interest of 35.7% in Navios Containers was remeasured, in accordance with ASC 805-10-25-10, to a fair value of $106,997, resulting in aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”. The acquisition of the remaining non-controlling interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the merger.

The gain on the equity method investment is reflected in the pro forma statement of operations for the year ended December 31, 2020, as the acquisition of Navios Containers is assumed to have occurred on January 1, 2020 for purposes of the unaudited pro forma condensed combined financial information.

Navios Acquisition Transaction Accounting Adjustments

Adjustments included in the column under the heading “Navios Acquisition Transaction Accounting Adjustments” are solely based on information contained within the Merger Agreement. Navios Acquisition Transaction Accounting Adjustments are required adjustments that reflect only the application of required accounting to the transaction linking the effects of the acquisition of Navios Acquisition to the historical financial information of Navios Partners.

(3)

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to assets and liabilities of Navios Acquisition to reflect the preliminary assessment of the fair value of the assets to be acquired and liabilities to be assumed and is based upon reasonable estimates that are subject to revision as additional information becomes available. The preliminary fair values, as well as their incremental effects, are as follows:

	Carrying Value as of June 30, 2021	Other Material Transactions (A)	Pro Forma Estimated Fair Value (B)	Total (A)+(B)	Pro Forma Fair Value Adjustment
Vessels, including deferred drydock and special survey costs, net	$1,250,514	$—	$1,000,500	$1,000,500	$250,014
Goodwill	1,579	—	—	—	1,579
Favorable lease assets	—	—	98,184	98,184	(98,184)
Unfavorable lease liabilities	—	—	(4,077)	(4,077)	4,077
Net working capital	81,101	(79,098)	79,651	553	80,548
Operating lease assets	128,511	—	142,933	142,933	(14,422)
Operating lease liabilities, including current portion	(128,321)	—	(142,933)	(142,933)	14,612
Long-term borrowings, including current portion	(969,299)	151,825	(969,299)	(817,474)	(151,825)
Loan payable to affiliated company, including current portion	(44,297)	(22,800)	(44,297)	(67,097)	22,800
Deferred finance costs	7,594	—	—	—	7,594

Net assets	$327,382	$49,927	$160,662	$210,589	$116,793

Fair value of consideration and non-controlling interest				207,634

Bargain purchase gain				$2,955

Vessels: Represents the preliminary fair value adjustment to bring the carrying value of the vessels to their fair value as well as their respective incremental depreciation. Deferred dry docking and special survey costs of Navios Acquisition have been eliminated. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements of the acquirer and the remaining useful lives which range from 9 to 18 years.

Goodwill: Represents the preliminary fair value adjustment to bring goodwill recognized by Navios Acquisition from a business combination completed in 2010 to its fair value.

Favorable Lease Terms: Represents the preliminary fair value adjustment to bring the carrying value of the favorable lease assets to their fair values as well as their respective incremental amortization. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms up to 9.5 years.

Unfavorable Lease Terms: Represents the preliminary fair value adjustment to bring the carrying value of the unfavorable lease liabilities to their fair values as well as their respective incremental amortization. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms which range from 0.1 to 1.4 years.

Operating Lease Assets and Operating Lease Liabilities, including current portion: Represents the preliminary adjustment for leases to which Navios Acquisition is a lessee, to measure the Operating Lease Liabilities at the present value of the remaining lease payments, as if the acquired leases were a new lease of Navios Partners at the acquisition date. Operating Lease Assets are measured at the same amount as the Operating Lease Liabilities.

Net Working Capital: Net working capital consists of the historical Navios Acquisition balances of cash and cash equivalents, amounts due from/to related parties current and non-current, prepaid expenses and other current assets, accounts payable, prepaid revenue and accrued expenses. The carrying value of all other working capital items are assumed to approximate fair value.

Transaction Costs: Reflects an accrual of $1,450 for estimated transaction expenses out of $10,600 total in the unaudited pro forma condensed combined Balance Sheet and the unaudited pro forma condensed combined Statement of Operations for the year ended December 31, 2020. These transaction costs are one-time non-recurring expenses directly associated with the Merger.

Long-term borrowings, including current portion and deferred finance costs: Represents the preliminary fair value of the debt. The outstanding balance of the floating rate debt approximates its fair value as estimated based on currently available debt with similar contract terms, interest rate and remaining maturity, as well as taking into account Navios Partners’ creditworthiness. The debt discount and the deferred finance costs related to Navios Acquisition are eliminated. In addition, the income statement reflects the adjustments to amortization expense of $5,671 and $3,019 for the year ended December 31, 2020 and the six-month period ended June 30, 2021, respectively, had the fair value of debt discount and deferred financing costs been eliminated as of January 1, 2020.

Loan payable to affiliated Company: Represents the preliminary fair value of the loan payable to affiliated Company. The fair value of the Navios Acquisition’s loan payable to affiliated company is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

Bargain Purchase Gain: The estimated fair value of the net assets exceeds the fair value of the consideration and the fair value of the non-controlling interest as of the date control is obtained as a result of the Equity Issuance. As the unaudited pro forma condensed combined financial information assumes the Merger occurred as of January 1, 2020, this gain has been recorded as a transaction accounting adjustment for the year ended December 31, 2020. This bargain purchase gain will not affect the Navios Partners statement of operations beyond 12 months after the closing of the Merger.

The difference of the fair value of the consideration exchanged pursuant to the closing of the Merger amounting to $104,452 and the recognized non-controlling interest in Navios Acquisition pursuant to the Equity Issuance amounting to $57,634, had the Merger occurred on June 30, 2021 amounting to $46,818 reflects a pro forma adjustment to eliminate the carrying amount of the non-controlling interest of $57,634 and reduce Partners’ Capital by $46,818.

(4)

The calculation of the pro forma basic and diluted earnings per unit attributable to the holders of Navios Partners Common Units is based on: (i) the closing share price of Navios Partners Common Units of $30.29 on September 2, 2021, and (ii) the Exchange Ratio for Navios Acquisition Common Shares (other than Excluded Shares).

	For the six month period ended June 30, 2021	For the year ended December 31, 2020
Numerator:
Pro forma net income	$118,703	$229,317

Net income attributable to common unit holders (basic and diluted)	$116,329	$224,731

Denominator:
Weighted average units outstanding	21,040,748	19,099,970
Units issued as consideration for the Transaction	3,448,388	3,448,388
Denominator for basic and diluted net income per unit
Pro forma basic weighted average units	24,489,136	22,548,358
Net income per unit, basic	$4.75	$9.97
Proforma diluted weighted average units	24,575,486	22,641,057
Net income per unit, diluted	$4.73	$9.93

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Navios Acquisition Common Shares. References to the Merger in this discussion include the Optional Second Merger, if consummated. This discussion applies only to U.S. holders who hold their Navios Acquisition Common Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, judicial interpretations thereof and administrative authorities, rulings and decisions, each as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change or differing interpretations, possibly with retroactive effect, any of which changes could affect the accuracy of this discussion. This discussion assumes that the Merger will be completed in accordance with the Merger Agreement and as further described in this proxy/prospectus. This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Navios Acquisition Common Shares in light of their particular facts and circumstances and does not apply to U.S. holders of Navios Acquisition Common Shares that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations (and investors therein), retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, U.S. holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a functional currency other than the U.S. dollar, and U.S. holders who hold their Navios Acquisition Common Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction). In addition, this discussion does not address the consequences of the Merger to U.S. holders of Navios Acquisition Common Shares who actually or constructively own 5% or more by vote or value of Navios Acquisition Common Shares (immediately prior to the Merger) or of Navios Partners Common Units (immediately after the Merger), U.S. holders who acquired their Navios Acquisition Common Shares through the exercise of an employee option or otherwise as compensation or through a tax-qualified retirement plan, and any holder that is not a U.S. holder (as defined below). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Navios Acquisition Common Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. An entity or arrangement treated as a partnership for U.S. federal income tax purposes and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Merger to them.

ALL U.S. HOLDERS OF NAVIOS ACQUISITION COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Navios Acquisition Common Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Navios Acquisition Common Shares

It is intended that, for U.S. federal income tax purposes, the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code should not cause Navios Partners to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of Navios Acquisition Common Shares that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Navios Partners immediately following the Merger). Under the terms of the Merger Agreement, Navios Partners and Navios Acquisition have agreed to use reasonable efforts to obtain an opinion of Fried, Frank, Harris, Shriver, and Jacobson LLP, dated as of the Closing Date, substantially to the effect that the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify for the Intended Tax Treatment. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel to the effect that the Merger should qualify for the Intended Tax Treatment. In addition, neither Navios Acquisition nor Navios Partners intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge.

If the Merger fails to qualify for the Intended Tax Treatment, a U.S. holder of Navios Acquisition Common Shares would recognize gain (but may not be able to recognize loss) in an amount equal to the excess, if any, of the fair market value of the Navios Partners Common Units received by such holder in the Merger over such holder’s tax basis in the Navios Acquisition Common Shares surrendered. Gain must be calculated separately for each block of Navios Acquisition Common Shares exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain so recognized generally would be long-term capital gain if the U.S. holder’s holding period in a particular block of Navios Acquisition Common Shares exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in Navios Partners Common Units received in the Merger would begin on the day following the Merger. In addition, a U.S. holder generally would be subject to information reporting and would, under certain circumstances, be subject to backup withholding (currently at a rate of 24%) with respect to the Navios Partners Common Units received in the Merger, unless such holder properly establishes an exemption or provides, on a properly completed IRS Form W-9, its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

The Biden administration has announced a proposed budget that, in addition to increasing income tax rates for corporate and non-corporate U.S. holders, would make significant changes to the tax treatment of capital gains, including ending retroactively the preferential tax rate on capital gains for some individual U.S. holders. If the Merger fails to qualify for the Intended Tax Treatment, whether any such tax proposals could impact any U.S. holders on the exchange of Navios Acquisition Common Shares for Navios Partner Common Units would depend on whether any such tax proposals are enacted and, if so, whether the Effective Time is before or after the effective date of any enacted tax proposals.

The remainder of this discussion assumes that the Merger, either alone or together with the Optional Second Merger, if consummated, should qualify for the Intended Tax Treatment.

A U.S. holder receiving Navios Partners Common Units in exchange for Navios Acquisition Common Shares pursuant to the Merger should not recognize any gain or loss.

The U.S. holder’s aggregate tax basis in the Navios Partners Common Units received in the Merger should be equal to the U.S. holder’s aggregate tax basis in the Navios Acquisition Common Shares surrendered, and the U.S. holder’s holding period for the Navios Partners Common Units received in the Merger should include the U.S. holder’s holding period of the Navios Acquisition Common Shares surrendered.

Where a U.S. holder acquired different blocks of Navios Acquisition Common Shares at different times and at different prices, such U.S. holder’s tax basis and holding period of such Navios Acquisition Common Shares should be determined with reference to each block of Navios Acquisition Common Shares.

Notwithstanding the above, although Navios Acquisition does not believe it currently is, or that it was for the 2011 through 2020 taxable years, a “passive foreign investment company” within the meaning of Section 1297 of the Code for U.S. federal income tax purposes, Navios Acquisition was treated as a PFIC for the 2008 through 2010 taxable years. U.S. holders of Navios Acquisition Common Shares who owned equity interests in Navios Acquisition while Navios Acquisition was a PFIC may have to recognize gain, but not loss, in connection with the receipt of Navios Partners Common Units in the Merger, even if the Merger, either alone or together with the Optional Second Merger, if consummated, otherwise qualifies as a reorganization. U.S. holders of Navios Acquisition Common Shares who acquired their Navios Acquisition Common Shares prior to 2011 or otherwise believe they may have held equity interests of Navios Acquisition while it was a PFIC are urged to consult with their own tax advisors regarding the consequences to them of the Merger.

For general information about the taxation of holders of Navios Partners Common Units, please see “Item 10.E. Additional Information – Taxation of Holders” in Navios Partners’ Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F incorporated by reference in this proxy statement/prospectus. For general information about the taxation of holders of Navios Acquisition Common Shares, please see “Item 10.E. Additional Information – Taxation of Holders” in Navios Acquisition’s Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F incorporated by reference in this proxy statement/prospectus.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. You should read the Merger Agreement because it, and not this proxy statement/prospectus, is the legal document that governs the terms of the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.

The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for the purposes of the Merger Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties thereto in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated into this proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated into this proxy statement/prospectus.

Navios Acquisition and Navios Partners will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the Merger Agreement and will update such disclosure as required by the federal securities laws.

Structure of the Merger

Under the terms of the Merger Agreement, Merger Sub will merge with and into Navios Acquisition and each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit. As a result of the Merger, the separate existence of Merger Sub will cease and Navios Acquisition and its subsidiaries will become wholly-owned subsidiaries of Navios Partners. Following the Merger, Navios Partners will hold all of the outstanding Navios Acquisition Common Shares.

When the Merger Becomes Effective

Navios Partners and Navios Acquisition will cause a certificate of merger to be executed and filed with the Office of the Registrar of Corporations of The Republic of the Marshall Islands on the third business day after the day on which the last condition to completing the Merger is satisfied or waived, or at such other time as Navios Partners and Navios Acquisition may agree. The Merger will become effective at the time and on the date on which the certificate of merger is filed or at such later time and date on which the parties agree as specified in the certificate of merger.

Effect of the Merger

At the Effective Time:

•

Each Navios Acquisition Common Share (other than Excluded Shares) will be converted into the right to receive 0.1275 of a Navios Partners Common Unit, and, at the Effective Time, each Navios Acquisition Common Share will be cancelled and retired and will cease to exist;

•

The Navios Acquisition Common Shares owned by Navios Acquisition or any of its subsidiaries immediately prior to the Effective Time will cease to be outstanding and will be cancelled and will cease to exist without consideration therefor;

•

The Navios Acquisition Common Shares that are owned directly or indirectly by Navios Partners or any of its subsidiaries (including the NMM Equity Issuance Shares) immediately prior to the Effective Time will cease to be outstanding and will be cancelled and will cease to exist without consideration therefor;

•	Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the surviving entity.

For a description of the Navios Partners Common Units, and for a description of the comparative rights of holders of the Navios Partners Common Units and the Navios Acquisition Common Shares, please read the sections entitled “Description of Navios Partners Common Units,” and “Comparison of Shareholder and Unitholder Rights.”

Exchange of Units; Fractional Units

Exchange Agent

Navios Partners appointed Continental Stock Transfer & Trust Company (the “exchange agent”) to act as exchange agent for the payment of the Merger Consideration and any dividends or distributions declared by Navios Partners on the Navios Partners Common Units with a record date after the Effective Time and a payment due on or before the date the holder of Navios Acquisition Common Shares surrendered its Navios Acquisition Common Shares.

At or prior to the Effective Time, Navios Partners will (i) reserve with the exchange agent the Navios Partners Common Units to be issued in the Merger and (ii) authorize the exchange agent to exchange Navios Partners Common Units as described above under the section entitled “The Merger Agreement—Effect of the Merger.” Navios Partners will deposit with the exchange agent cash as and when necessary to pay any dividends or distributions as described above. Navios Partners will pay all costs and fees of the exchange agent and all expenses associated with the exchange process.

After the Effective Time, there will be no further transfers on the records of Navios Acquisition or its transfer agent of Navios Acquisition Common Shares. If Navios Acquisition Common Shares are presented to Navios Acquisition or its transfer agent for transfer after the Effective Time, they will be cancelled against delivery of Navios Partners Common Units and unpaid distributions.

Exchange of Units

Holders of Navios Acquisition Common Shares who deliver a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter to the exchange agent, together with their Navios Acquisition Common Share certificates (if any), will be entitled to receive, after giving effect to any required tax withholding:

•

the number of whole units of Navios Partners Common Units to which such holder is entitled in accordance with the Merger Agreement and as described above under the section entitled “The Merger Agreement—Effect of the Merger”; and

•

any cash distributions declared by Navios Partners on the Navios Partners Common Units with a record date after the Effective Time and a payment due on or before the date the holder of Navios Acquisition Common Shares surrendered its Navios Acquisition Common Shares.

Fractional Units

No fractional units shall be issued in the Merger. Each holder of Navios Acquisition Common Shares who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units in the Merger (after taking into account all Navios Acquisition Common Shares held by such holder immediately prior to the Effective Time) of 0.5 or above shall receive in the Merger, in lieu of such fractional unit, a full Navios Partners Common Unit, and each holder of Navios Acquisition Common Shares who would otherwise have been entitled to receive a fractional unit of Navios Partners Common Units (after taking into account all Navios Acquisition Common Shares held by such holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

Conditions to the Merger

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	the receipt of the Shareholders Approval;

•	the registration statement of which this proxy statement/prospectus forms a part having been declared effective by the SEC and its continued effectiveness thereof;

•	the absence of any decree, order, injunction, law or impediment prohibiting the transactions contemplated by the Merger Agreement; and

•	the approval of the listing on the NYSE, subject to official notice of issuance, of the Navios Partners Common Units to be issued in the Merger.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•

the representations and warranties of the other party relating to all other matters (other than organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby, capitalization and “no adverse changes”) shall be true and correct (without regard to any materiality, material adverse effect and similar qualifiers therein) as of the closing of the Merger, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a material adverse effect;

•	the representation and warranty relating to “no adverse changes” shall be true and correct as of the Closing Date as if made on the date thereof; and

•

the other party shall have performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that have materiality, material adverse effect or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under the Merger Agreement prior to the Closing Date that are not so qualified.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties by each of the parties to the Merger Agreement, many of which provide that the representation and warranty does not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on the party making the representation and warranty. These representations and warranties concern, among other things:

•	organization and existence;

•	authority and approval to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of defaults, breaches and other conflicts caused by entering into the Merger Agreement and completing the Merger;

•	capitalization and ownership of limited partnership interests, common shares and other equity interests;

•	reports filed with the SEC and internal controls;

•	accuracy of financial statements and absence of undisclosed liabilities;

•	absence of litigation and violations of laws and regulations;

•	absence of changes that would have a material adverse effect;

•	tax matters;

•	compliance with applicable licenses and permits;

•	material contracts and agreements;

•	insurance matters;

•	condition of assets;

•	U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);

•	brokerage arrangements;

•	opinion of financial advisor; and

•	accuracy of information in this proxy statement/prospectus.

For purposes of the Merger Agreement, “material adverse effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Navios Acquisition and its subsidiaries, taken as a whole, on the one hand, or on Navios Partners and its subsidiaries, taken as a whole, on the other hand; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a material adverse effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which such party operates, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance from COVID-19 or the worsening thereof, (d) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, (e) changes in any laws applicable to such party or in accounting regulations or principles or the interpretation thereof that materially affects the Merger Agreement or the transactions contemplated thereby, (f) such party taking any action required or contemplated by the Merger Agreement, (g) any change in the market price or trading volume of the equity securities of such party, (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, (i) any failure of such party to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, or, in the case of a material adverse effect in respect of Navios Partners or Merger Sub, or (j) changes, effects, events or occurrences at Navios Acquisition or any of its subsidiaries; provided that, in the case of clauses (a), (b), (c), (e) and (h), the adverse impact on such party, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of such party to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

Covenants and Other Agreements

Prior to the closing of the Merger, the parties have agreed to promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions to the consummation of the Merger not being satisfied, and (ii) any material breach by the notifying party of any covenant, obligation or agreement contained in the Merger Agreement. In addition, Navios Acquisition has agreed to, as promptly as practicable following the execution of the Merger Agreement, establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of obtaining the Shareholders Approval.

Prior to the closing of the Merger, the parties have agreed that, subject to specified exceptions or as consented to by the other party in writing, each party agrees to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (iii) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by such party, other than changes to such policies made in the ordinary course of business.

Prior to the closing of the Merger and unless the other party consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), and subject to certain specified exceptions, each party has generally agreed not to (and has agreed to cause their respective subsidiaries not to):

•	make any material change in the nature of its business and operations;

•

make any change in its governing documents in any manner that would reasonably be expected to (i) prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated thereby or (ii) adversely affect in a material way the rights of holders of its securities;

•

recommend, propose, announce, adopt or vote to adopt a plan or agreement of complete or partial dissolution or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (i) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in the Merger Agreement, or (ii) adversely affect in a material way the rights of holders of the securities of any party thereto;

•

declare, authorize, set aside or pay any dividend or distribution payable in cash or property in respect of the Navios Acquisition Common Shares or the Navios Partners Common Units, other than in the case of Navios Partners, regular quarterly cash dividends or distributions in the ordinary course, consistent with past practice, in respect of the Navios Partners Common Units, which shall be no greater than $0.05 per Navios Partners Common Unit;

•

waive, release, assign, settle or compromise any claims, demands, lawsuits or proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a material adverse effect;

•	issue, deliver or sell equity securities, or rights to acquire equity securities of such party, other than (i) in the case of Navios Acquisition, the Navios Acquisition Common Shares issued in the NMM

Equity Issuance and the NSM Equity Issuance and (ii) in the case of Navios Partners, Navios Partners Common Units or rights to acquire Navios Partners Common Units having a fair market value (as reasonably determined by the Navios Partners Board) not to exceed $75 million in the aggregate;

•	make any changes in financial accounting methods, principles or practices (or change an annual financial accounting period), except insofar as may be required by a change in GAAP or applicable law;

•

incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of such party, other than (i) in the case of Navios Partners, any (A) indebtedness issued to refinance other indebtedness of Navios Partners or its subsidiaries, (B) additional indebtedness with a principal amount of up to 20% of the aggregate principal amount of the existing indebtedness of the Navios Partners and its subsidiaries in effect as of the date of the Merger Agreement, and (C) intercompany indebtedness between Navios Partners and its subsidiaries, and (ii) in the case of Navios Acquisition, (A) the NNA Debt Financing and the NMM Loan Agreement (each term as defined in the Merger Agreement) and (B) any intercompany indebtedness between Navios Acquisition and its subsidiaries;

•

(i) make (other than consistent with past practice), change or revoke any material tax election, (ii) file any amended tax return with respect to any material tax, (iii) adopt (other than consistent with past practice) or change any method of tax accounting or tax accounting period or (iv) enter into any closing agreement to any material tax; or

•	agree, authorize or commit to do any of the foregoing.

Prior to the closing of the Merger, Navios Acquisition will not, without the prior written consent of Navios Partners, (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiring or any proposals that constitute or could reasonably be expected to lead to an Alternative Proposal, (ii) grant any waiver or release of any standstill or similar agreement with respect to any shares or units of Navios Acquisition or of any of its subsidiaries or (iii) effect any Adverse Recommendation Change. Notwithstanding the first sentence of this paragraph, if at any time following the date of the Merger Agreement and prior to obtaining the Shareholders Approval, (A) Navios Acquisition has received a written Alternative Proposal that the Navios Acquisition Special Committee believes is bona fide, (B) the Navios Acquisition Special Committee, after consultation with its financial advisors and outside legal counsel, determines in good faith that (x) such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal and (y) failure to take such action would be inconsistent with its duties under applicable law, and (C) such Alternative Proposal did not result from a material breach of the Merger Agreement, then at the direction of the Navios Acquisition Special Committee, Navios Acquisition may (subject to certain exceptions and limitations) take certain actions to provide confidential information to, and participate in discussions or negotiations in connection with, the third party providing such Alternative Proposal.

Navios Acquisition will promptly advise Navios Partners, orally and in writing, and in no event later than 36 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Navios Acquisition in respect of any Alternative Proposal, indicating the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, among other things, and thereafter will shall promptly keep Navios Partners reasonably informed of all material developments.

At any time prior to obtaining the Shareholders Approval and under certain specified circumstances, the Navios Acquisition Special Committee may effect an Adverse Recommendation Change in response to an Alternative Proposal or a Changed Circumstance if the Navios Acquisition Special Committee, after consultation by the Navios Acquisition Special Committee with its outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable law. See the section entitled “The Merger Agreement—Termination” below for additional information regarding such termination right.

The Merger Agreement contains additional agreements between the parties thereto including agreements regarding, among other things (and subject to certain exceptions and limitations):

•

cooperating regarding the preparation of this proxy statement/prospectus, (ii) causing the Navios Partners Common Units issued in the Merger to be approved for trading on the NYSE and (iii) making all required filings under applicable state securities and “blue sky” laws, subject to certain exceptions;

•

using commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement and (ii) defend any lawsuits or other proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby;

•	making certain public announcements in connection with the Merger Agreement or the transaction contemplated thereby;

•	paying expenses incurred in connection with the Merger Agreement;

•	cooperating fully with respect to any filing, submission or communication with a governmental entity having jurisdiction over the Merger;

•	cooperating with respect to tax opinion matters;

•	participating in any defense or settlement with respect to securityholder litigation against Navios Acquisition or the Navios Acquisition Board;

•

prior to the Effective Time, eliminating or revoking or diminishing the authority of the Navios Acquisition Special Committee, or removing any director of the Navios Acquisition Board that is a member of the Navios Acquisition Special Committee either as a member of such board or such committee without the affirmative vote of the members of the Navios Acquisition Board, including the affirmative vote of each of the other members of the Navios Acquisition Special Committee; and

•

using reasonable best efforts to (i) cause the Navios Partners Common Units issued in the Merger to be approved for listing on the NYSE, and (ii) cause the delisting of the Navios Acquisition Common Shares from the NYSE as promptly as practicable following the closing of the Merger in compliance with applicable law.

The Merger Agreement provides that, at the request of Navios Acquisition or the election of Navios Partners, Navios Partners shall cause the surviving entity of the Merger, as promptly as practicable after both the Effective Time shall have occurred and all third party consents necessary to consummate the Optional Second Merger (as defined below) shall have been obtained, and as part of a plan of reorganization, to merge with and into a newly organized entity that is treated as an entity disregarded as separate from Navios Partners for U.S. federal income tax purposes (“Newco”), with Newco as the surviving entity (such merger, the “Optional Second Merger”). See “Material U.S. Federal Income Tax Consequences of the Merger” on page [●] for additional information.

Indemnification and Insurance

Subject to certain terms and conditions specified in the Merger Agreement, Navios Partners has agreed to:

•

honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) existing as of the date of the Merger Agreement in favor of certain past and present directors and officers of Navios Acquisition and its subsidiaries;

•

ensure that the governing documents of Navios Acquisition (or its successor entity), for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the governing documents of Navios Acquisition as of the date of the Merger Agreement; and

•

maintain officers’ and directors’ liability insurance covering certain past and present directors and officers of Navios Acquisition and its subsidiaries who are or were covered by the existing officers’ and directors’ liability insurance applicable to Navios Acquisition and its subsidiaries, as applicable, for a period of six years following the Effective Time, on terms substantially no less advantageous to such directors and officers, than such existing insurance.

Termination

Prior to the Effective Time, the Merger Agreement may be terminated:

•	by mutual written agreement of the parties thereto;

•	by either Navios Partners or Navios Acquisition, if:

•

the Merger is not consummated on or before the Outside Date, as long as the party seeking to terminate has not otherwise prevented the Merger from occurring by failing to perform or observe in any material respect its obligations under the Merger Agreement; or

•

a governmental entity has issued a final and non-appealable order, decree or ruling or has taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger, so long as the party seeking termination has complied with certain of its obligations under the Merger Agreement.

•

by Navios Acquisition, if Navios Partners or Merger Sub breaches any of their respective representations, warranties, covenants or agreements in the Merger Agreement or if any of their respective representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Containers is not likewise in breach of the Merger Agreement.

•	by Navios Partners:

•

if Navios Acquisition breaches or fails to perform any of its representations, warranties, covenants or agreements in the Merger Agreement or if any of its representations or warranties become untrue, resulting in a condition to the Merger not being satisfied, and such breach or failure cannot be cured, or is not cured, prior to the Outside Date, provided that Navios Partners is not likewise in breach of the Merger Agreement; or

•	prior to the receipt of the Shareholders Approval, if an Adverse Recommendation Change shall have occurred.

Upon termination of the Merger Agreement in connection with a material breach by Navios Partners or Navios Acquisition (as applicable), the other party will be entitled to reimbursement of its expenses not to exceed $1.0 million.

Amendment and Waiver

Subject to compliance with applicable law, prior to the closing of the Merger, any provision of the Merger Agreement may be (i) consented to or waived in writing by the party benefited by the provision or (ii) amended or modified at any time by an agreement in writing by the parties to the Merger Agreement; provided, however, that, in addition to any other approvals required by Navios Acquisition’s constituent documents or under the Merger Agreement, the foregoing consents, waivers, amendments or modifications in clauses (i) and (ii), and any decision or determination by Navios Acquisition under the Merger Agreement (including, for the avoidance of doubt, any decision or determination by Navios Acquisition to (a) terminate the Merger Agreement or (b) enforce the Merger Agreement), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by the Navios Acquisition Special Committee.

Certain Merger Agreement Definitions

For purposes of the summary of the Merger Agreement contained in this section entitled “The Merger Agreement,” the following terms have the following meanings:

“Adverse Recommendation Change” means (i) the entry by Navios Acquisition into any merger agreement, letter of intent, agreement in principle, share or unit purchase agreement, asset purchase agreement or share or unit exchange agreement, option agreement or other similar agreement relating to an Alternative Proposal or (ii) any action of the Navios Acquisition Board and the Navios Acquisition Special Committee to withdraw, modify or qualify, or propose to publicly to withdraw, modify or qualify, in a manner adverse to Navios Partners, the recommendation of the Navios Acquisition Special Committee or the recommendation of the Navios Acquisition Board or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any Alternative Proposal.

“Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of Navios Acquisition and its subsidiaries (including securities of its subsidiaries) equal to 20% or more of Navios Acquisition’s consolidated assets or to which 20% or more of Navios Acquisition’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 20% or more of the outstanding equity securities of Navios Acquisition, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding equity securities of Navios Acquisition or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving Navios Acquisition that is structured to permit such Person or group to acquire beneficial ownership of 20% or more of Navios Acquisition’s consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by the Merger Agreement.

“Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of the Merger Agreement and was not, prior to the date of the Merger Agreement, known to or reasonably foreseeable by the Navios Acquisition Special Committee and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) Navios Acquisition pursuant to the Merger Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a Changed Circumstance: (i) any event, fact, development or occurrence that involves or relates to an Alternative Proposal or any inquiry or communications or matters relating thereto, (ii) any change in the price, or change in trading volume, of the Navios Acquisition Common Shares, (iii) the fact that Navios Acquisitions meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception in this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether a Changed Circumstance has occurred), (iv) the NMM Equity Issuance, the NNA Debt Financing, the NMM Loan Agreement, the NNA Notes Cancellation and Discharge or the NSM Loan Amendment (each term as defined in the Merger Agreement), or (v) any change in the price, or change in trading volume, of the Navios Partners Common Units.

“Superior Proposal” means a bona fide unsolicited written Alternative Proposal (except that references to “20%” within the definition of “Alternative Proposal” shall be replaced by “50%”), obtained after the date of the Merger Agreement and not in breach of the Merger Agreement (other than an immaterial breach), which is on terms and conditions that the Navios Acquisition Special Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the holders of Navios Acquisition Common Shares (in their capacity as holders of Navios Acquisition Common Shares) from a financial point of view than the transactions contemplated thereby, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been committed to by Navios Partners in writing.

RELATED PARTY TRANSACTIONS

Navios Partners and Navios Acquisition and their respective affiliates have engaged in certain related party transactions. The disclosures contained in “Item 7. Major Unitholders and Related Party Transaction – B. Related Party Transactions” of Navios Partners’ annual report for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on March 31, 2021, “Related Party Transactions” of Navios Partners’ Operating and Financial Review for the three and six month periods ended June 30, 2021, filed on a Report on Form 6-K with the SEC on August 26, 2021, “Item 7. Major Stockholders and Related Party Transaction – B. Related Party Transactions” of Navios Acquisition’s annual report for the fiscal year ended December 31, 2020, filed on Form 20-F, as filed with the SEC on April 28, 2021, and “Related Party Transactions” of Navios Acquisition’s Operating and Financial Review for the three and six month periods ended June 30, 2021, filed on a Report on Form 6-K with the SEC on August 26, 2021, are incorporated by reference into this proxy statement/prospectus.

The information incorporated by reference into this proxy statement/prospectus should be read in conjunction with the other information in this proxy statement/prospectus, including the section entitled “The Merger—Navios Partners’ Ownership Interest in Navios Acquisition.”

DESCRIPTION OF THE NAVIOS PARTNERS COMMON UNITS

The Units

The Navios Partners Common Units represent limited partner interests in Navios Partners. The holders of Navios Partners Common Units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under Navios Partners’ Partnership Agreement (defined below).

For a description of the rights and privileges of limited partners under the Navios Partners Partnership Agreement, including voting rights, please read the detailed Navios Partners Fourth Amended and Restated Agreement of Limited Partnership (the “Navios Partners Partnership Agreement”), which is filed as an exhibit to Navios Partners’ Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 4, 2018.

Cash Distribution Policy

General: Limitations on Cash Distributions and Navios Partners’ Ability to Change its Cash Distribution Policy

There is no guarantee that holders of Navios Partners Common Units will continue to receive quarterly distributions from Navios Partners. Beginning with the quarter ending December 31, 2015, the Navios Partners Board elected to suspend distributions on the Navios Partners Common Units in order to preserve cash and improve liquidity. In March 2018, the Navios Partners Board announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, Navios Partners amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

Navios Partners’ distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Holders of Navios Partners Common Units have no contractual or other legal right to receive distributions other than the obligation under the Navios Partners Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of the Navios Partners Board to establish reserves and other limitations.

•

While the Navios Partners Partnership Agreement requires Navios Partners to distribute all of its available cash, the Navios Partners Partnership Agreement, including provisions requiring Navios Partners to make cash distributions contained therein, may be amended with the approval of a majority of the outstanding common units.

•

Even if Navios Partners’ cash distribution policy is not modified or revoked, the amount of distributions it pays under its cash distribution policy and the decision to make any distribution is determined by the Navios Partners Board, taking into consideration the terms of the Navios Partners Partnership Agreement.

•

Under Section 51 of the Republic of the Marshall Islands Limited Partnership Act, Navios Partners may not make a distribution to its unitholders if the distribution would cause its liabilities to exceed the fair value of its assets.

•

Navios Partners may lack sufficient cash to pay distributions to its unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Navios Partners’ distribution policy is affected by restrictions on distributions under its credit facilities or other debt instruments. Specifically, Navios Partners’ credit facilities contain material financial tests that must be satisfied, and Navios Partners will not pay any distributions that will cause it to violate its credit facilities or other debt instruments. Should Navios Partners be unable to satisfy these restrictions included in its credit facilities or if it is otherwise in default under its credit facilities, its ability to make cash distributions to unitholders, notwithstanding its cash distribution policy, would be materially adversely affected.

•

If Navios Partners make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. Navios Partners does not anticipate that it will make any distributions from capital surplus.

Navios Partners’ ability to make distributions to its unitholders depends on the performance of its subsidiaries and their ability to distribute funds to Navios Partners. The ability of Navios Partners’ subsidiaries to make distributions to it may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Quarterly Distribution

There is no guarantee that Navios Partners will pay the quarterly distribution on the Navios Partners Common Units in any quarter. The amount of distributions paid under its policy and the decision to make any distribution is determined by the Navios Partners Board, taking into consideration the terms of the Navios Partners Partnership Agreement. Navios Partners is prohibited from making any distributions to unitholders if such distribution would cause an event of default, or an event of default exists, under its existing credit facilities.

Quarterly distributions were paid by Navios Partners through September 2015. For the quarter ended December 31, 2015, the Navios Partners Board determined to suspend payment of the quarterly distributions in order to preserve cash and improve liquidity. In March 2018, the Navios Partners Board announced a new distribution policy under which it paid quarterly cash distributions in the amount of $0.30 per unit, or $1.20 annually. In July 2020, Navios Partners amended its distribution policy under which it intends to pay quarterly cash distributions in the amount of $0.05 per unit, or $0.20 annually.

The declaration and payment of any further dividends remain subject to the discretion of the Navios Partners Board and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Navios Partners Board may deem advisable.

Incentive Distribution Rights

The following description of Navios Partners’ incentive distribution rights reflects such rights and the indicated levels are achieved, of which there can be no assurance. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Navios GP L.L.C. currently holds Navios Partners’ incentive distribution rights, but may transfer these rights, provided the transferee agrees to be bound by the terms of the Navios Partners Partnership Agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, Navios Partners’ general partner and the holder of Navios Partners’ incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders in any available cash from operating surplus Navios Partners distributes up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus Navios Partners distributes reaches the next target distribution level, if any. The percentage interests shown for the holders for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for Navios Partners’ general partner assume that the general partner maintains its 2.0% general partner interest.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

In August 2019, Navios Holdings sold the general partnership interests in Navios Partners to N Shipmanagement Acquisition Corp. and related entities, an entity affiliated with Navios Partners’ Chairman and Chief Executive Officer. The incentive distribution rights remained with Navios GP L.L.C.

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company serves as registrar and transfer agent for the Navios Partners Common Units. Navios Partners pays all fees charged by the transfer agent for transfers of the Navios Partners Common Units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of an NMM Common Unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of Navios Partners’ cash distributions. Navios Partners will indemnify the transfer agent, its agents and each of their shareholders, directors, executive officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to Navios Partners, or be removed by Navios Partners. The resignation or removal of the transfer agent will become effective upon Navios Partners’ appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, Navios Partners’ general partner may, at the direction of the Navios Partners Board, act as the transfer agent and registrar until a successor is appointed.

Transfer of Navios Partners Common Units

By transfer of Navios Partners Common Units in accordance with the Navios Partners Partnership Agreement, each transferee of Navios Partners Common Units shall be admitted as a limited partner with respect to the Navios Partners Common Units transferred when such transfer and admission is reflected in Navios Partners’ books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the Navios Partners Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the Navios Partners Partnership Agreement; and

•	gives the consents and approvals contained in the Navios Partners Partnership Agreement.

A transferee will become a substituted limited partner of Navios Partners’ partnership for the transferred Navios Partners Common Units automatically upon the recording of the transfer on Navios Partners’ books and records. Navios Partners’ general partner will cause any transfers to be recorded on Navios Partners’ books and records no less frequently than quarterly. Navios Partners may, at its discretion, treat the nominee holder of a Navios Partners Common Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Navios Partners Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in Navios Partners’ partnership for the transferred Navios Partners Common Units. Until a Navios Partners Common Unit has been transferred on its books, Navios Partners and the transfer agent may treat the recordholder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

COMPARISON OF SHAREHOLDER AND UNITHOLDER RIGHTS

As a result of the Merger, holders of Navios Acquisition Common Shares will receive Navios Partners Common Units in exchange for their Navios Acquisition Common Shares. Navios Acquisition is incorporated under the laws of the Republic of the Marshall Islands and subject to the laws of the Republic of the Marshall Islands, including the Marshall Islands Business Corporations Act (the “MIBCA”), as amended from time to time, and Navios Partners is formed under the laws of the Republic of the Marshall Islands and subject to the laws of the Republic of the Marshall Islands, including the Republic of the Marshall Islands Limited Partnership Act. The rights of holders of Navios Partners Common Units are governed by Republic of the Marshall Islands law and the Navios Partners Partnership Agreement, while the rights of holders of Navios Acquisition Common Shares are governed by Republic of the Marshall Islands law and the Amended and Restated Articles of Incorporation, as amended (the “NNA Articles”), and Amended and Restated Bylaws (the “NNA Bylaws”) of Navios Acquisition. Following the Merger, the rights of holders of Navios Acquisition Common Shares who become unitholders of Navios Partners in the Merger will be governed by the laws of the Republic of the Marshall Islands and the Navios Partners Partnership Agreement, as currently in effect and as will be in effect at the completion of the Merger.

The following is a summary comparison of material differences between the rights of holders of Navios Acquisition Common Shares and the rights of holders of Navios Partners Common Units. This summary is qualified in its entirety by reference to the full text of the Navios Partners Partnership Agreement, the full text of the NNA Articles and NNA Bylaws and the full text of the MIBCA and Republic of the Marshall Islands Limited Partnership Act.

Navios Acquisition	Navios Partners

Authorized Capital Stock / Units

Navios Acquisition is authorized to issue up to (i) 250,000,000 shares of common stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.	Navios Partners may issue additional partnership securities from time to time on such terms and conditions as the Navios Partners Board may determine without the approval of any limited partners of Navios Partners, but subject to the approval of the general partner of Navios Partners. (“Navios Partners GP”) in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on Navios Partners GP.

As of September [●], 2021, Navios Acquisition had outstanding [●] Navios Acquisition Common Shares.	As of September [●], 2021, Navios Partners had outstanding (i) [●] Navios Partners Common Units and (ii) [531,995] General Partner Unit[s] (as defined in the Navios Partners Partnership Agreement).

Navios Acquisition Common Shares are traded on the NYSE under the symbol “NNA.”	Navios Partners Common Units are traded on the NYSE under the symbol “NMM.”

The Navios Acquisition Board is authorized to establish one or more series of preferred stock and to determine, with respect to any series of Navios Acquisition preferred stock, the terms and rights of that series, including (i) the designation of the series; (ii) the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations	The Navios Partners Board is authorized to issue any class or series of partnership securities in Navios Partners and to determine the designations, preferences, rights, powers and duties of such class or series, including (i) the right to share in distributions, (ii) the rights upon dissolution and liquidation, (iii) whether, and the terms and conditions upon

or restrictions of such series; and (iii) the voting rights, if any, of the holders of the series.	which, Navios Partners may or shall be required to redeem such class or series (including sinking fund provisions), (iv) whether such class or series is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange, (v) the terms and conditions upon which the class or series will be issued, evidenced by certificates and assigned or transferred, (vi) the method for determining the percentage interest as to such class or series and (vii) the voting rights, if any, of the holders of the class or series.

Dividends

Navios Acquisition does not currently pay dividends in respect of its outstanding capital stock.	Navios Partners currently pays a quarterly distribution of $0.05 per Navios Partners Common Unit.

Dividends upon the capital stock of Navios Acquisition may be declared by the Navios Acquisition Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of Navios Acquisition. Before payment of any dividend, there may be set aside out of any funds of Navios Acquisition available for dividends such sum or sums as the Navios Acquisition Board from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of Navios Acquisition, or for such other purpose as the Navios Acquisition Board shall think conducive to the interest of Navios Acquisition.

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Operating Surplus (as defined in the Navios Partners Partnership Agreement) is distributed as follows:

(a) First, 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the $5.25, the Minimum Quarterly Distribution, for such quarter;

(b) Second, 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of $6.0375, the First Target Distribution, over the Minimum Quarterly Distribution for such quarter;

(c) Third, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 13.0% to the holders of the Navios Partners incentive distribution rights, pro rata, and (iii) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (c), until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of $6.5625, the Second Target Distribution, over the First Target Distribution for such quarter;

(d) Fourth, (i) to Navios Partners GP in accordance with its ownership percentage, (ii) 23.0% to the holders of the Navios Partners incentive distribution rights, pro rata and (iii) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (i) and (ii) of this clause (d), until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the excess of $7.875, the Third Target Distribution, over the Second Target Distribution for such quarter; and

(e) Thereafter, (i) to Navios Partners GP in accordance with its ownership percentage; (ii) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata; and (iii) to all holders of Navios Partners Common Units, a percentage equal to 100% less the sum of the percentages applicable to subclauses (i) and (ii) of this clause (e); provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero, the distribution will be made solely in accordance with this clause (e).

Cash available for distribution, as determined by the Navios Partners Board with respect to any quarter, that is deemed to be Capital Surplus (as defined in the Navios Partners Partnership Agreement) shall be distributed as follows: 100% to Navios Partners GP and all holders of Navios Partners Common Units in accordance with their respective ownership percentage, until a hypothetical holder of a Navios Partners Common Unit acquired on the Closing Date (as defined in the Navios Partners Partnership Agreement) has received with respect to such Navios Partners Common Unit, during the period since the Closing Date through such date, distributions that are deemed to be Capital Surplus in an aggregate amount equal to the initial Navios Partners Common Unit price. Thereafter, all cash available for distribution shall be distributed as if it were Operating Surplus and shall be distributed in accordance with the foregoing.

Voting Rights

If a quorum is present, and unless otherwise required by law, any question (other than the election of directors) brought before any meeting of shareholders is decided by the vote of the holders of a majority of the shares represented and entitled to vote thereat.	The Navios Partners Partnership Agreement provides that if a quorum is present, the act of limited partners holding outstanding units that in the aggregate represent a majority of the outstanding units entitled to vote and represented in person or by proxy at such

The holders of Navios Acquisition Common Shares are entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such shareholder, unless otherwise provided by the NNA Articles.

meeting shall be deemed to constitute the act of all limited partners, unless a greater or different percentage is required with respect to such action under the provisions of the Navios Partners Partnership Agreement. The holders of the outstanding Navios Partners Common Units are entitled to one vote for each Navios Partners Common Unit held by a limited partner, except as provided in the Navios Partners Partnership Agreement.

Management; Board of Directors

The NNA Bylaws provide that the business and affairs of the Navios Acquisition are to be managed by or under the direction of the Navios Acquisition Board, except as may be otherwise provided by law or in the Articles of Incorporation of Navios Acquisition.

The number of directors of Navios Acquisition which constitute the Navios Acquisition Board may not be less than 1 nor more than 9. The Navios Acquisition Board currently has 8 members, four of whom are independent directors.

The Navios Partners Partnership Agreement provides that the management powers over the business and affairs of Navios Partners are vested exclusively in the Navios Partners Board, except as set forth in the Navios Partners Partnership Agreement. Thus, except as expressly provided in the Navios Partners Partnership Agreement, the business and affairs of Navios Partners are managed by or under the direction of the Navios Partners Board.

The Navios Partners Partnership Agreement provides that the Navios Partners Board is to consist of, and the Navios Partners Board currently consists of, seven directors, four of whom are elected by the holders of the Navios Partners Common Units (the “elected directors”) and three of whom are appointed by the Navios Partners GP (“appointed directors”). The elected directors, all of whom are currently independent directors, are divided into three classes serving staggered three-year terms.

Elected directors are elected by a plurality of the votes of the outstanding Navios Partners Common Units present in person or represented by proxy at a Navios Partners’ annual meeting.

The Navios Acquisition Board is divided into three classes serving three staggered terms.

At all meetings of shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Each director shall hold office until the next annual meeting at which his or her class stands for election or until such director’s earlier resignation, removal from office, death or incapacity.

Each elected director holds office until the next annual meeting at which his or her class stands for election or until such director’s earlier resignation, removal from office, death or incapacity.

Each appointed director shall hold office until his or her successor is duly appointed by Navios Partners GP and qualified or until his or her earlier death, resignation or removal.

The entire Navios Acquisition Board or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote in an election of directors.	Any and all of the elected directors may be removed at any time, with cause, only by the affirmative vote of a majority of the other members of the Navios Partners Board or at a properly called meeting of the limited partners only by the affirmative vote of the holders of a majority of the outstanding Navios Partners Common Units.

Any and all of the elected directors may be removed at any time, with cause, only by the affirmative vote of a majority of the other members of the Navios Partners Board or at a properly called meeting of the limited partners only by the affirmative vote of the holders of a majority of the outstanding Navios Partners Common Units.

Quorum and Action by the Board of Directors

At all meetings of the Navios Acquisition Board or any committee thereof, a majority of the entire Navios Acquisition Board or such committee, as the case may be, shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Navios Acquisition Board or any committee thereof.	A majority of the number of members of the Navios Partners Board or any committee thereof then in office shall constitute a quorum for the transaction of business at any meeting of the Navios Partners Board or such committee thereof, and the act of a majority of the members of the Navios Partners Board present at a meeting at which a quorum is present shall be the act of the Navios Partners Board.

Director and Officer and General Partner Limitation on Liability and Indemnification

The NNA Bylaws provide that no Navios Acquisition director or officer shall be personally liable to Navios Acquisition or to any shareholder for monetary damages for breach of fiduciary duty as a director or officer, provided that this provision shall not limit the liability of a director or officer (i) for any breach of the director’s or the officer’s duty of loyalty to Navios Acquisition or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (iii) for any transaction from which the director or officer derived an improper personal benefit.	The Navios Partners Partnership Agreement provides no general partner, director and officer shall be liable for monetary damages to Navios Partners or any the limited partners o for losses sustained or liabilities incurred as a result of any act or omission of such person unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

The NNA Bylaws provide that Navios Acquisition shall indemnify any director or officer of Navios Acquisition if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Navios Acquisition, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	The Navios Partners Partnership Agreement provides that to the fullest extent permitted by law but subject to the limitations expressly provided in the Navios Partners Partnership Agreement, any general partner, director and officer shall be indemnified and held harmless by Navios Partners unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which indemnification is sought, such person acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the such conduct was unlawful.

Navios Acquisition shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Navios Acquisition, or is or was serving at the request of Navios Acquisition as a director, officer, employee or agent of	Navios Partners may purchase and maintain (or reimburse Navios Partners GP or its affiliates for the costs of) insurance, on behalf of the Navios Partners Board and Navios Partners GP, its affiliates and such other persons as the Navios Partners Board shall

another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not Navios Acquisition would have the power to indemnify him against such liability.	determine, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with Navios Partners’ activities or such person’s activities on behalf of Navios Partners, regardless of whether Navios Partners would have the power to indemnify such person against such liability under the provisions of the Navios Partners Partnership Agreement or law.

Shareholder / Unitholder Meetings

Annual Meetings. The NNA Bylaws provide that the annual meeting of shareholders shall be held on such date and at such time as may be fixed by the Navios Acquisition Board and stated in the notice of the meeting for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with the NNA Bylaws. Written notice of an annual meeting stating the place, date and hour of the meeting shall be given to each shareholder entitled to vote at such meeting not less than 15 nor more than 60 days before the date of the annual meeting.	Annual Meetings. The Navios Partners Partnership Agreement provides that an annual meeting of limited partners shall be held to elect directors to the Navios Partners Board.

Special Meetings. The NNA Bylaws provide that special meetings of the shareholders, unless otherwise prescribed by statute or by the NNA Articles, may only be called by a majority of the entire Navios Acquisition Board, or the Chief Executive Officer or the Chairman of Navios Acquisition, and shall be called by the Secretary of Navios Acquisition at the request in writing of shareholders owning a majority in amount of the entire capital stock of Navios Acquisition issued and outstanding and entitled to vote.

Unless otherwise provided by law, written notice of a special meeting of shareholders, stating the time, place and purpose or purposes thereof, shall be given to each shareholder entitled to vote at such meeting, not less than 15 or more than 60 days before the date fixed for the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Special Meetings. The Navios Partners Partnership Agreement provides that special meetings of the limited partners may be called by Navios Partners GP, the Navios Partners Board or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Limited partners shall call a special meeting by delivering to the Navios Partners Board one or more requests in writing stating that the signing limited partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the unitholders pursuant to the Navios Partners Partnership Agreement.

A meeting shall be held at a time and place determined by the Navios Partners Board on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited partners shall not vote on matters that would cause the limited partners to be deemed to be taking part in the management and control of the business and affairs of Navios Partners so as to jeopardize the limited partners’ limited liability under the Republic of the Marshall Islands Limited Partnership Act or the law of any other jurisdiction in which Navios Partners is qualified to do business.

Quorum of Shareholders / Unitholders

The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by the MIBCA or by NNA Articles.	The holders of 33% of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by Navios Partners GP) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by holders of a greater percentage of such units, in which case the quorum shall be such greater percentage.

Shareholder / Unitholder Proposals and Nominations

Nominations of persons for election to the Navios Acquisition Board at a meeting of shareholders may be made at such meeting by or at the direction of the Navios Acquisition Board, by any committee or persons appointed by the Navios Acquisition Board or by any shareholder of Navios Acquisition entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the NNA Bylaws. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of Navios Acquisition not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.	Any limited partner or group of limited partners that beneficially owns 10% or more of the outstanding Navios Partners Common Units shall be entitled to nominate one or more individuals to stand for election as elected directors at an annual meeting by providing written notice thereof to the Navios Partners Board not more than 120 days and not less than 90 days prior to the date of such annual meeting. In the event the date of the annual meeting was not publicly announced by Navios Partners by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Navios Partners Board not later than the close of business on the tenth day following the date on which the date of the annual meeting was announced.

Shareholder / Unitholder Action Without a Meeting

Unless otherwise provided by the NNA Articles, any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of outstanding shares entitled to vote thereon.	If authorized by the Navios Partners Board, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding units (including units deemed owned by Navios Partners GP) that would be necessary to authorize or take such action at a meeting at which all the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such national securities exchange shall govern).

Amendments of Governing Instruments

Amendment of Bylaws. Bylaws may be adopted, amended or repealed by the shareholders entitled to vote thereon at any regular or special meeting or by the Navios Acquisition Board. The fact that such power has been so conferred upon the Navios Acquisition Board shall not divest the shareholders of the power nor limit their power to adopt, amend or repeal Bylaws.

Amendment of the Navios Partners Partnership Agreement

1.  Amendments by the Navios Partners Board. The Navios Partners Board, without the approval of any limited partner or Navios Partners GP, may amend any provision of the Navios Partners Partnership Agreement to reflect:

(a)   a change in the name of Navios Partners, the location of the principal place of business of Navios Partners, the registered agent of Navios Partners or the registered office of Navios Partners;

(b)   admission, substitution, withdrawal or removal of partners in accordance with the agreement;

(c)   a change that the Navios Partners Board determines to be necessary or appropriate to qualify or continue the qualification of Navios Partners as a limited partnership or a partnership in which the limited partners have limited liability under the laws of The Republic of the Marshall Islands;

(d)   a change that the Navios Partners Board determines (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority (including the Republic of the Marshall Islands Limited Partnership Act) or (B) facilitate the trading of the units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Navios Partners Board pursuant to provisions relating to splits and combinations or (iv) is required to effect the intent expressed in the Navios Partners Registration Statement on Form F-1 or the intent of the provisions of the agreement or is otherwise contemplated by the Navios Partners Partnership Agreement;

(e)   a change in the fiscal year or taxable year of Navios Partners and any other changes that the Navios Partners Board determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Navios Partners including, if the Navios Partners Board shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by Navios Partners;

(f)   an amendment that is necessary, in the opinion of counsel, to prevent Navios Partners, the members of the Navios Partners Board, or Navios Partners GP or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)   an amendment that the Navios Partners Board, and if required by the Navios Partners Partnership Agreement, Navios Partners GP, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Navios Partners’ securities;

(h)   any amendment expressly permitted in the Navios Partners Partnership Agreement to be made by the Navios Partners Board acting alone;

(i) an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the Navios Partners Partnership Agreement;

(j) an amendment that the Navios Partners Board determines to be necessary or appropriate to reflect and account for the formation by Navios Partners of, or investment by Navios Partners in, any corporation, partnership, joint venture, limited liability company or other person, in connection with the conduct by Navios Partners of permitted activities;

(k)   a conversion, merger or conveyance pursuant to the terms of the Navios Partners Partnership Agreement; or

(l) any other amendments substantially similar to the foregoing.

2.  Amendments requiring approval of the Navios Partners Board and the holders of Navios Partners Common Units. Amendments to the Navios Partners Partnership Agreement may be proposed only by, or with the written consent of, the Navios Partners Board. A proposed amendment shall be effective upon its approval by the Navios Partners Board and the holders of a majority of the outstanding units of Navios Partners, unless a greater or different percentage is required under the Navios Partners Partnership Agreement or by the Republic of the Marshall Islands Limited Partnership Act. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units shall be set forth in a writing that contains the text of the proposed amendment.

3.  Other Amendments.

(a)   No provision of the Navios Partners Partnership Agreement that establishes a percentage of outstanding units (including units deemed owned by Navios Partners GP or its affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

(b)   No amendment to the Navios Partners Partnership Agreement may (i) enlarge the obligations of any limited partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to clause (c) below, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, Navios Partner GP or any of its affiliates without its consent, which consent may be given or withheld at Navios Partners GP’s option, (iii) change Section 12.1(a) of the Navios Partners Partnership Agreement, or (iv) change the term of Navios Partners or, except as set forth in Section 12.1(a) of the Navios Partners Partnership Agreement, give any person the right to dissolve Navios Partners.

(c)   Except the limited partner approval required in the cases of mergers and consolidation, and without limitation of the Navios Partners Board’s authority to adopt amendments to the Navios Partners Partnership Agreement without the approval of any limited partners, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected.

(d)   Notwithstanding any other provision of the Navios Partners Partnership Agreement, except as provided for in the agreement, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless Navios Partners obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Preemptive Rights

Holders of Navios Acquisition shares do not have preferential or preemptive rights to subscribe to any of Navios Acquisition’s shares or securities convertible or exchangeable into such shares.	No person shall have any preemptive, preferential or other similar right with respect to the issuance of any security of Navios Partners, whether unissued, held in the treasury or hereafter created. Navios Partners GP shall have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase any security of Navios Partners from Navios Partners whenever, and on the same terms that, Navios Partners issues such security of Navios Partners to persons other than Navios Partners GP and its affiliates, to the extent necessary to maintain the percentage interests of Navios Partners GP and its affiliates equal to that which existed immediately prior to the issuance of such security of Navios Partners.

Derivative Actions

Under the MIBCA, any Navios Acquisition shareholder may bring an action in Navios Acquisition’s name to procure a judgment in Navios Acquisition’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Navios Acquisition Common Shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.	Under the Republic of the Marshall Islands Limited Partnership Act, any partner of Navios Partners may bring an action in Navios Partners’ name to procure a judgment in Navios Partners’ favor, also known as a derivative action, provided that the partner bringing the action is a partner of Navios Partners both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Liquidation

In the event of a liquidation, dissolution or winding up of Navios Acquisition, all property and all cash in excess of that required to discharge liabilities of Navios Acquisition shall be distributed to the holders of Navios Acquisition Common Stock on a pro rata basis.

In the event of a liquidation, dissolution or winding up of Navios Partners, all property and all cash in excess of that required to discharge liabilities of Navios Partners as provided in the Navios Partners Partnership Agreement shall be distributed as follows:

(i) If the average of the daily closing prices for the 20 consecutive trading days of the Navios Partners Common Units (the “Current Market Price”) as of the date three trading days prior to the announcement of the proposed liquidation exceeds the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to such Current Market Price of a Navios Partners Common Unit; and

(b) Thereafter (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata; and (z) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(b).

(ii) If the Current Market Price of the Navios Partners Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the initial unit price, minus all distributions received in respect of such unit:

(a) First, (x) to Navios Partners GP in accordance with its ownership percentage and (y) to all the holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less Navios Partners GP’s ownership percentage, until there has been distributed in respect of each Navios Partners Common Unit then outstanding an amount equal to the initial unit price, minus all distributions received in respect of such unit; and

(b) Thereafter, (x) to Navios Partners GP in accordance with its ownership percentage; (y) 48.0% to the holders of the Navios Partners incentive distribution rights, pro rata and (z) to all holders of Navios Partners Common Units, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(b).

ENFORCEABILITY OF NAVIOS PARTNERS CIVIL LIABILITIES AND INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Navios Partners is organized under the laws of the Republic of the Marshall Islands as a limited partnership. Navios Partners’ general partner is organized under the laws of the Republic of the Marshall Islands as a limited liability company. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of Navios Partners’ directors and the directors and officers of Navios Partners’ general partner and those of Navios Partners’ subsidiaries are residents of countries other than the United States. Substantially all of Navios Partners’ and its subsidiaries’ assets and a substantial portion of the assets of Navios Partners’ directors and the directors and officers of Navios Partners’ general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon Navios Partners, its directors, its general partner, its subsidiaries or the directors and officers of its general partner or to realize against Navios Partners or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, Navios Partners has expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and Navios Partners has appointed the Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, to accept service of process on its behalf in any such action.

Reeder & Simpson P.C., Navios Partners’ counsel as to Republic of the Marshall Islands law, has advised Navios Partners that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (1) recognize or enforce against Navios Partners, its general partner or its general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against Navios Partners, its directors, its general partner or its general partner’s directors and officers in original actions brought in the Republic of the Marshall Islands, based on these laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Navios Partners pursuant to the foregoing provisions, Navios Partners has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Navios Partners has obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not Navios Partners would have the power to indemnify such person.

LEGAL MATTERS

The validity of the Navios Partners Common Units offered hereby and other matters relating to Republic of the Marshall Islands and U.S. law will be passed upon for Navios Partners by Reeder & Simpson P.C., counsel to Navios Partners.

EXPERTS

The financial statements of Navios Martitime Partners L.P. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F of Navios Maritime Partners L.P. for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Navios Maritime Acquisition Corporation at December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in Navios Maritime Acquisition Corporation’s Annual Report (Form 20-F) for the year ended December 31, 2020 and the effectiveness of Navios Maritime Acquisition Corporation’s internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about Navios Maritime Acquisition Corporation’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements), incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Maroussi, Greece.

The financial statements of Navios Maritime Acquisition Corporation for the year ended December 31, 2018 incorporated in this Prospectus by reference to the Annual Report on Form 20-F of Navios Maritime Acquisition Corporation for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Navios Maritime Containers LP at December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 appearing in Navios Maritime Partners LP’s Annual Report (Form 20-F) for the year ended December 31, 2020 have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein in Exhibit 15.3, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

In April 2021, the audit committee of Navios Maritime Partners LP engaged Ernst & Young (Hellas) Certified Auditors Accountants S.A. in Athens, Greece as Navios Maritime Partners LP’s independent registered public accounting firm for the fiscal year ending December 31, 2021. Please refer to the relevant disclosure reported under the heading “Change in Registrant’s Certifying Accountant” of Navios Maritime Partners LP’s Report on Form 6-K, dated May 18, 2021, filed with the SEC on May 18, 2021 and to the accompanying Exhibit 16.1 of such Report on Form 6-K incorporated herein by reference.

WHERE YOU CAN FIND MORE INFORMATION

Each of Navios Partners and Navios Acquisition files annual reports with, and furnishes other reports and information to, the SEC. The SEC maintains an internet website at http://www.sec.gov that contains the reports and other information Navios Partners and Navios Acquisition electronically file with or furnish to the SEC. The information that Navios Partners and Navios Acquisition file with or furnish to the SEC are available for inspection on the SEC’s website free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address of the SEC’s website is provided solely for the information of shareholders and is not intended to be an active link. Please visit the website or call the SEC at 1-800-SEC-0330 for further information. Navios Partners Common Units are listed on the NYSE under the trading symbol “NMM.” Navios Acquisition Common Shares are listed on the NYSE under the trading symbol “NNA.”

Navios Partners has filed with the SEC a registration statement on Form F-4 under the Securities Act. This proxy statement/prospectus forms a part of the registration statement, as permitted by SEC rules and regulations. The registration statement registers the Navios Partners Common Units to be issued to holders of Navios Acquisition Common Shares (other than Excluded Shares) in connection with the Merger. The registration statement, including the attached exhibits, contains additional relevant information about Navios Partners and Navios Partners Common Units. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by Navios Partners and the exhibits to the registration statement, and the statements in this proxy statement/prospectus about the contents of any contracts or other documents Navios Partners has filed as an exhibit are not necessarily complete. You should refer to the copy of each contract or other document Navios Partners has filed or incorporated by reference as an exhibit to the registration statement for complete information.

Navios Partners is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant securityholders under Section 16 of the Exchange Act. Navios Partners files annual reports on Form 20-F with the SEC and also furnishes reports on Form 6-K to the SEC.

Information Incorporated by Reference

The SEC allows Navios Partners and Navios Acquisition to “incorporate by reference” into this proxy statement/prospectus information that Navios Partners and Navios Acquisition, respectively, files with the SEC. This means that Navios Partners and Navios Acquisition can disclose important information to you without actually including the specific information in this proxy statement/prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this proxy statement/prospectus. Information that Navios Partners and Navios Acquisition later provides to the SEC prior to the date of the Special Meeting, as it may be adjourned, and which is deemed to be “filed” with the SEC, will also be considered to be part of this proxy statement/prospectus and will automatically update and supersede previously filed information, including information contained in this document.

Navios Partners incorporates by reference into this proxy statement/prospectus the documents listed below:

•	Navios Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021;

•

Navios Partners’ reports on Form 6-K filed with the SEC on January 4, 2021, March 24, 2021, April  1, 2021, April 9, 2021, May  18, 2021, May 21, 2021, August  26, 2021 (at 4:31 P.M. Eastern time) and August 26, 2021 (at 4:46 P.M. Eastern time); and

•

The description of the Navios Partners Common Units contained in Navios Partners’ Registration Statement on Form 8-A, filed with the SEC on November 7, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

Navios Acquisition incorporates by reference into this proxy statement/prospectus the documents listed below:

•	Navios Acquisition’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 28, 2021;

•	Navios Acquisition’s reports on Form 6-K, filed with the SEC on June 14, 2021, August 26, 2021 (at 16:08 P.M. Eastern time), and August 26, 2021 (at 4:18 P.M. Eastern time); and

•

The description of the Navios Acquisition Common Shares contained in Navios Acquisition’s Registration Statement on Form 8-A, filed with the SEC on June 19, 2008, and including any subsequent amendments or reports filed for the purpose of updating such description.

Navios Partners and Navios Acquisition are also incorporating by reference any document that is filed by Navios Partners or Navios Acquisition after the date of the filing of the initial registration statement of which this proxy statement/prospectus forms a part and prior to the effectiveness of that registration statement, any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, all subsequent annual reports on Form 20-F that they file with the SEC and certain reports on Form 6-K that they furnish to the SEC after the date of this proxy statement/prospectus (if they state that they are incorporated by reference into the registration statement of which this proxy statement/prospectus forms a part) until prior to the date of the Special Meeting, as it may be adjourned. In all cases, you should rely on the later information over different information included in this proxy statement/prospectus or any prospectus supplement.

Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this proxy statement/prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You should rely only on the information incorporated by reference or provided in this proxy statement/prospectus or any prospectus supplement. Navios Partners and Navios Acquisition have not authorized anyone else to provide you with any information. Navios Partners and Navios Acquisition are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

You may request a free copy of the above-mentioned filings or any subsequent filing Navios Partners incorporates by reference to this proxy statement/prospectus by writing or telephoning Navios Partners at the following address:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Partners L.P.

7, Avenue de Grande Bretagne, Office 11B2

Monte Carlo MC 98000 Monaco

(011) + (377) 9798-2140

You may request a free copy of the above-mentioned filings or any subsequent filing Navios Acquisition incorporates by reference to this proxy statement/prospectus by writing or telephoning Navios Acquisition at the following address:

Vasiliki (Villy) Papaefthymiou

Secretary

Navios Maritime Acquisition Corporation

Strathvale House, 90 N Church Street

Grand Cayman

KY1-1104 Cayman Islands

+1 345 232 3066

If you would like to request documents, please do so by [●], 2021 (which is [●] business days before the date of the Special Meeting) in order to receive them before the Special Meeting.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

August 25, 2021

by and among

NAVIOS MARITIME PARTNERS L.P.,

NAVIOS ACQUISITION MERGER SUB. INC.

and

NAVIOS MARITIME ACQUISITION CORP.

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 25, 2021 (the “Execution Date”), is entered into by and among Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“Parent”), Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Navios Maritime Acquisition Corp., a Republic of the Marshall Islands corporation (“NNA”).

WITNESSETH:

WHEREAS, Parent desires to purchase from NNA, and NNA desires to issue and sell to Parent, simultaneously, or substantially simultaneously, herewith, 44,117,647 newly issued shares of NNA Common Stock at a price of $3.40 per share in cash and $150,000,000 in the aggregate in a private transaction exempt from registration under Section 4(a)(2) of the Securities Act (the “NNA Equity Issuance”);

WHEREAS, simultaneously, or substantially simultaneously, herewith, NNA and/or certain of its Subsidiaries are entering into Loan Agreements with certain lenders (together, the “Loan Agreement”) pursuant to which NNA and its Subsidiaries are borrowing from such lenders up to $291,385,000, in the aggregate (the “NNA Debt Financing”);

WHEREAS, simultaneously, or substantially simultaneously, herewith, NNA is canceling all of the NNA Notes owned by NNA and is using net proceeds of the NNA Equity Issuance and the NNA Debt Financing to satisfy and discharge in full the NNA Notes Indenture;

WHEREAS, at a meeting duly called and held, the NNA Special Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of NNA and the Holders of NNA Public Stock, (b) approved this Agreement and the Transactions, (c) resolved to recommend to the NNA Board the approval of this Agreement and the consummation of the Transactions (such recommendation, the “NNA Special Committee Recommendation”), and (d) resolved to recommend, and to direct the NNA Board to recommend, the approval of this Agreement and the Merger, by the Holders of shares of NNA Common Stock;

WHEREAS, at a meeting duly called and held, upon the receipt of the recommendation of the NNA Special Committee, the NNA Board, by unanimous vote, (a) determined that this Agreement and the Transactions are in the best interests of NNA and the Holders of NNA Public Stock, (b) approved this Agreement and the Transactions and (c) directed that this Agreement be submitted to a vote of the Holders of shares of NNA Common Stock at the NNA Stockholders Meeting and recommended the approval of this Agreement and the Merger by the Holders of shares of NNA Common Stock (such recommendation, the “NNA Board Recommendation”);

WHEREAS, at a meeting duly called and held, the Parent Conflicts Committee, by unanimous vote, (a) determined that this Agreement and the Transactions are in the best interests of Parent and the Holders of common units of Parent (“Parent Common Units”) (excluding the general partner of Parent and its Affiliates), and (b) granted a Special Approval (as defined in the Parent Partnership Agreement) of this Agreement and the Transactions;

WHEREAS, at a meeting duly called and held, the Board of Directors of Parent, by unanimous vote, (a) determined that this Agreement and the Transactions are in the best interests of Parent and the Holders of the Parent Common Units, and (b) approved and declared advisable this Agreement and the Transactions to which the Parent Parties are party, including issuance of Parent Common Units in connection with the Merger (the “Parent Equity Issuance”);

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WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement and approved the execution, delivery and performance of this Agreement and the Merger on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger (either alone or together with Second Merger, if applicable) qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code not cause Parent to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of NNA Common Stock that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Parent immediately following the Merger) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1 Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations under the Securities Act, unless otherwise expressly stated herein; provided, however, that prior to the Closing (i) with respect to the Parent Group Entities, the term “Affiliate” shall exclude each of the NNA Group Entities, and (ii) with respect to the NNA Group Entities, the term “Affiliate” shall exclude each of the Parent Group Entities.

“Agreement” has the meaning set forth in the Preamble.

“Amended NNA Articles of Incorporation” means the Amended and Restated Articles of Incorporation of NNA, as amended, supplemented or restated from time to time.

“Book-Entry NNA Common Stock” has the meaning set forth in Section 2.2(c)(ii).

“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“D&O Insurance” has the meaning set forth in Section 5.9(b).

“Effective Time” has the meaning set forth in Section 2.2(b).

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“Equity Issuance Shares” has the meaning set forth in Section 2.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Exchange Fund” has the meaning set forth in Section 2.3(a).

“Exchange Ratio” has the meaning set forth in Section 2.2(c)(i).

“Execution Date” has the meaning set forth in the Preamble.

“GAAP” has the meaning set forth in Section 1.2.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person.

“Governmental Entity” means any federal, state, tribal, provincial, municipal, foreign or other government, governmental court, department, commission, board, bureau, regulatory or administrative agency or instrumentality.

“Holders” means, when used with reference to the Parent Common Units or the NNA Common Stock, the holders of such units of stock, as applicable, shown from time to time in the registers maintained by or on behalf of Parent or NNA, respectively.

“Indenture Co-Issuers” has the meaning set forth in the definition of “NNA Notes Indenture.”

“Intended Tax Treatment” has the meaning set forth in the Preamble.

“Latest NNA Quarter 6-K” has the meaning set forth in Section 3.6(a).

“Latest Parent Quarter 6-K” has the meaning set forth in Section 4.6(a).

“Laws” means all statutes, regulations, codes, tariffs, ordinances, decisions, administrative interpretations, writs, injunctions, stipulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE).

“Letter of Transmittal” has the meaning set forth in Section 2.3(b).

“Liens” means any mortgage, restriction (including restrictions on transfer), deed of trust, lien, security interest, preemptive right, option, right of first offer or refusal, lease or sublease, claim, pledge, conditional sales contract, charge, encroachment or encumbrance.

“Marshall Islands Business Corporations Act” means the Business Corporation Act of the Associations Law of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger” means the merger of Merger Sub with and into NNA, with NNA as the sole surviving entity.

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“Merger Consideration” has the meaning set forth in Section 2.2(c)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Tax Opinion” has the meaning set forth in Section 5.8.

“Newco” has the meaning set forth in Section 5.8(b).

“NNA” has the meaning set forth in the Preamble.

“NNA 20-F” has the meaning set forth in Section 3.6(a).

“NNA Adverse Recommendation Change” has the meaning set forth in Section 5.3(a).

“NNA Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of NNA and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of NNA’s consolidated assets or to which 20% or more of NNA’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 of the Exchange Act) of 20% or more of the outstanding equity securities of NNA, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding equity securities of NNA or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving NNA which is structured to permit such Person or group to acquire beneficial ownership of 20% or more of the corporation’s consolidated assets or outstanding equity interests; in each case, other than the transactions contemplated by this Agreement.

“NNA Board” means the Board of Directors of NNA.

“NNA Board Recommendation” has the meaning set forth in the Preamble.

“NNA Certificate” has the meaning set forth in Section 2.2(c)(ii).

“NNA Changed Circumstance” means a material event, circumstance, effect, condition, change or development, in each case that arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known to or reasonably foreseeable by the NNA Special Committee and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by (or to be refrained from being taken by) NNA pursuant to this Agreement; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an NNA Changed Circumstance: (i) any event, fact, development or occurrence that involves or relates to an NNA Alternative Proposal or any inquiry or communications or matters relating thereto, (ii) any change in the price, or change in trading volume, of the shares of NNA Common Stock, (iii) the fact that NNA meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the exception in this clause (iii) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an NNA Changed Circumstance has occurred), (iv) the NNA Equity Issuance, the NNA Debt Financing, the Working Capital Revolving Loan Facility, the NNA Notes Cancellation and Discharge or the NSH Loan Amendment, or (v) any change in the price, or change in trading volume, of the Parent Common Units.

“NNA Common Stock” means the Common Stock, par value $0.0001 per share, of NNA.

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“NNA D&O Indemnified Parties” means (a) any Person (together with such Person’s heirs, executors and administrators) who is or was, or at any time prior to the Effective Time becomes, an officer or director of any NNA Group Entity and (b) any Person (together with such Person’s heirs, executors and administrators) who is or was serving, or at any time prior to the Effective Time serves, at the request of any NNA Group Entity as an officer, director, member, partner, agent, fiduciary or trustee of another Person; provided that a Person shall not be an NNA D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

“NNA Debt Financing” has the meaning set forth in the Preamble.

“NNA Equity Issuance” has the meaning set forth in the Preamble.

“NNA Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by the NNA Group Entities in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.

“NNA Fairness Opinion” has the meaning set forth in Section 3.16.

“NNA Financial Statements” has the meaning set forth in Section 3.6(a).

“NNA Group Entities” means NNA and the NNA Subsidiaries.

“NNA Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the NNA Group Entities, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been an NNA Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the NNA Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to NNA or any of the NNA Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) NNA taking any action required or contemplated by this Agreement, (g) any change in the market price or trading volume of the shares of NNA Common Stock (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NNA Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NNA Material Adverse Effect) (h) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (i) any failure of NNA to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of NNA Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an NNA Material Adverse Effect); provided that, in the case of clauses (a), (b), (c), (e) and (h) the adverse impact on the NNA Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of NNA to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

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“NNA Material Contract” has the meaning set forth in Section 3.11(a).

“NNA Notes” means the 8.125% First Priority Ship Mortgage Notes due 2021 issued by Indenture Co-Issuers pursuant to the NNA Notes Indenture.

“NNA Notes Cancellation and Discharge” means (i) the delivery by NNA and its Subsidiaries of all of the NNA Notes held by the foregoing for cancellation as provided for in Section 2.11 of the NNA Notes Indenture and (ii) the satisfaction and discharge by the Indenture Co-Issuers of their obligations under the NNA Notes and the NNA Notes Indenture and the obligations of the Guarantors under the Note Guarantees (each as defined in the NNA Notes Indenture) and the NNA Notes Indenture pursuant to Article Eight of the NNA Notes Indenture and the termination and release of the Security Interests (as defined in the NNA Notes Indenture) pursuant to Section 11.11 of the NNA Notes Indenture by NNA irrevocably depositing with the trustee under the NNA Notes Indenture as trust funds in trust for the benefit of the holders of such NNA Notes an amount of cash sufficient to pay and discharge the entire indebtedness on the NNA Notes not delivered to the trustee for cancellation for principal, premium and accrued interest, if any, thereunder to the Redemption Date (as defined in the NNA Notes Indenture) in respect of a redemption of the outstanding NNA Notes and the Indenture Co-Issuers delivering, or causing to be delivered, to the trustee under the NNA Notes Indenture all necessary Officer’s Certificates and Opinion of Counsel (both as defined in the NNA Notes Indenture) to effect the foregoing.

“NNA Notes Indenture” means the Indenture, dated as of November 13, 2013, among NNA and Navios Acquisition Finance (US) Inc., a wholly owned Subsidiary of NNA (together, the “Indenture Co-Issuers”), each of the guarantors thereunder and the trustee and collateral trustee thereunder, as such indenture shall have been supplemented from time to time.

“NNA Proxy Statement” has the meaning set forth in Section 5.1(a).

“NNA Public Stock” means the outstanding shares of NNA Common Stock, other than the shares of NNA Common Stock held directly or indirectly by the Parent Group Entities (including the shares of NNA Common Stock issued to Parent in connection with the NNA Equity Issuance), by the NNA Group Entities or by NSH or any of its Affiliates (including the shares of NNA Common Stock issued to NSH in connection with the NSH Equity Issuance).

“NNA Recommendation Change Notice” has the meaning set forth in Section 5.3(d)(ii)(A).

“NNA Recommendation Change Notice Period” has the meaning set forth in Section 5.3(d)(ii)(B).

“NNA SEC Reports” has the meaning set forth in Section 3.5(a).

“NNA Special Committee” means the special committee consisting of independent directors of the NNA Board.

“NNA Special Committee Recommendation” has the meaning set forth in the Preamble.

“NNA Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by NNA.

“NNA Superior Proposal” means a bona fide unsolicited written NNA Alternative Proposal (except that references to “20%” within the definition of “NNA Alternative Proposal” shall be replaced by “50%”), obtained after the date of this Agreement and not in breach of Section 5.3 (other than an immaterial breach), which is on terms and conditions which the NNA Special Committee determines in good faith to be (i) reasonably capable of being consummated in accordance with its terms, taking into account legal, regulatory, financial, financing and timing aspects of the proposal, and (ii) if consummated, more favorable to the Holders of shares of NNA Common Stock (in their capacity as Holders of shares of NNA Common Stock) from a financial point of view

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than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

“NNA Superior Proposal Notice” has the meaning set forth in Section 5.3(d)(i)(C).

“NNA Superior Proposal Notice Period” has the meaning set forth in Section 5.3(d)(i)(D).

“NNA Stockholders Approval” has the meaning set forth in Section 3.3(c).

“NNA Stockholders Meeting” has the meaning set forth in Section 5.1(c).

“Notice” has the meaning set forth in Section 8.1.

“NSH” means Navios Shipmanagement Holdings Corporation.

“NSH Equity Issuance” means the issuance of 8,823,529 shares of NNA Common Stock to NSH pursuant to the NSH Loan Amendment.

“NSH Loan Amendment” means the Amendment No. 1 to the Loan Agreement, dated March 19, 2021, between NNA and NSH being entered into simultaneously herewith.

“NYSE” means the New York Stock Exchange.

“Orders” has the meaning set forth in Section 3.7(a).

“Outside Date” has the meaning set forth in Section 7.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent 20-F” has the meaning set forth in Section 4.6(a).

“Parent Board” means the Board of Directors of Parent.

“Parent Common Units” has the meaning set forth in the Recitals.

“Parent Conflicts Committee” means the Conflicts Committee (as defined in the Parent Limited Partnership Agreement) of the Parent Board.

“Parent Equity Issuance” has the meaning set forth in the Recitals.

“Parent Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any Parent Group Entities or the general partner of Parent in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of $1,000,000.

“Parent Financial Statements” has the meaning set forth in Section 4.6(a).

“Parent Group Entities” means the Parent and the Parent Subsidiaries (excluding the NNA Group Entities).

“Parent Common Units” has the meaning set forth in the Recitals.

“Parent Incentive Distribution Rights” means the “Incentive Distribution Rights,” as defined in the Parent Partnership Agreement.

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“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Parent Group Entities (including their ownership of shares of NNA Common Stock), taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Parent Material Adverse Effect: (a) changes, effects, events or occurrences affecting the markets or geographic locations in which the Parent Group Entities operate, (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to Parent or any of the Parent Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) the Parent Parties taking any action required or contemplated by this Agreement, (g) changes, effects, events or occurrences at any NNA Group Entity, (h) any change in the market price or trading volume of the Parent Common Units (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining, whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (i) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (j) any failure of Parent to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); provided that, in the case of clauses (a), (b), (c), (e) and (i) the adverse impact on the Parent Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of any of the Parent Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Parent Material Contract” has the meaning set forth in Section 4.11(a).

“Parent Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Parent, dated as of March 19, 2018, as amended, supplemented or restated from time to time.

“Parent Parties” means Parent and Merger Sub.

“Parent SEC Reports” has the meaning set forth in Section 4.5(a).

“Parent Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by Parent, excluding any NNA Group Entity.

“Parent Tax Counsel” has the meaning set forth in Section 5.8.

“Permits” has the meaning set forth in Section 3.10(a).

“Permitted Indebtedness” means (i) in the case of Parent, (a) Refinancing Indebtedness, (b) additional indebtedness with a principal amount of up to 20% of the aggregate principal amount of the existing indebtedness of the Parent Group Entities in effect as of the date hereof and (c) any intercompany indebtedness between the Parent Group Entities, and (ii) in the case of NNA, (a) the NNA Debt Financing and the Working Capital Revolving Loan Facility and (b) any intercompany indebtedness between the NNA Group Entities.

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“Permitted Lien” means all: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Parent Group Entities or NNA Group Entities, as applicable, subject thereto; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Parent Group Entities or NNA Group Entities, as applicable, taken as a whole; (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, or the validity or amount of which is being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; and (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Parent Group Entities or NNA Group Entities, as applicable.

“Person” means an individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity or Governmental Entity.

“Proceedings” has the meaning set forth in Section 3.7(a).

“Refinancing Indebtedness” means any indebtedness of any Parent Group Entity issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, or refund, other indebtedness of any Parent Group Entity outstanding as of the date hereof; provided that the principal amount (or accreted value, if applicable) of such indebtedness does not exceed the principal amount (or accreted value, if applicable) of the indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith).

“Registration Statement” has the meaning set forth in Section 3.17.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

“Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests, warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities or equity interests of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities or equity interests.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Second Merger” has the meaning set forth in Section 5.8(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiaries” means, when used with reference to Parent or NNA, the Parent Subsidiaries or the NNA Subsidiaries, respectively.

“Surrender” means, when used with reference to an NNA Common Stock, the proper delivery of an NNA Certificate (or lost certificate affidavit as contemplated by Section 2.3(b)) or the proper completion, with respect

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to a Book-Entry NNA Common Stock, of all procedures necessary, in either case, to effect the transfer of such NNA Common Stock in accordance with the terms of the Letter of Transmittal and such other procedures as may be reasonably established by the Exchange Agent.

“Surviving Entity” has the meaning set forth in Section 2.2(b).

“Tax Return” means all reports, estimates, declarations of estimated Tax, claims for refund, information statements, forms and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.

“Tax” or “Taxes” means (i) all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulations Section 1.1502-6 (or any similar provision of law) or otherwise.

“Transactions” means the Merger, the Parent Equity Issuance, the NNA Equity Issuance, NNA Debt Financing, the NNA Notes Cancellation and Discharge, the NSH Loan Amendment, the NSH Equity Issuance, the Working Capital Revolving Loan Facility and the other transactions contemplated hereby.

“Working Capital Revolving Loan Facility” means the Loan Agreement being entered into between NNA and Parent simultaneously herewith pursuant to which Parent is agreeing to provide to NNA a revolving credit facility in an amount up to $45 million.

SECTION 1.2 Rules of Construction. The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (d) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”). In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day. Reference to any party hereto is also a reference to such party’s permitted successors and assigns. The Exhibits attached to this Agreement are hereby incorporated by reference into this Agreement and form part hereof. Unless otherwise indicated, all references to an “Exhibit” followed by a number or a letter refer to the specified Exhibit to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement. Further, prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aid of construction or otherwise

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constitute evidence of the intent of the parties; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE II.

TRANSACTIONS

SECTION 2.1 Initial Transactions.

(a) NNA Equity Issuance. Simultaneously herewith, NNA and Parent are consummating the NNA Equity Issuance, and in furtherance thereof, NNA hereby issues, sells and delivers to Parent, and Parent hereby subscribes for and purchases from NNA, effective as of the date hereof, 44,117,647 newly issued shares of NNA Common Stock (the “Equity Issuance Shares”), free and clear of any and all Liens (other than restrictions under applicable securities laws), for a price of $3.40 per share in cash and $150,000,000 in the aggregate (the “Aggregate Purchase Price”). Simultaneously herewith, Parent is remitting the Aggregate Purchase Price to NNA by wire transfer to an account of NNA. As promptly as practicable after the date hereof, NNA shall deliver to Parent a copy of the records of NNA’s transfer agent showing Parent as the registered owner of the Equity Issuance Shares.

(b) NNA Debt Financing. Simultaneously, or substantially simultaneously, herewith, NNA shall enter into the Loan Agreement and consummate the NNA Debt Financing pursuant to the Loan Agreement.

(c) NNA Notes Cancellation and Discharge. Simultaneously, or substantially simultaneously, herewith, NNA shall consummate the NNA Notes Cancellation and Discharge.

(d) NSH Loan Amendment. Simultaneously, or substantially simultaneously herewith, NNA shall enter into the NSH Loan Amendment and consummate the transactions contemplated thereby.

(e) Working Capital Revolving Loan Facility. Simultaneously herewith, NNA and Parent shall enter into the Loan Agreement providing for the Working Capital Revolving Loan Facility.

SECTION 2.2 Closing of the Merger.

(a) Closing Date. Subject to the satisfaction or waiver of the conditions (other than those conditions that are not legally permitted to be waived) to closing set forth in Article VI, the closing (the “Closing”) of the Merger and the transactions contemplated by this Section 2.2 shall be held at the principal executive offices of Parent, located at 7 Avenue de Grande Bretagne, Office 11B2 Monte Carlo, MC 98000 Monaco, on the third Business Day following the satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of all of the conditions set forth in Article VI (other than conditions that would normally be satisfied on the Closing Date, but subject to satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of those conditions) commencing at 9:00 a.m., local time, or such other place, date and time as may be mutually agreed upon in writing by Parent and NNA. The “Closing Date,” as referred to herein, shall mean the date on which the Closing actually occurs.

(b) Effective Time. On the Closing Date, concurrently with or as soon as practicable following the Closing, Parent and NNA shall cause a certificate of merger effecting the Merger (the “Certificate of Merger”) to be filed with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, duly executed in accordance with the relevant provisions of the Marshall Islands Business Corporation Act (the date and time of such filing (or, if agreed by the parties hereto, such later time and date as may be expressed therein as the effective date and time of the Merger) being the “Effective Time”). Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into NNA, the separate existence of Merger Sub shall cease, and NNA shall continue as the surviving corporation in the Merger (the “Surviving Entity”).

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(c) Effect of the Merger on Equity Securities. Subject in each case to Sections 2.2(d) and 2.2(e), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, NNA, any Holder of shares of NNA Common Stock, any Holder of Parent Common Units, or any other Person:

(i) Conversion of NNA Common Stock. Each share of NNA Common Stock outstanding immediately prior to the Effective Time (other than the shares of NNA Common Stock referenced in Section 2.2(c)(iii) below and other than any share of NNA Common Stock outstanding immediately prior to the Effective Time that is subject to vesting or other forfeiture conditions (such shares, the “NNA Restricted Shares”)) shall be converted into the right to receive 0.1275 of a validly issued Parent Common Unit (the “Merger Consideration” and such ratio, the “Exchange Ratio”). Each NNA Restricted Share award outstanding immediately prior to the Effective Time shall be converted into an award with respect to a number of Parent Common Units (rounded up or down to the nearest whole unit) equal to the product of (x) the number of shares of NNA Common Stock subject to such NNA Restricted Share award and (y) the Exchange Ratio, and such award of Parent Common Units will be subject to the same terms and conditions (including, without limitation, the same vesting conditions) as were applicable to such NNA Restricted Share award immediately prior to the Effective Time.

(ii) Each share of NNA Common Stock, upon being converted into the right to receive the Merger Consideration pursuant to Section 2.2(c)(i), shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each Holder of a share of NNA Common Stock immediately prior to the Effective Time shall thereafter cease to be a shareholder of NNA or have any rights with respect to such share of NNA Common Stock, except the right to receive the Merger Consideration and any dividends or distributions to which former Holders of NNA Common Stock become entitled all in accordance with this Article II upon the Surrender of (A) a certificate that immediately prior to the Effective Time represented NNA Common Stock (a “NNA Certificate”) or (B) uncertificated NNA Common Stock represented by book-entry (“Book-Entry NNA Common Stock”), together with such properly completed and duly executed Letter of Transmittal and such other documents in accordance with Section 2.3.

(iii) Treatment of NNA-Owned NNA Common Stock and Parent-Owned NNA Common Stock. Any shares of NNA Common Stock that are owned immediately prior to the Effective Time by any NNA Group Entity or Parent Group Entity (including the Equity Issuance Shares) shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled NNA Common Stock.

(iv) Common Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Entity. At the Effective Time, the books and records of NNA shall be revised to reflect the cancellation and retirement of all shares of NNA Common Stock and the conversion of the shares of common stock of Merger Sub into common stock of the Surviving Entity, and the existence of NNA (as the Surviving Entity) shall continue without dissolution.

(d) Other Effects of the Merger. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of Marshall Islands Limited Business Corporation Act. At the Effective Time, by virtue of the Merger, the Amended NNA Articles of Incorporation as in effect immediately prior to the Effective Time to read in its entirety as set forth on Exhibit A and from and after the Effective Time, the Amended NNA Articles of Incorporation as so amended shall continue as the articles of incorporation of the Surviving Entity until duly amended in accordance with applicable Law. From and after the Effective Time, the bylaws of NNA as in effect immediately prior to the Effective Time shall continue as the bylaws of the Surviving Entity until duly amended in accordance with applicable Law.

(e) No Fractional Units. Notwithstanding any other provision of this Agreement, (i) no certificates or scrip representing fractional Parent Common Units shall be issued in the Merger, (ii) each Holder of shares of NNA Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all shares of NNA Common Stock held by such Holder

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immediately prior to the Effective Time) of 0.5 or above shall receive from Parent, in lieu of such fractional unit, a full Parent Common Unit, and (iii) any Holder of shares of NNA Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional Parent Common Unit (after taking into account all shares of NNA Common Stock held by such Holder immediately prior to the Effective Time) of less than 0.5 shall receive no consideration for such fractional unit, which shall be forfeited.

(f) Certain Adjustments. If between the Execution Date and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the number of outstanding shares of NNA Common Stock or Parent Common Units shall be changed into a different number of units, shares or other securities (including any different class or series of securities) by reason of any dividend or distribution payable in shares or partnership interests, equity interests or Rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, or other similar transaction, or any such transaction shall be authorized, declared or agreed upon with a record date at or prior to the Effective Time, then the Merger Consideration and any other similarly dependent items shall be appropriately adjusted to reflect fully the effect of such transaction and to provide to Parent, NNA, Merger Sub and the Holders of shares of NNA Common Stock the same economic effect as contemplated by this Agreement prior to such event, and thereafter, all references in this Agreement to the Merger Consideration, and any other similarly dependent items shall be references to the Merger Consideration and any other similarly dependent items, as so adjusted; provided, however, that nothing in this Section 2.2(f) shall be deemed to permit or authorize any party hereto to effect any such dividend or distribution payable in shares, partnership interests, equity interests or Rights, subdivision, reclassification, split, split up, combination, merger, consolidation or other similar transaction, or the authorization, declaration or agreement to do such transaction that is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.

SECTION 2.3 Exchange of NNA Common Stock.

(a) Exchange Agent. Prior to the mailing of the NNA Proxy Statement, Parent shall appoint a bank, trust company or similar Person to act as exchange agent (the “Exchange Agent”) and establish an exchange fund (the “Exchange Fund”) for the payment of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.3(c). At or prior to the Closing, Parent shall (i) reserve with the Exchange Agent the Parent Common Units to be issued pursuant to Section 2.2(c)(i), and (ii) authorize the Exchange Agent to exchange Parent Common Units in accordance with this Section 2.3. Parent shall deposit with the Exchange Agent any additional cash as and when necessary to pay any dividends or distributions payable pursuant to Section 2.3(c) and 2.3(d) and other amounts required to be paid under this Agreement. Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process. Any Parent Common Units, and any other funds deposited with the Exchange Agent, shall be returned to Parent after the earlier to occur of (x) payment in full of all amounts due to the Holders of shares of NNA Common Stock and (y) the expiration of the period specified in Section 2.3(e).

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall, or shall cause the Exchange Agent to, mail to each Holder of NNA Common Stock as of the Effective Time whose shares of NNA Common Stock were converted into the right to receive the Merger Consideration a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the NNA Certificates shall pass, only upon proper delivery of the NNA Certificates (or lost certificate affidavit as contemplated by this Section 2.3(b)) to the Exchange Agent or, in the case of Book-Entry NNA Common Stock, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in such customary form and have such other provisions as Parent and NNA may reasonably agree prior to the Effective Time) and instructions for effecting the Surrender of such NNA Certificates (or lost certificate affidavit as contemplated by this Section 2.3(b)) or Book-Entry NNA Common Stock in exchange for, as applicable, whole Parent Common Units and any dividends or distributions payable pursuant to Section 2.3(c) or Section 2.3(d). Subject to Section 2.3(c), upon Surrender to the Exchange Agent of such NNA Certificates (or lost certificate affidavit as contemplated by this Section 2.3(b)) or Book-Entry NNA Common Stock, together with such properly completed and duly executed Letter of Transmittal and such other documents as may reasonably be required by the

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Exchange Agent, the Holder of an NNA Certificate (or lost certificate affidavit as contemplated by this Section 2.3(b)) or Book-Entry NNA Common Stock shall be entitled to receive in exchange therefor, as applicable, (i) that number and type of whole Parent Common Units (which shall be in uncertificated book-entry form unless a physical certificate is requested) to which such Holder is entitled pursuant to Sections 2.2(c)(i) and 2.2(e), and (ii) any dividends or distributions payable pursuant to Section 2.3(c) or Section 2.3(d) to which such Holder is entitled. The instructions for effecting the Surrender of NNA Certificates shall set forth procedures that must be taken by the Holder of any NNA Certificate that has been lost, destroyed or stolen; it shall be a condition to the right of such Holder to receive the Merger Consideration and any dividends or distributions payable pursuant to Section 2.3(c) or Section 2.3(d) that the Exchange Agent shall have received, along with the Letter of Transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify Parent, signed exactly as the name or names of the registered Holder or Holders of shares of NNA Common Stock appeared on the books of NNA immediately prior to the Effective Time, together with a customary bond and such other documents, in each case, as Parent may reasonably require in connection therewith. After the Effective Time, there shall be no further transfer on the records of NNA or its transfer agent of NNA Certificates or Book-Entry NNA Common Stock; and if such NNA Certificates or Book-Entry NNA Common Stock are presented to NNA or its transfer agent for transfer, they shall be canceled against delivery of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.3(c) or Section 2.3(d) as hereinabove provided. Until Surrendered as contemplated by this Section 2.3(b), each NNA Certificate or Book-Entry NNA Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such Surrender the Merger Consideration. No interest will be paid or will accrue on any dividends or distributions payable pursuant to Section 2.3(c) or Section 2.3(d).

(c) Dividends and Distributions with Respect to Unexchanged NNA Common Stock. No dividends or other distributions with respect to Parent Common Units issued in the Merger with a record date after the Effective Time shall be paid to the Holder of any NNA Certificate or Book-Entry NNA Common Stock not Surrendered with respect to such Parent Common Units issuable in respect thereof until the Surrender of such NNA Certificate or Book-Entry NNA Common Stock in accordance with this Section 2.3. Subject to the effect of applicable Law, Parent shall pay, or cause the Exchange Agent to pay, to the Holder of each NNA Certificate or Book-Entry NNA Common Stock, without interest, (i) at the time of Surrender of such NNA Certificate or Book-Entry NNA Common Stock, the amount of dividends or other distributions previously paid with respect to the whole Parent Common Units issuable with respect to such NNA Certificate or Book-Entry NNA Common Stock that have a record date after the Effective Time and a payment date on or prior to the time of Surrender and (ii) at the appropriate payment date, the amount of dividends and distributions payable with respect to such whole Parent Common Units with a record date after the Effective Time and prior to such Surrender and a payment date subsequent to such Surrender.

(d) No Further Ownership Rights in NNA Common Stock. All Merger Consideration issued upon the Surrender for exchange of NNA Certificates or Book-Entry NNA Common Stock in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of NNA Common Stock theretofore represented by such NNA Certificates or Book-Entry NNA Common Stock, subject, however, to Parent’s obligation, notwithstanding the conversion of shares of NNA Common Stock pursuant to this Agreement, with respect to shares of NNA Common Stock outstanding immediately prior to the Effective Time, to pay (or cause NNA to pay) to the Holder of shares NNA Common Stock as of the applicable record date any distributions with a record date at or prior to the Effective Time that may have been declared or made by NNA with respect to such shares of NNA Common Stock on or prior to the Effective Time and that remain unpaid at the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Holders of the NNA Certificates or Book-Entry NNA Common Stock for six (6) months after the Closing Date shall be delivered to Parent, upon demand, and any Holders of the NNA Certificates or Book-Entry NNA Common Stock who have not theretofore complied with this Section 2.3 shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for the Merger Consideration and any dividends and

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distributions with respect to NNA Common Stock or Parent Common Units to which such holders may be entitled.

(f) No Liability. To the extent permitted by applicable Law, none of Parent, Merger Sub, NNA or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration or distribution properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any NNA Certificates or Book-Entry NNA Common Stock shall not have been Surrendered immediately prior to such date on which any Merger Consideration, or any dividends or distributions with respect to the NNA Common Stock or Parent Common Units in respect of such NNA Certificate or Book-Entry NNA Common Stock would escheat to or become the property of any Governmental Entity, any such units, cash or distributions in respect of such NNA Certificates or Book-Entry NNA Common Stock shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Withholding Rights. Parent, Merger Sub, NNA, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include Parent Common Units, as Parent, Merger Sub, NNA, the Surviving Entity or the Exchange Agent reasonably deem to be required to deduct and withhold with respect to the making of payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding or payment was made.

SECTION 2.4 Plan of Reorganization. For purposes of the Intended Tax Treatment, this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF NNA

Except as disclosed in the NNA SEC Reports (excluding any disclosures set forth in such NNA SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2020 and prior to the Execution Date (without giving effect to any NNA SEC Report or any amendment to any NNA SEC Report in each case filed or publicly furnished on or after the Execution Date), NNA hereby represents and warrants to Parent that:

SECTION 3.1 Organization and Existence.

(a) NNA is a corporation duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the NNA Subsidiaries is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the NNA Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an NNA Material Adverse Effect.

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SECTION 3.2 Authority and Approval. NNA has all requisite power and authority to execute and deliver this Agreement, to consummate the Transactions and to perform all of the terms and conditions hereof to be performed by it, except that the consummation of the Merger is subject to receipt of the NNA Stockholders Approval. The execution and delivery of this Agreement by NNA, the consummation of the Transactions and the performance of all of the terms and conditions hereof to be performed by NNA have been duly authorized and approved by all requisite action on the part of NNA, except that the consummation of the Merger is subject to receipt of the NNA Stockholders Approval. At a meeting duly called and held, the NNA Special Committee, by unanimous vote, in good faith (a) determined that this Agreement and the Transactions are in the best interests of NNA and the Holders of NNA Public Stock, (b) approved this Agreement and the Transactions, including the Merger, (c) resolved to make the NNA Special Committee Recommendation and (d) resolved to recommend, and to direct the NNA Board to recommend, the approval of this Agreement and the Merger, by the Holders of shares of NNA Common Stock. At a meeting duly called and held and upon the receipt of the recommendation of the NNA Special Committee, the NNA Board, by unanimous vote, (i) determined that this Agreement and the Transactions are in the best interests of NNA and the Holders of NNA Public Stock, (ii) approved this Agreement and the Transactions, including the Merger, and (iii) directed that this Agreement be submitted to a vote of Holders of shares of NNA Common Stock and made the NNA Board Recommendation. This Agreement has been duly executed and delivered by NNA and constitutes the valid and legally binding obligation of NNA, enforceable against NNA in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 3.3 No Conflict; Consents; Voting Requirements.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 3.3(b) and the NNA Stockholders Approval, the execution, delivery and performance of this Agreement by NNA does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the Transactions will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of NNA; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the NNA Group Entities is a party or by which any of the NNA Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the NNA Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the NNA Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the Transactions , except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have an NNA Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained

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prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

(c) The affirmative vote of the Holders of a majority of the outstanding shares of NNA Common Stock at the NNA Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement and the transactions contemplated hereby (the “NNA Stockholders Approval”) is the only vote or approval of the limited partners of NNA that is necessary to adopt this Agreement and the transactions contemplated hereby in accordance with the Amended NNA Articles of Incorporation and applicable Law.

SECTION 3.4 Capitalization. As of the Execution Date, the authorized capital stock of NNA consists of 250,000,000 shares of NNA Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “NNA Preferred Stock” and, together with the NNA Common Stock, the “NNA Capital Stock”). As of the Execution Date, there are outstanding 17,735,966 shares of NNA Common Stock (including NNA Restricted Shares), excluding the shares of NNA Common Stock being issued pursuant to the NNA Equity Issuance and the NSH Equity Issuance and there are no shares of NNA Preferred Stock outstanding. All of the outstanding shares of NNA Common Stock have been duly authorized and validly issued in accordance with the Amended NNA Articles of Incorporation. Upon issuance pursuant to this Agreement and/or the NSH Loan Amendment, as applicable, all of the shares of NNA Common Stock being issued pursuant to the NNA Equity Issuance and the NSH Equity Issuance will be duly authorized and validly issued in accordance with the Amended NNA Articles of Incorporation and listed on the NYSE. Except as set forth above in this Section 3.4(a), as of the Execution Date, no shares of NNA Capital Stock were subject to outstanding options, share appreciation rights, restricted shares, or equity awards of any kind. Except as set forth above in this Section 3.4(a), as of the Execution Date there are not any shares of NNA Capital Stock, interests, voting securities or equity interests of NNA issued and outstanding or any Rights with respect to shares of NNA Capital Stock, interests, voting securities or equity interests of NNA issued or granted by, or binding upon, any of the NNA Group Entities. As of the Execution Date, there are no outstanding obligations of NNA or any NNA Group Entity to repurchase, redeem or otherwise acquire any shares of NNA Capital Stock or other interests, voting securities or equity interests or any Rights with respect to shares of NNA Capital Stock, interests, voting securities or equity interests of NNA. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of NNA on any matter.

SECTION 3.5 SEC Documents; Internal Controls.

(a) Since January 1, 2020, all reports, including but not limited to the Annual Reports on Form 20-F and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by NNA or any NNA Subsidiary with or to the SEC have been or will be timely filed or furnished (the “NNA SEC Reports”). Each of the NNA SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)), and (ii) as of its effective date (in the case of NNA SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any NNA SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.

(b) NNA makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. NNA has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such

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disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by NNA in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. NNA’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to NNA’s auditors and the audit committee of the NNA Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect NNA’s ability to record, process, summarize and report financial data and have identified for NNA’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in NNA’s internal controls.

SECTION 3.6 Financial Statements; Undisclosed Liabilities.

(a) NNA’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 28, 2021 (the “NNA 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in partners’ capital for each of years ended December 31, 2020, December 31, 2019 and December 31, 2018 and consolidated audited balance sheets as of December 31, 2020 and as of December 31, 2019 for NNA, including the notes thereto, and NNA’s Report on Form 6-K (“Latest NNA Quarter 6-K”) filed with the SEC on June 14, 2021 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in partners’ capital for the three month periods ended March 31, 2021 and March 31, 2020 and consolidated unaudited balance sheet as of March 31, 2021 for NNA, including the notes thereto (the referenced financial statements set forth in the NNA 20-F and the Latest NNA Quarter 6-K are collectively referred to as the “NNA Financial Statements”). The NNA Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of NNA as of the dates indicated therein and the consolidated results of operations and cash flows of NNA for the periods indicated therein, except as otherwise noted therein. Except as set forth in the NNA Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have an NNA Material Adverse Effect. NNA has not had any disagreement with its independent public accounting firm that required disclosure in the NNA SEC Reports.

(b) There are no liabilities or obligations of NNA or the NNA Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of NNA, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of March 31, 2021 included in the NNA Financial Statements, (ii) current liabilities incurred in the ordinary course of business since March 31, 2021, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have an NNA Material Adverse Effect.

SECTION 3.7 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have an NNA Material Adverse Effect:

(a) There are no (i) civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings (“Proceedings”) pending or, to the knowledge of NNA, threatened against or affecting the NNA Group Entities, their assets, or any of the operations of the NNA Group Entities related thereto or (ii) judgments, orders, decrees or injunctions of any Governmental Entity, whether at law or in equity (“Orders”), against or affecting the NNA Group Entities, their assets, or any of the operations of the NNA Group Entities related thereto.

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(b) None of the NNA Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(c) Without limiting the generality of Section 3.7(b), none of the NNA Group Entities or, to the knowledge of NNA, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any NNA Group Entity; (ii) has, to the knowledge of NNA, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of NNA, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an NNA Material Adverse Effect.

SECTION 3.8 No Adverse Changes. (a) Since March 31, 2021, there has not been an NNA Material Adverse Effect; and (b) since March 31, 2021, (i) except for this Agreement and the Transactions, NNA and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither NNA nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

SECTION 3.9 Taxes.

(a) Except as would not, individually or in the aggregate, have an NNA Material Adverse Effect: (i) all Tax Returns required to be filed by or with respect to NNA or any of the NNA Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by NNA or any of the NNA Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of NNA or any of the NNA Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to NNA or any of the NNA Subsidiaries or their assets; (v) NNA and the NNA Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where NNA or an NNA Subsidiary has not filed Tax Returns that NNA or an NNA Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither NNA nor any of the NNA Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).

(c) Neither NNA nor any of the NNA Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(d) During the last five (5) years, neither NNA nor any of the NNA Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither NNA nor any of the NNA Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any “closing agreement,” change in method of accounting,

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installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.

(f) Neither NNA nor any of the NNA Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither NNA nor any of the NNA Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.

(h) NNA is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.

(i) Neither NNA nor any of the NNA Subsidiaries has taken or agreed to take any action, and NNA is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.

SECTION 3.10 Licenses; Permits.

(a) The NNA Group Entities have all licenses, franchises, tariffs, grants, easements, variances, exceptions, permits and authorizations (other than environmental permits) issued or granted by Governmental Entities that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom (collectively, “Permits”), except where the failure to obtain such Permit would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(b) All Permits are validly held by the NNA Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(c) The NNA Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have an NNA Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of NNA, threatened, except as would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have an NNA Material Adverse Effect.

(e) No Proceeding is pending or, to the knowledge of NNA, threatened with respect to any alleged failure by NNA Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 3.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the NNA Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by NNA (each contract that is described in this Section 3.11(a) being an “NNA Material Contract”).

(b) Except as would not, individually or in the aggregate, have an NNA Material Adverse Effect, with respect to each of the NNA Group Entities: (i) each NNA Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each NNA Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the Transactions; (iii) such entity that is a party to each NNA Material Contract is not in breach or default, and no

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event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the NNA Material Contract; and (iv) to the knowledge of NNA, no other party to any NNA Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any NNA Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the NNA Material Contract.

SECTION 3.12 Insurance. Except as would not, individually or in the aggregate, have an NNA Material Adverse Effect, (a) the businesses and assets of the NNA Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 3.13 Condition of Assets. Except as would not, individually or in the aggregate, have an NNA Material Adverse Effect, the assets of the NNA Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 3.14 Investment Company Act. NNA is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 3.15 Brokerage Arrangements. Except for NNA’s obligations to Pareto Securities AS, the fees and expenses of which will be paid by NNA, none of the NNA Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.16 Opinion of Financial Advisor. The NNA Special Committee has received the opinion of Pareto Securities AS, dated as of the Execution Date, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio is fair, from a financial point of view, to the Holders of NNA Public Stock (the “NNA Fairness Opinion”). NNA has been authorized by Pareto Securities AS to permit the inclusion of the NNA Fairness Opinion in the Registration Statement and the NNA Proxy Statement.

SECTION 3.17 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of NNA specifically for inclusion or incorporation by reference in (a) the registration statement on Form F-4 to be filed with the SEC by Parent with respect to the issuance of Parent Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) in the NNA Proxy Statement will, on the date it is first mailed to the Holders of shares of NNA Common Stock, and at the time of the NNA Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading. Notwithstanding the foregoing, NNA makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement and the NNA Proxy Statement.

SECTION 3.18 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY NNA IN THIS ARTICLE III, NNA HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES,

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COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Reports (excluding any disclosures set forth in such Parent SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements (other than any factual information contained within such headings, disclosures or statements)) filed or publicly furnished on or after January 1, 2019 and prior to the Execution Date (without giving effect to any Parent SEC Report or any amendment to any Parent SEC Report in each case filed or publicly furnished on or after the Execution Date), Parent hereby represents and warrants to NNA that:

SECTION 4.1 Organization and Existence.

(a) Each of the Parent Parties is a limited partnership or corporation duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the Parent Subsidiaries (other than Merger Sub) is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the Parent Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) All of the issued and outstanding shares of common stock of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Merger Sub has not incurred, directly or indirectly, any obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger, and the other Transactions.

SECTION 4.2 Authority and Approval. Each of the Parent Parties has all requisite power and authority to execute and deliver this Agreement, to consummate the Transactions to which it is a party and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by each of the Parent Parties, the consummation of the Transactions to which either of the Parent Parties is a party and the performance of all of the terms and conditions hereof to be performed by the Parent Parties have been duly authorized and approved by all requisite action on the part of each of the Parent Parties. At a meeting duly called and held, the Parent Conflicts Committee, by unanimous vote, (a) determined that this Agreement and the Transactions are in the best interests of Parent and the holders of Parent Common Units (excluding the general partner of Parent and its Affiliates), and (b) granted a Special Approval (as defined in the Parent Partnership Agreement) of this Agreement and each of the Transactions. At a meeting duly called and held, the Parent Board (a) determined that this Agreement, and the Transactions, including the Merger and the Parent Equity Issuance,

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are in the best interests of Parent and its unitholders, and (b) approved and declared advisable this Agreement and the Transactions to which a Parent Party is party, including the Merger and the Parent Equity Issuance. Parent, in its capacity as sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent Parties and constitutes the valid and legally binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 4.3 No Conflict; Consents.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 4.3(b), the execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the Transactions hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the Parent Parties; (ii) contravene, conflict with or violate any provision of applicable Law; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the Parent Group Entities is a party or by which any of the Parent Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the Parent Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the Parent Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the Transactions , except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal or non-U.S. securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE, or (C) the filing of the Certificate of Merger with the Office of the Registrar of Corporations of the Republic of the Marshall Islands, or (iii) for those which would not, individually or in the aggregate, have a Parent Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

SECTION 4.4 Capitalization.

(a) As of the Execution Date, the outstanding capitalization of Parent consists of 553,408 General Partner Units (as defined in the Parent Partnership Agreement) of Parent, 26,808,861 Parent Common Units and Parent Incentive Distribution Rights. All of such Parent Common Units and the Parent Incentive Distribution Rights and the limited partnership interest represented thereby, have been duly authorized and validly issued in accordance with the Parent Partnership Agreement. As of the Execution Date, no Parent Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any kind. Except as set forth above in this Section 4.4(a), as of the Execution Date there are not any Parent Common Units, partnership interests, voting securities or equity interests of Parent issued and outstanding or any Rights with

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respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent issued or granted by, or binding upon, any of the Parent Group Entities, except as set forth in the Parent Partnership Agreement as in effect on the Execution Date. Except as set forth in the Parent Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of Parent or any Parent Group Entity to repurchase, redeem or otherwise acquire any Parent Common Units or other partnership interests, voting securities or equity interests or any Rights with respect to Parent Common Units, partnership interests, voting securities or equity interests of Parent. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of Parent on any matter.

(b) The Parent Common Units issued and outstanding as of the date hereof were, and the Parent Common Units to be issued pursuant to the Merger will, upon issuance, be, duly authorized and validly issued.

SECTION 4.5 SEC Documents; Internal Controls; Investment Representations.

(a) Since January 1, 2020, all reports, including but not limited to the Annual Reports on Form 20-F, and the Reports on Form 6-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by Parent or any Parent Subsidiary with or to the SEC have been or will be timely filed or furnished (the “Parent SEC Reports”). Each of the Parent SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act), and (ii) as of its effective date (in the case of Parent SEC Reports that are registration statements filed pursuant to the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Parent SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date.

(b) Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(c) Since January 1, 2020, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in a Parent SEC Report filed with the SEC prior to the Execution Date, none of such entities has any knowledge of any material weakness in the design or operation of such internal controls over financial reporting.

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(d) Parent is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and is acquiring the Equity Issuance Shares pursuant to the NNA Equity Issuance only for its own account and not for the account of others and is not acquiring Equity Issuance Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Parent acknowledges that the Equity Issuance Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the such shares have not been registered under the Securities Act. Parent acknowledges and agrees that the Equity Issuance Shares may not be offered, resold, transferred or otherwise disposed of by Parent absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act.

SECTION 4.6 Financial Statements; Undisclosed Liabilities.

(a) Parent’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 31, 2021 (the “Parent 20-F”) sets forth a true and complete copy of the consolidated audited statements of operations, cash flows and changes in equity for each of years ended December 31, 2020, December 31, 2019 and December 31, 2018 and consolidated audited balance sheets as of December 31, 2020 and as of December 31, 2019 for Parent, including the notes thereto, and Parent’s Report on Form 6-K (“Latest Parent Quarter 6-K”) filed with the SEC on May 18, 2021 sets forth a true and correct copy of the consolidated unaudited statements of operations, cash flows and changes in equity for the three month periods ended March 31, 2021 and March 31, 2021 and consolidated unaudited balance sheet as of March 31, 2021 for Parent, including the notes thereto (the referenced financial statements set forth in the Parent 20-F and the Latest Parent Quarter 6-K are collectively referred to as the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Parent as of dates indicated therein and the consolidated results of operations and cash flows of Parent for the periods indicated therein, except as otherwise noted therein. Except as set forth in the Parent Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has not had any disagreement with its independent public accounting firm that required disclosure in the NNA SEC Reports.

(b) There are no liabilities or obligations of Parent or the Parent Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) of a type that are required by GAAP to be reflected or reserved against in a consolidated balance sheet of Parent, other than (i) liabilities or obligations reflected or reserved against in the consolidated balance sheet as of March 31, 2021 included in the Parent Financial Statements, (ii) current liabilities incurred in the ordinary course of business since March 31, 2021, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.7 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a) There are no (i) Proceedings pending or, to the knowledge of Parent, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto or (ii) Orders, against or affecting the Parent Group Entities, their assets, or any of the operations of the Parent Group Entities related thereto.

(b) None of the Parent Group Entities (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

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(c) Without limiting the generality of Section 4.7(b), none of the Parent Group Entities or, to the knowledge of Parent, any Representative of any of the foregoing (in their respective capacities as such), (i) has violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to any Parent Group Entity; (ii) has, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is being (or has been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.8 No Adverse Changes. (a) Since March 31, 2021, there has not been a Parent Material Adverse Effect; and (b) since March 31, 2021, (i) except for this Agreement and the Transactions, Parent and its consolidated Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither Parent nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of NNA, would violate such provisions.

SECTION 4.9 Taxes.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect; (i) all Tax Returns required to be filed by or with respect to Parent or any of the Parent Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates) and all such Tax Returns are true, complete and accurate; (ii) all Taxes owed by Parent or any of the Parent Subsidiaries, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of Parent or any of the Parent Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; (iv) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to Parent or any of the Parent Subsidiaries or their assets; (v) Parent and the Parent Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party; and (vi) no claim has ever been made in writing by a Governmental Entity of a jurisdiction where Parent or a Parent Subsidiary has not filed Tax Returns that Parent or a Parent Subsidiary is or may be subject to taxation by that jurisdiction.

(b) Neither Parent nor any of the Parent Subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement entered into in the ordinary course of business which does not relate primarily to Taxes).

(c) Neither Parent nor any of the Parent Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(d) During the last five (5) years, neither Parent nor any of the Parent Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e) Neither Parent nor any of the Parent Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business nor (ii) will be required to include any item of income or gain in, nor be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any “closing agreement,” change in method of accounting, installment sale or open transaction made on or prior to the Closing Date or prepaid amount received prior to the Closing Date.

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(f) Neither Parent nor any of the Parent Subsidiaries is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither Parent nor any of the Parent Subsidiaries is or has been a resident for Tax purposes of any jurisdiction other than its jurisdiction of organization.

(h) Parent is currently (and has been since its formation) properly classified as a corporation for U.S. federal income tax purposes.

(i) Other than in acquisitions by Navios Maritime Holdings Inc. occurring more than five years ago, the NNA Equity Issuance and the NSH Equity Issuance, neither Parent nor any person “related” to Parent (within the meaning of Treasury Regulation Section 1.368-1(e)(4)) has, directly or indirectly, acquired any NNA Common Stock since the formation of NNA.

(j) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action, and Parent is not aware of any fact or circumstance, that would prevent or impede the Intended Tax Treatment.

SECTION 4.10 Licenses; Permits.

(a) The Parent Group Entities have all Permits that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom, except where the failure to obtain such Permit would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) All Permits are validly held by the Parent Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) The Parent Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the knowledge of Parent, threatened, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) No Proceeding is pending or, to the knowledge of Parent, threatened with respect to any alleged failure by Parent Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 4.11 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the Parent Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) of the type required to be filed as an Exhibit to an Annual Report on Form 20-F filed by Parent (each contract that is described in this Section 4.11(a) being an “Parent Material Contract”).

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, with respect to each of the Parent Group Entities: (i) each Parent Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each Parent Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the Transactions; (iii) such entity that is a party to each Parent Material Contract is not in breach or default, and no

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event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the Parent Material Contract; and (iv) to the knowledge of Parent, no other party to any Parent Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

SECTION 4.12 Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of the Parent Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the crude oil tanking industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 4.13 Condition of Assets. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the assets of the Parent Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 4.14 Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 4.15 Brokerage Arrangements. Except for Parent’s obligations to Jefferies LLC and S. Goldman Advisors LLC, the fees and expenses of which will be paid by Parent, none of the Parent Group Entities has entered (directly or indirectly) into any agreement with any Person that would obligate any of them to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.16 Opinion of Financial Advisor. The Parent Conflicts Committee and the Parent Board have received the opinion of Jefferies LLC, dated as of the Execution Date, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Aggregate Purchase Price and the and the aggregate Merger Consideration to be paid by Parent pursuant to this Agreement, taking into account the NNA Debt Financing, the NNA Notes Cancellation and Discharge, and the NSH Loan Amendment, is fair, from a financial point of view, to Parent.

SECTION 4.17 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, and (b) the NNA Proxy Statement will, on the date it is first mailed to Holders of shares of NNA Common Stock, and at the time of the NNA Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of NNA for inclusion or incorporation by reference in the Registration Statement and the NNA Proxy Statement.

SECTION 4.18 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY PARENT IN THIS ARTICLE IV, PARENT HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES,

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PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF ITS ASSETS, (B) THE INCOME TO BE DERIVED FROM ITS ASSETS, (C) THE SUITABILITY OF ITS ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY ITS ASSETS OR ITS OPERATION WITH ANY LAWS, OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ITS ASSETS.

ARTICLE V.

ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

SECTION 5.1 Preparation of Certain Filings; Meeting of Holders of NNA Common Stock; Commitment to Vote.

(a) As promptly as practicable following the Execution Date (i) Parent and NNA shall jointly prepare the Registration Statement, which shall include a prospectus with respect to the Parent Common Units to be issued in the Parent Equity Issuance and a proxy statement to be provided to the Holders of shares of NNA Common Stock (the “NNA Proxy Statement”), (ii) Parent shall file the Registration Statement with the SEC, (iii) Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance) prior to the Effective Time, and (iv) the parties hereto shall make all required filings under applicable state securities and “blue sky” Laws; provided, however, that no such filings shall be required in any jurisdiction where, as a result thereof, Parent would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such filing. No filing of, or amendment or supplement to, the Registration Statement or the NNA Proxy Statement will be made by Parent without providing NNA a reasonable opportunity to review and comment thereon. Each of Parent and NNA agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof and keep the Registration Statement effective until the earlier of the consummation of the Transactions and the termination of this Agreement in accordance with its terms and NNA shall promptly thereafter mail the NNA Proxy Statement to the Holders of shares of NNA Common Stock. Each of Parent and NNA agrees to furnish to the other party all information concerning the Parent Group Entities or the NNA Group Entities, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing.

(b) Each of Parent and NNA agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the NNA Proxy Statement and any amendment or supplement thereto will, on the date the NNA Proxy Statement is first mailed to the Holders of shares of NNA Common Stock, and at the time of the NNA Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and NNA further agrees that, if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement or the NNA Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement or the NNA Proxy Statement.

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(c) Each of NNA and Parent shall (i) promptly notify the other of receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (ii) promptly supply the other with copies of all correspondence between NNA or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. Parent and NNA shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Registration Statement as promptly as practicable.

(d) NNA shall distribute to the Holders of shares of NNA Common Stock the NNA Proxy Statement as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(e) NNA shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Holders of shares of NNA Common Stock (the “NNA Stockholders Meeting”) for the purpose of obtaining the NNA Stockholders Approval. Subject to Section 5.3, NNA shall, through the NNA Board and the NNA Special Committee, recommend to the Holders of shares of NNA Common Stock adoption of this Agreement pursuant to the NNA Board Recommendation. NNA shall use its reasonable best efforts to solicit from the Holders of shares of NNA Common Stock proxies in favor of the Merger and to take all other action necessary or advisable to secure the NNA Stockholders Approval. The NNA Proxy Statement shall include a copy of the NNA Fairness Opinion and (subject to Section 5.3), the NNA Special Committee Recommendation and the NNA Board Recommendation. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Sections 7.1, 7.2, 7.3 or 7.4, NNA shall submit this Agreement for approval by the Holders of shares of NNA Common Stock at such NNA Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, NNA may, and at the request of Parent shall, postpone or adjourn the NNA Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the NNA Stockholders Approval, (ii) for the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that after consultation with outside legal counsel is determined to be necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Holders of shares of NNA Common Stock prior to the NNA Stockholders Meeting.

(f) Parent covenants and agrees that, until the Effective Time or the earlier of a termination of this Agreement, (i) at the NNA Stockholders Meeting or any other meeting of Holders of shares of NNA Common Stock or any vote of shares of NNA Common Stock in connection with a vote of the Holders of shares of NNA Common Stock, however called, Parent will vote, or cause to be voted, all shares of NNA Common Stock then owned beneficially or of record by it or any other Parent Group Entity as of the record date for such meeting, (A) in favor of the approval of this Agreement (as it may be amended or otherwise modified from time to time) and the Transactions, including the Merger, and the approval of any actions required in furtherance thereof and (B) against any other matter presented at such meeting or otherwise presented for approval by written consent that would reasonably be expected to (x) result in the breach of any covenant, representation or warranty of NNA under this Agreement, (y) result in, or contribute to, any of the conditions to the consummation of the Merger under this Agreement not being fulfilled, or (y) impede, frustrate, interfere with, delay, postpone or adversely affect the Transactions, and (ii) that Parent will not, and will cause each other Parent Group Entity not to, directly or indirectly, transfer, assign or otherwise dispose of any shares of NNA Common Stock owned by Parent or such other Parent Group Entity. Parent consents to, and has caused or shall cause, to the extent necessary and to the extent permitted by the Governing Documents thereof, each other Parent Group Entity to consent to, this Agreement and the transactions contemplated by this Agreement.

SECTION 5.2 Conduct of Parties.

(a) After the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as required by applicable Law or as may be

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reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by this Agreement or (iii) as consented to by Parent (in the case of NNA) or NNA (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NNA and Parent will, and each agrees that it will cause each of the NNA Group Entities (in the case of NNA) or each of the Parent Group Entities (in the case of Parent) to (A) conduct its business, in all material respects, in, the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationship with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to keep in full force and effect all material permits all material insurance policies maintained by such party and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

(b) Without limiting the generality of the foregoing, after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (A) as required by applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic (B) as otherwise expressly required by this Agreement or (C) as consented to by Parent (in the case of NNA) or NNA (in the case of Parent) in writing (in each case, which written consent will not be unreasonably withheld, delayed or conditioned), each of NNA and Parent will not, and each agrees that it will cause each of the NNA Group Entities (in the case of NNA) or each of the Parent Group Entities (in the case of Parent) not to:

(i) make any material change to the nature of its business and operations;

(ii) make any change to its Governing Documents as in effect on the Execution Date in any manner that would reasonably be expected to (A) prohibit or materially impede or delay the Merger or the consummation of the other Transactions or (B) adversely affect in a material way the rights of holders of its securities or the securities of any other party hereto;

(iii) recommend, propose, announce, adopt or vote to adopt a plan or agreement of complete or partial dissolution or liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (A) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the Transactions , or (B) adversely affect in a material way the rights of holders of the securities of any party hereto;

(iv) declare, authorize, set aside or pay any dividend or distribution payable in cash or property in respect of the shares of NNA Common Stock (in the case of NNA) or in respect of the Parent Common Units (in the case of Parent), other than in the case of Parent, regular quarterly cash dividends or distributions in the ordinary course, consistent with past practice (including with declaration dates, record dates, payment dates and amounts consistent with past practice), in respect of the Parent Common Units, which shall be no greater than $0.05 per Parent Common Unit;

(v) waive, release, assign, settle or compromise any claims, demands, lawsuits or Proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a Parent Material Adverse Effect, in the case of Parent, or an NNA Material Adverse Effect, in the case of NNA;

(vi) issue, deliver or sell equity securities, or Rights to acquire equity securities, (x) of NNA, in the case of NNA other than the shares of NNA Common Stock issued in in the NNA Equity Issuance and the NSH Equity Issuance, or (y) of Parent, in the case of Parent, other than Parent Common Units or rights to acquire Parent Common Units having a fair market value (as reasonably determined by the Parent Board) not to exceed $75 million in the aggregate;

(vii) make any changes in financial accounting methods, principles or practices (or change an annual financial accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(viii) incur any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any NNA Group Entity (in the case of NNA) or any Parent Group Entity

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(in the case of Parent), in each case, other than the incurrence of any Permitted Indebtedness (including, without limitation, through the issuance or sale of any debt securities or options, warrants, calls or other rights to acquire any debt securities);

(ix) (A) make (other than consistent with past practice), change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) adopt (other than consistent with past practice) or change any method of Tax accounting or Tax accounting period, or (D) enter into any closing agreement relating to any material Tax; or

(x) agree, authorize or commit to do any of the foregoing.

(c) From the Execution Date until the Closing Date, each of Parent and NNA shall, and shall cause the NNA Group Entities (in the case of NNA) or Parent Group Entities (in the case of Parent) to, promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation, or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.2(c) shall not limit or otherwise affect the remedies available hereunder to the notified party.

SECTION 5.3 No Solicitation; Recommendation of Merger.

(a) Except as permitted by this Section 5.3, without the prior written consent of Parent, (i) NNA shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly (x) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an NNA Alternative Proposal, (y) grant any waiver or release of any standstill or similar agreement with respect to any shares or units of NNA or of any of its Subsidiaries, or (z) enter into any merger agreement, letter of intent, agreement in principle, share or unit purchase agreement, asset purchase agreement or share or unit exchange agreement, option agreement or other similar agreement relating to an NNA Alternative Proposal, and (ii) the NNA Board and the NNA Special Committee shall not withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the NNA Special Committee Recommendation or the NNA Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any NNA Alternative Proposal, (the taking of any action described in clause (i)(z) or clause (ii) being referred to as an “NNA Adverse Recommendation Change”);

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date of this Agreement and prior to obtaining the NNA Stockholders Approval, (i) NNA has received a written NNA Alternative Proposal that the NNA Special Committee believes is bona fide, (ii) the NNA Special Committee, after consultation with the NNA Special Committee’s outside legal counsel and financial advisors, determines in good faith that (A) such NNA Alternative Proposal constitutes or could reasonably be expected to lead to or result in an NNA Superior Proposal and (B) failure to take such action would be inconsistent with its duties under applicable Law, and (iii) such NNA Alternative Proposal did not result from a material breach of Section 5.3(a), then at the direction of the NNA Special Committee, NNA may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to NNA and its Subsidiaries to the Person making such NNA Alternative Proposal and (B) participate in discussions or negotiations regarding such NNA Alternative Proposal; provided that (x) NNA will not, and will cause its Representatives not to, disclose any non-public information to such Person unless NNA has, or first enters into, a customary confidentiality agreement with such Person and (y) NNA will provide to Parent non-public information about NNA or its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(c) In addition to the other obligations of NNA set forth in this Section 5.3, NNA shall promptly advise Parent, orally and in writing, and in no event later than 36 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to

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be initiated or continued with, NNA in respect of any NNA Alternative Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and NNA shall promptly provide Parent with copies of any additional material written materials received by NNA or that NNA has delivered to any third party making an NNA Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the NNA Stockholders Approval, the NNA Board (at the direction of the NNA Special Committee) and the NNA Special Committee may effect an NNA Adverse Recommendation Change in response to an NNA Alternative Proposal or an NNA Changed Circumstance if the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee, after consultation by the NNA Special Committee with the NNA Special Committee’s outside legal counsel and financial advisors, determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its duties under applicable Law, and:

(i) if the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee intends to effect an NNA Adverse Recommendation Change in response to an NNA Alternative Proposal:

(A) such NNA Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(B) the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee has determined, after consultation with the NNA Special Committee’s outside legal counsel and financial advisors, that such NNA Alternative Proposal constitutes an NNA Superior Proposal after giving effect to all of the adjustments offered by Parent pursuant to clause (E) below;

(C) NNA has provided prior written notice to Parent in accordance with Section 8.1 (the “NNA Superior Proposal Notice”) of the NNA Board’s or the NNA Special Committee’s intention to effect an NNA Adverse Recommendation Change with respect to such NNA Superior Proposal, and such NNA Superior Proposal Notice has specified the identity of the Person making such NNA Alternative Proposal and the material terms and conditions of such NNA Alternative Proposal, and included complete copies of any written proposal or offers (including proposed agreements) received by NNA in connection with such NNA Alternative Proposal;

(D) during the period that commences on the date of delivery of the NNA Superior Proposal Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NNA Superior Proposal Notice Period”), NNA shall, at the direction of the NNA Special Committee, (1) negotiate with Parent in good faith (to the extent Parent seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would permit the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee not to effect an NNA Adverse Recommendation Change; and (2) keep Parent reasonably informed with respect to the status and changes in the material terms and conditions of such NNA Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such NNA Alternative Proposal (it being agreed that any change in the purchase price in such NNA Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent NNA Superior Proposal Notice and a subsequent NNA Superior Proposal Notice Period in respect of such revised NNA Alternative Proposal, except that such subsequent NNA Superior Proposal Notice Period shall expire upon the later of (x) the end of the initial NNA Superior Proposal Notice Period and (y) 11:59 p.m. Eastern European Standard time on the date that is the third calendar day following the date of the delivery of such subsequent NNA Superior Proposal Notice; and

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(E) the NNA Special Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NNA Superior Proposal Notice Period, and the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee, as applicable, shall have determined in good faith that (i) such NNA Alternative Proposal continues to constitute an NNA Superior Proposal even if such revisions were to be given effect and (ii) failure to effect an NNA Adverse Recommendation Change would reasonably be likely to be inconsistent with the NNA Board’s or the NNA Special Committee’s duties under applicable Law, even if such revisions were to be given effect.

(ii) if the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee intends to effect such NNA Adverse Recommendation Change in response to an NNA Changed Circumstance:

(A) NNA shall provide prior written notice to Parent in accordance with Section 8.1 (the “NNA Recommendation Change Notice”) of the NNA Board’s or the NNA Special Committee’s intention to effect an NNA Adverse Recommendation Change, and such NNA Recommendation Change Notice shall specify the details of such NNA Changed Circumstance and the reasons for the NNA Adverse Recommendation Change;

(B) during the period that commences on the date of delivery of the NNA Recommendation Change Notice as determined in accordance with Section 8.1 and ends at 11:59 p.m. Eastern European Standard time on the date that is the fifth calendar day following the date of such delivery (the “NNA Recommendation Change Notice Period”), at the direction of the NNA Special Committee, NNA shall (i) negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee, as applicable, not to effect an NNA Adverse Recommendation Change; and (ii) keep Parent reasonably informed of any change in circumstances related thereto; and

(C) the NNA Special Committee shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the NNA Recommendation Change Notice Period, the NNA Board (upon the recommendation of the NNA Special Committee) or the NNA Special Committee, as applicable, shall have determined in good faith that the failure to effect an NNA Adverse Recommendation Change would be inconsistent with its duties under applicable Law, even if such revisions were to be given effect.

SECTION 5.4 Commercially Reasonable Efforts; Further Assurances. From and after the Execution Date, upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable and (ii) defend any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Merger. Without limiting the foregoing but subject to the other terms of this Agreement, the parties hereto agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other condition in order to obtain any consent or approval or other clearance required by this Agreement.

SECTION 5.5 Public Announcement. On the Execution Date, Parent and NNA shall issue a joint press release with respect to the execution of this Agreement and the Merger, which press release shall be reasonably

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satisfactory to Parent, NNA and the NNA Special Committee. From and after the Execution Date, neither NNA nor Parent shall issue any other press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement (to the extent not previously issued or made in accordance with this Agreement) (other than public announcements at industry road shows and conferences or as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE in which event the party making the public announcement or press release shall, to the extent practicable, notify Parent and NNA in advance of such public announcement or press release) without the prior approval of the other, which approval shall not be unreasonably withheld, delayed or conditioned.

SECTION 5.6 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party hereto incurring such expenses, (i) except as otherwise set forth in Section 7.5 and (ii) except that Parent and NNA shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and (b) the costs of filing, printing and mailing of the NNA Proxy Statement.

SECTION 5.7 Regulatory Issues. NNA and Parent shall cooperate fully with respect to any filing, submission or communication with a Governmental Entity having jurisdiction over the Merger. Such cooperation shall include each of the parties hereto: (i) providing, in the case of oral communications with a Governmental Entity, advance notice of any such communication and, to the extent permitted by applicable Law, an opportunity for the other party to participate; (ii) providing, in the case of written communications, an opportunity for the other party to comment on any such communication and provide the other with a final copy of all such communications; and (iii) complying promptly with any request for information from a Governmental Entity (including an additional request for information and documentary material). All cooperation shall be conducted in such a manner so as to preserve all applicable privileges.

SECTION 5.8 Tax Opinion.

(a) Parent and NNA shall cooperate with each other in obtaining, and shall use their respective reasonable efforts to obtain, a tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP (“Parent Tax Counsel”) to NNA, dated as of the Closing Date, in form and substance reasonably satisfactory to NNA (and any similar opinion to be attached as an exhibit to the Registration Statement), substantially to the effect that for U.S. federal income tax purposes the Merger (either alone or together with the Second Merger, if applicable) should be treated as a “reorganization” within the meaning of Section 368(a) of the Code and that Section 367(a) of the Code should not cause Parent to be treated as other than a corporation with respect to any transfer of property thereto in connection with the Merger (other than, in certain circumstances, a transfer by a holder of NNA Common Stock that is a United States person and that holds 5% or more by vote or by value (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(i)) of Parent immediately following the Merger) (the “Merger Tax Opinion”). For the avoidance of doubt, the Merger Tax Opinion shall not be a condition to closing. Each of Parent and NNA shall use its reasonable efforts to deliver to Parent Tax Counsel for purposes of the Merger Tax Opinion a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an officer of Parent or NNA, as applicable, and containing representations of Parent or NNA, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Tax Counsel to render the Merger Tax Opinion and any opinion required to be issued in connection with the filing of the Registration Statement.

(b) Parent and NNA shall cooperate, including by making structural changes that are not reasonably expected to impede or materially delay consummation of the Merger, with each other and shall use their reasonable efforts to obtain the Intended Tax Treatment. Each of Parent and NNA shall not, and shall cause each of its Subsidiaries not to, take any action that is reasonably likely to, or fail to take any action which failure is reasonably likely to, prevent or impede the Intended Tax Treatment. Without limiting the generality of the foregoing, Parent and NNA agree that at the request of NNA, or if Parent so elects, Parent shall, as part of the plan of reorganization, cause the Surviving Entity to merge with and into a newly organized entity that is treated

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as an entity disregarded as separate from Parent for U.S. federal income tax purposes (“Newco”), with Newco as the surviving entity (the “Second Merger”); provided, that the Second Merger shall occur as promptly as practicable after both (i) the Effective Time shall have occurred and (ii) all third party consents necessary to consummate the Second Merger shall have been obtained; provided, further that, from the time NNA makes the request or Parent makes the election, as applicable, for the Second Merger, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Second Merger as promptly as practicable after the Effective Time.

SECTION 5.9 D&O Insurance.

(a) For a period of six years after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, (i) indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), including any Proceeding relating to a claim for indemnification or advancement brought by an NNA D&O Indemnified Party), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), and, upon receipt by the Surviving Entity of an undertaking by or on behalf of the NNA D&O Indemnified Party to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the NNA D&O Indemnified Party is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all NNA D&O Indemnified Parties and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the NNA D&O Indemnified Parties as provided in the Governing Documents of any NNA Group Entity, under applicable the Law of the Republic of the Marshall Islands or otherwise, and shall ensure that the Governing Documents of NNA (or their successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors and officers, than are set forth in the Governing Documents of NNA as of the Execution Date. Any right of an NNA D&O Indemnified Party pursuant to this Section 5.9(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such NNA D&O Indemnified Party as provided herein, and shall be enforceable by such NNA D&O Indemnified Party and their respective heirs and Representatives against Parent, the Surviving Entity and their respective successors and assigns.

(b) For a period of six years after the Effective Time, the Surviving Entity shall, Parent shall cause the Surviving Entity to, maintain officers’ and directors’ liability insurance with a nationally reputable carrier covering each NNA D&O Indemnified Party who is or at any time prior to the Second Effective Time was covered by the existing officers’ and directors’ liability insurance applicable to the NNA Group Entities (“D&O Insurance”), on terms substantially no less advantageous to the NNA D&O Indemnified Parties, as applicable, than such existing insurance with respect to acts or omissions, or alleged acts or omissions, at or prior to the Effective Time (whether claims, actions or other Proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided, however, that the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance for the NNA D&O Indemnified Parties in excess of 300% of the current annual premium currently paid by the NNA Group Entities for such insurance, but shall purchase as much of such coverage as possible for such applicable amount. Parent shall have the right to cause such coverage

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to be extended under the applicable D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous to the NNA D&O Indemnified Parties than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.9.

(c) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six years and expressly are intended to benefit each of the NNA D&O Indemnified Parties; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. The rights of any NNA D&O Indemnified Party under this Section 5.9 shall be in addition to any other rights such NNA D&O Indemnified Party may have under the Governing Documents of any NNA Group Entity or applicable Law.

(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall cause proper provision to be made so that its successors and assigns, as the case may be, shall assume the obligations set forth in this Section 5.9.

SECTION 5.10 Litigation. NNA shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against NNA and/or the members of the NNA Board, in each case, relating to the Merger, this Agreement or any of the Transactions, provided that NNA shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege or protective doctrine; provided, further, that NNA shall not settle any such litigation without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.11 Special Committee. Prior to the Effective Time, none of the NNA Group Entities shall, without the consent of the NNA Special Committee, eliminate the NNA Special Committee, or revoke or diminish the authority of the NNA Special Committee, or remove or cause the removal of any director of the NNA Board that is a member of the NNA Special Committee either as a member of such board or such committee without the affirmative vote of the members of the NNA Board, including the affirmative vote of each of the other members of the NNA Special Committee. For the avoidance of doubt, this Section 5.11 shall not apply to the filling in accordance with the provisions of the applicable Governing Documents of any vacancies caused by the death, incapacity or resignation of any director.

SECTION 5.12 Stock Exchange Listing; Delisting and Deregistration. Parent shall use its reasonable best efforts to cause the Parent Common Units to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance), and NNA shall use its reasonable best efforts to cause the shares of NNA Common Stock issued in the NNA Equity Issuance to be and remain listed on the NYSE until the Closing. NNA will cooperate and use its reasonable best efforts to cause the delisting of shares NNA Common Stock from the NYSE and the deregistration of such securities under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

ARTICLE VI.

CONDITIONS TO CLOSING

SECTION 6.1 Conditions to Each Party’s Obligations. The obligation of the parties hereto to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived (to the extent legally permissible) in writing, in whole or in part, as to a party by such other parties:

(a) NNA Stockholders Approval. The NNA Stockholders Approval shall have been obtained in accordance with applicable Law.

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(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) NYSE Listing. The Parent Common Units to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

(d) No Governmental Restraint. No order, decree or injunction of any Governmental Entity shall be in effect, and no Laws shall have been enacted or adopted, that enjoin, prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

SECTION 6.2 Conditions to the Parent Parties’ Obligations. The obligation of the Parent Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Parent Parties (in their sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of NNA set forth in (x) Section 3.1(a), Section 3.2, and Section 3.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (y) Article III (other than Section 3.1(a), Section 3.2, Section 3.4(a) and Section 3.8) shall be true and correct (without regard to any materiality, “NNA Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in an NNA Material Adverse Effect, (ii) the representation and warranty set forth in Section 3.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) NNA shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “NNA Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) Parent shall have received a certificate, dated as of the Closing Date, of an executive officer of NNA certifying to the matters set forth in Section 6.2(a).

SECTION 6.3 Conditions to NNA’s Obligations. The obligation of NNA to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by NNA (in its sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of the Parent Parties set forth in (x) Section 4.1(a), Section 4.2 (other than the third sentence thereof), and Section 4.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (y) the third sentence of Section 4.2 shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date and (z) Article IV (other than Section 4.1(a), Section 4.2, Section 4.4(a) and Section 4.8) shall be true and correct (without regard to any materiality, “Parent Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Parent Material Adverse Effect, (ii) the representation and warranty set forth in Section 4.8 shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) each of the Parent Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “Parent Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

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(b) NNA shall have received a certificate, dated as of the Closing Date, of an executive officer of Parent certifying to the matters set forth in Section 6.3(a).

SECTION 6.4 Frustration of Conditions. None of parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to observe in any material respect any of its obligations under this Agreement.

ARTICLE VII.

TERMINATION

SECTION 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the parties hereto duly authorized by Parent Board, on behalf of Parent, and by the NNA Special Committee, on behalf of NNA.

SECTION 7.2 Termination by NNA or Parent. At any time prior to the Effective Time, this Agreement may be terminated by NNA or Parent if:

(a) the Effective Time shall not have occurred on or before August 31, 2022 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to Parent if the Parent Parties fail to perform or observe in any material respect or to NNA if it fails to perform or observe in any material respect any of their respective obligations under this Agreement in any manner that shall have been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(b) a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the Person seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied with Section 5.3, Section 5.4 and Section 5.7.

SECTION 7.3 Termination by NNA. This Agreement may be terminated by NNA (which termination may be effected by the NNA Special Committee without the consent, authorization or approval of the NNA Board) at any time prior to the Effective Time if the Parent Parties shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Parent Parties set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by the Parent Parties prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to NNA if, at such time, the condition set forth in Section 6.2(a) cannot be satisfied (with or without the passage of time).

SECTION 7.4 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time (a) if NNA shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of NNA set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by NNA prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if, at such time, the condition set forth in Section 6.3(a) cannot be satisfied (with or without the passage of time); or (b) prior to the receipt of the NNA Stockholders Approval, if an NNA Adverse Recommendation Change shall have occurred.

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SECTION 7.5 Expenses.

(a) If this Agreement is validly terminated by Parent pursuant to Section 7.4(a), then NNA shall pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent an amount equal to the Parent Expenses, and such payment shall be made within five Business Days after such termination.

(b) If this Agreement is validly terminated by NNA pursuant to Section 7.3, then Parent shall pay to NNA (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by NNA an amount equal to the NNA Expenses, and such payment shall be made within five Business Days after such termination.

(c) Each party acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub, on the one hand, and NNA, on the other hand, would not enter into this Agreement. The parties acknowledge that payment of the Parent Expenses or the NNA Expenses, as applicable, if, as and when requires pursuant to this Section 7.5 shall constitute the sole and exclusive remedy with respect thereto, except as expressly set forth in Section 7.6.

SECTION 7.6 Effect of Certain Terminations. In the event of termination of this Agreement pursuant to this Article VII, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement, except for the provisions of Section 2.1(a), Section 4.5(d), Section 5.5, Section 5.6, this Article VII and Article VIII, shall forthwith become null and void and there shall be no liability on the part of any party to this Agreement and all rights and obligations of the parties hereto under this Agreement shall terminate, except for the provisions of Section 2.1(a), Section 4.5(d), Section 5.5, Section 5.6, this Article VII and Article VIII shall survive such termination; except that nothing herein shall relieve any party hereto from any liability for any intentional or willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of a non-breaching party under this Agreement in the case of such intentional or willful and material breach, at law or in equity, shall be preserved. For the avoidance of doubt, no termination of this Agreement pursuant to this Article VII shall affect the transactions contemplated by Section 2.1, including the consummation of the NNA Equity Issuance.

SECTION 7.7 Survival. None of the representations, warranties, agreements, covenants or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 7.8 Enforcement of this Agreement. The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching parties irreparable harm. Accordingly, the parties hereto agree that prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Subject to Section 7.5(e), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

SECTION 7.9 No Waiver Relating to Claims for Fraud/Willful Misconduct. The liability of any party under this Article VII shall be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on such party’s (a) fraudulent acts or omissions or (b) willful misconduct. None of the provisions set forth in this Agreement shall be deemed to be a waiver by or release of any party of any right or remedy that such party may have at law or equity based on any other party’s fraudulent acts or omissions or willful misconduct nor shall any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or

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awarded in any such claim for fraud or willful misconduct, (ii) the time period during which a claim for fraud or willful misconduct may be brought, or (iii) the recourse that any such party may seek against another party with respect to a claim for fraud or willful misconduct.

ARTICLE VIII.

MISCELLANEOUS

SECTION 8.1 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by facsimile or e-mail, as follows; provided that copies to be delivered below shall not be required for effective notice and shall not constitute notice:

If to NNA, addressed to:

Strathvale House, 90 N Church Street,

PO Box 309, Grand Cayman

KY1-1104 Cayman Islands

Attention: Vasiliki Papaefthymiou

Facsimile:    +30 210 417 2070

E-mail:         vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention:   Ryan J. Maierson

                    Nick S. Dhesi

E-mail:        ryan.maierson@lw.com

                    nick.dhesi@lw.com

If to any of the Parent Parties, addressed to:

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Attention: Vasiliki Papaefthymiou

Facsimile:     +30 210 417 2070

E-mail:         vpapaefthymiou@navios.com

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:     Philip Richter

E-mail:         philip.richter@friedfrank.com

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by facsimile or e-mail shall be effective upon written confirmation of receipt by facsimile, e-mail or otherwise. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

44

SECTION 8.2 Governing Law; Jurisdiction; Waiver of Jury Trial. To the maximum extent permitted by applicable Law, this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed and construed in accordance the Laws of the Marshall Islands, without regard to principles of conflicts of law. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in a court of competent jurisdiction of the Marshall Islands, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.3 Entire Agreement; Amendments, Consents and Waivers. This Agreement and the exhibits and schedules hereto and thereto constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between or among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. Except as expressly set forth in this Agreement (including the representations and warranties set forth in Articles III and IV), (a) the parties acknowledge and agree that neither the NNA Group Entities nor any other Person has made, and the Parent Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the NNA Group Entities or as to the accuracy or completeness of any information regarding any NNA Group Entity furnished or made available to any Parent Group Entity, (b) the parties hereto acknowledge and agree that, except as set forth in this Agreement, neither the Parent Group Entities nor any other Person has made, and the NNA Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the Parent Group Entities or as to the accuracy or completeness of any information regarding any Parent Group Entity furnished or made available to any NNA Group Entity, and (c) NNA and the Parent Parties shall not have or be subject to any liability to any Parent Group Entity or any other Person or any NNA Group Entity or any other Person, as applicable, or any other remedy in connection herewith, based upon the distribution to any Parent Group Entity or any NNA Group Entity of, or any Parent Group Entity’s or any NNA Group Entity’s use of or reliance on, any such information or any information, documents or material made available to the Parent Group Entities or NNA Group Entities, as applicable, in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby. Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (a) consented to or waived in writing by the party benefited by the provision or (b) amended or modified at any time by an agreement in writing by the parties hereto; provided, however, that, in addition to any other approvals required by NNA’s constituent documents or under this Agreement, the foregoing consents, waivers, amendments or modifications in clauses (a) and (b), and any decision or determination by NNA under this Agreement (including, for the avoidance of doubt, any decision or determination by NNA to (x) terminate this Agreement pursuant to Section 7.2 or Section 7.3 or (y) enforce this Agreement (including pursuant to Section 7.8)), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by the NNA Special Committee. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. Notwithstanding anything in this Agreement to the contrary, following receipt of the NNA

45

Stockholders Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Laws or stock exchange rule would require further approval by the Holders of NNA Public Stock, as applicable, without such approval.

SECTION 8.4 Binding Effect; No Third-Party Beneficiaries; and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except (i) as provided in Section 5.9 and (ii) for the right of the Holders of NNA Common Stock to receive the Merger Consideration. No party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise). Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

SECTION 8.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any matter materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

SECTION 8.6 Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

[The remainder of this page is blank.]

46

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents hereunto duly authorized, all as of the date first written above.

NAVIOS MARITIME PARTNERS L.P.

/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Chief Financial Officer

NAVIOS ACQUISITION MERGER SUB. INC.

/s/ Efstratios Desypris
Name: Efstratios Desypris
Title: Director

NAVIOS MARITIME ACQUISITION CORP.

/s/ Leonidas Korres
Name: Leonidas Korres
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

August 25, 2021

The Conflicts Committee of the Board of Directors

of Navios Maritime Acquisition Corporation

Strathvale House, 90 N Church Street, P.O. Box 309

Grand Cayman, KY1-1104 Cayman Islands

Dear Members of the Conflicts Committee:

Pareto Securities AS (“Pareto,” “we,” or “us”) is pleased to deliver this opinion to the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) of Navios Maritime Acquisition Corporation, a Republic of the Marshall Islands corporation (together with its subsidiaries, “NNA” or the “Company”).

We understand that the Company is considering a transaction pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), proposed to be entered into among NNA, Navios Maritime Partners L.P., a Republic of the Marshall Islands limited partnership (“NMM,”), and Navios Acquisition Merger Sub. Inc., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of NMM (“Merger Sub”), whereby and as more fully described in the Merger Agreement,: (a) the Company intends to enter into a series of initial transactions (the “Initial Transactions”), simultaneously or substantially simultaneously with execution of the Merger Agreement (as defined below), comprising (i) the issuance of 44,117,647 new shares of the common stock, par value $0.0001 per share, of NNA (“NNA Common Stock”) at a price of $3.40 per share in cash (or $150,000,000 in the aggregate) to NMM (the “NNA Equity Issuance,” such subscription amount in the aggregate, the “NMM Subscription Consideration”), (ii) the entry into one or more loan agreements with certain lenders pursuant to which NNA will borrow from such lenders up to $291,385,000, in the aggregate, (iii) the cancellation of certain ship mortgage notes issued by NNA and its wholly owned subsidiary and satisfaction and discharge of NNA’s and such subsidiary’s obligations under the NNA Notes Indenture (as defined in the Merger Agreement) in full, (iv) the issuance of 8,823,529 new shares of NNA Common Stock to Navios Shipmanagement Holdings Corporation, a Republic of the Marshall Islands corporation (“NSH”), in lieu of repayment of a part of the secured loan in the amount of $30,000,000 (the “NSH Subscription Consideration”) under that certain Loan Agreement (“NSH Loan Agreement”), dated March 19, 2021, between NNA as a borrower and NSH as a lender (the “NSH Equity Issuance”) and (v) the entry into a loan agreement (the “Loan Facility Agreement”) providing for the Working Capital Revolving Loan Facility (as defined in the Merger Agreement) with NMM as a lender; and (b) subject to the satisfaction or waiver of the conditions (other than those conditions that are not legally permitted to be waived) set forth in the Merger Agreement: (i) Merger Sub will be merged with and into NNA (the “Merger”), with NNA continuing as the surviving entity, and (ii) each share of NNA Common Stock, other than the shares of NNA Common Stock held directly or indirectly by (A) NMM or any entity that is partially or wholly owned, directly or indirectly, by NMM other than NNA and any entity that is partially or wholly owned, directly or indirectly, by NNA (the “NMM Group Entities”), including the shares issued pursuant to the NNA Equity Issuance or (B) NNA or any entity that is partially or wholly owned, directly or indirectly, by NNA (the “NNA Group Entities”), outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive 0.1275 of a common unit of NMM (a “NMM Common Unit,” such exchange ratio, the “Exchange Ratio”) (the Initial Transactions and the Merger, together, the “Transaction”).

Pareto has been engaged by the Company to act as the financial advisor to the Conflicts Committee in connection with the Transaction. Pursuant to our engagement letter dated July 28, 2021 (the “Engagement Letter”), you have asked us to render our opinion as to: (a) the fairness to the holders of NNA Common Stock, other than the shares held directly or indirectly by the NMM Group Entities, including the shares issued pursuant to the NNA Equity Issuance, by the NNA Group Entities, or by NSH or any of its affiliates, including the shares issued pursuant to the NSH Equity Issuance (such shares, the “NNA Public Shares”), from a financial point of

1

view, of the Exchange Ratio; (b) the fairness to the Company, from a financial point of view, of the NMM Subscription Consideration; and (c) the fairness to the Company, from a financial point of view, of the NSH Subscription Consideration. Pursuant to the Engagement Letter, Pareto will receive a customary fee upon delivery of this written opinion to the Conflicts Committee. No portion of our fee is contingent upon either the conclusion expressed in this opinion, but a portion of our fee is contingent on whether the Merger is successfully completed. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement.

Pareto, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Pareto and its affiliates in the past have provided, and currently provide, services to affiliates of NNA and NMM unrelated to the Transaction for which Pareto and such affiliates have received and expect to receive fees, including acting as financial advisor to Navios Maritime Holdings Inc. in a business divestment transaction in 2019 and financial advisor to the Conflicts Committee of the Board of Directors of Navios Maritime Containers L.P. in a merger transaction in 2020. In addition, in the ordinary course of our business, we and our affiliates may actively trade or hold debt and/or equity securities (or related derivative securities) of NNA and NMM for our own account or for the account of our customers and, accordingly, may at any time hold long or short positions, either on a discretionary or nondiscretionary basis, for our own account or for the account of our customers, in such securities.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this engagement, including information provided by management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, no due diligence review or other verification exercises have been performed by Pareto in connection with the Transaction, nor has Pareto conducted any analysis concerning the solvency of the Company and NMM or obtained any evaluations or appraisals, other than what has been provided by the Company, of any of the assets and liabilities of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, accounting, tax and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by or discussed with us and upon the assurances of the management of NNA that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial projections and other information relating to the Company and NMM provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and NMM that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and NMM as to the future operating and financial performance of the Company and NMM. We assume no responsibility for and express no view or opinion as to such forecasts and other information or the assumptions on which they are based.

In arriving at our opinion, we have assumed, with your consent, that:

(i)	the Transaction, including the Merger, will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement;

(ii)	the final terms of the Merger Agreement and the other Transaction Documents (as defined below) conform in all material respects to the terms of the drafts reviewed by us;

(iii)

there has been no change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or NMM since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there is no information or facts that would make the information reviewed by Pareto incomplete or misleading; and

2

(iv)

all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, including the Merger, will be obtained, and no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, NMM or the contemplated benefits of the Transaction, including the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which this opinion is based prove to be untrue in any material respect, this opinion cannot and should not be relied upon. Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i)

reviewed (A) a draft dated August 25, 2021 of the Merger Agreement, (B) a draft dated August 24, 2021 of the Supplemental Agreement to the NSH Loan Agreement between NNA and NSH, (C) a draft dated August 24, 2021 of the Loan Facility Agreement, (D) a draft dated August 24, 2021 of the loan agreement among NNA, certain banks and financial institution as lenders and Hamburg Commercial Bank AG and (E) a draft dated August 24, 2021 of the loan agreement among certain subsidiaries of NNA, certain banks and financial institution as lenders, BNP Paribas and Crédit Agricole Corporate and Investment Bank (collectively, the “Transaction Documents”);

(ii)	conferred with senior officers, directors and other representatives and advisors of the Company and NMM with respect to the business, operations and prospects of the Company and NMM;

(iii)

reviewed and analyzed relevant business and financial information relating to the Company and NMM, including certain financial forecasts and other information and data relating to the Company and NMM which were provided to or discussed with us by the managements of the Company and NMM;

(iv)	familiarized ourselves with the business, operations, properties, financial condition, capitalization and prospects of the Company and NMM;

(v)	reviewed and analyzed documents provided by the Company, to assist Pareto with its analysis;

(vi)	reviewed and analyzed vessel appraisals from the following independent ship brokers: Clarksons, Maersk and VesselsValue; and

(vii)	performed such other analyses, diligence and services as are customary, or that we have deemed otherwise appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion is provided for the information and assistance of the Conflicts Committee in connection with its consideration of the Merger, and, except in any proxy statement and prospectus disseminated to the stockholders of the Company in connection with the Merger, may not be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent.

This opinion is addressed to the Conflicts Committee in connection with and for the purpose of its evaluation of the Merger. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect the Transaction, including the Merger, the relative merits of the Transaction, including the Merger, as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We do not express any opinion as to what the value of the NMM Common Units actually will be when issued pursuant to the Merger or the price at which the NMM Common Units will trade at any time. We do not express any opinion about the fairness of any consideration payable to or receivable from any NMM Group Entities, NNA Group Entities, NSH or its affiliates in connection with the Transaction other than the Exchange Ratio, the NMM Subscription Consideration or the

3

NSH Subscription Consideration. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio, the NMM Subscription Consideration or the NSH Subscription Consideration. This opinion is not intended to be and does not constitute a recommendation to any holder of NNA Common Stock as to how such holder should vote or act on any matters relating to the Merger. We were not requested to, and we did not, participate in the structuring of the Transaction, including the Merger, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company. However, we participated in negotiations with representatives of NMM on behalf of the Conflicts Committee in order to improve terms for the holders of NNA Public Shares.

We do not express any opinion as to any legal, tax, regulatory or accounting matters, as to which we understand that the Conflicts Committee obtained such advice as it deemed necessary from qualified professionals.

Our opinion is limited to: the fairness of the Exchange Ratio, from a financial point of view, to the holders of NNA Public Shares; the fairness of the NMM Subscription Consideration, from a financial point of view, to the Company; and the fairness of the NSH Subscription Consideration, from a financial point of view, to the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof: the Exchange Ratio is fair, from a financial point of view, to the holders of NNA Public Shares; the NMM Subscription Consideration is fair, from a financial point of view, to the Company; and the NSH Subscription Consideration is fair, from a financial point of view, to the Company.

Very truly yours,

PARETO SECURITIES AS

By:

Name: Christian Moxon

Title: Managing Director

4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 7 of the Republic of the Marshall Islands Limited Partnership Act provides as follows:

Indemnification. Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

Navios Partners generally indemnifies its directors and officers and the other affiliates of its general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events. Under the Navios Partners Partnership Agreement, in most circumstances, Navios Partners will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	Navios Partners’ general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of Navios Partners’ general partner or any departing general partner;

(4)	any person who is or was an officer, director, member or partner of any entity described in (1), (2) or (3) above;

(5)

any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of the Navios Partners Board, Navios Partners’ general partner or any departing general partner;

(6)	Navios Partners’ officers;

(7)	any person designated by the Navios Partners Board; and

(8)	the members of the Navios Partners Board.

Any indemnification under these provisions will only be out of Navios Partners’ assets. Unless it otherwise agrees, Navios Partners’ general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to Navios Partners to enable Navios Partners to effectuate, indemnification. In addition, Navios Partners has obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not Navios Partners would have the power to indemnify such person.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, Navios Partners has been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements.

(a)	EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of August 25, 2021, by and among Navios Maritime Acquisition Corporation, Navios Maritime Partners L.P. and Navios Acquisition Merger Sub. Inc. (Incorporated by reference to Annex A to Proxy Statement/Prospectus included in this Registration Statement)

5.1*	Opinion of Reeder & Simpson P.C. as to the validity of the securities being registered

8.1+	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain U.S. federal income tax matters.

23.1*	Consent of PricewaterhouseCoopers S.A.

23.2*	Consent of PricewaterhouseCoopers S.A.

23.3*	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.

23.4*	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.

23.5*	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 hereto)

23.6+	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (to be included in Exhibit 8.1 hereto)

24.1*	Power of Attorney (included on the signature page to this Registration Statement)

99.1*	Consent of Pareto Securities AS

*	Filed herewith.
+	To be filed by amendment

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effective-ness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the under-signed registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Navios Maritime Partners L.P. has duly caused this Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monte Carlo, Monaco on September 14, 2021.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Angeliki Frangou Angeliki Frangou	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	September 14, 2021

/s/ Efstratios Desypris Efstratios Desypris	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 14, 2021

/s/ George Achniotis George Achniotis	Director and Executive Vice President-Business Development	September 14, 2021

/s/ Shunji Sasada Shunji Sasada	Director	September 14, 2021

/s/ Serafeim Kriempardis Serafeim Kriempardis	Director	September 14, 2021

/s/ Orthodoxia Zisimatou Orthodoxia Zisimatou	Director	September 14, 2021

/s/ Kunihide Akizawa Kunihide Akizawa	Director	September 14, 2021

/s/ Alexander Kalafatides Alexander Kalafatides	Director	September 14, 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Navios Maritime Partners L.P. in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 14th day of September, 2021.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director